FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item
1.	Communication regarding 3Q09 earnings release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	March 16, 2009	By:	/s/ Paulo Sérgio de Oliveira Diniz
			Name:	Paulo Sérgio de Oliveira Diniz
			Title:	Chief Financial Officer and Investors Relations Officer

3

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2009 – November, December and January

Endorsing the tendency begun last quarter, Cosan Limited posts record EBITDA

■
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP.

■
The operations of Esso, now renamed Cosan Combustíveis e Lubrificantes (CCL) were consolidated in the 3Q09. For comparative purposes, Cosan’s operations until the date of the Esso acquisition, which comprise the production and sale of sugar, ethanol and electric power, are grouped under Cosan Sugar e Álcool (CAA).

■
Thanks to two months of CCL’s results and the impact of the devaluation of the Real on exports, Cosan closed the 3Q’09 with a significant inmprovement in its operating results: (i) net operating revenue moved up 2.9 times to US$1,103.4 million; (ii) gross profit increased 4.6 times and the gross margin widened from 8.8% to 13.9%; (iii) the 3Q’08 operating loss was turned into operating income of US$43.2 million, with a margin of 3.9%; and (iv) EBITDA totaled US$92.2 million 7.8 times higher than the 3Q’08, equivalent to 97.8% of FY’08 EBITDA. It is also worth noting that the EBITDA margin increased from 3.1% to 8.4%, even after consolidating the EBITDA of CCL, whose margins are compatible with the fuel distribution segment, i.e. much lower than those of sugar and ethanol production.

Summary of Financial and Operating Information (US$MM)
3Q'08	3Q'09		YTD' 08	YTD' 09
123.0	115.7	Ethanol Sold (millions gallons)	265.0	279.6
625.4	808.8	Sugar Sold (thousand tonnes)	2,273.2	2,340.3
226.1	228.3	Fuels Sold (million gallons)	226.1	228.3
5.1	4.1	Lubes Sold (million gallons)	5.1	4.1
376.7	1,103.4	Net sales	1,005.9	1,881.2
33.2	153.0	● Gross profit	78.8	211.8
8.8%	13.9%	Gross Margin	7.8%	11.3%
(38.6)	43.2	● Operating income (loss)	(129.6)	(70.2)
-10.2%	3.9%	Operating margin	-12.9%	-3.7%
11.8	92.2	● EBITDA	79.3	179.0
3.1%	8.4%	EBITDA Margin	7.9%	9.5%
(114.8)	(83.9)	● Income (loss) before minority interest	(88.8)	(297.9)
(59.7)	(64.6)	● Net income (loss)	(40.7)	(208.0)
-15.8%	-5.9%	Profit (loss) Margin	-4.0%	-11.1%
157.3	131.7	Capex	342.1	445.0
(48.8)	1,296.3	● Net Debt	(48.8)	1,296.3
2,509.0	2,099.6	● Shareholders' & Minorities Equity	2,509.0	2,099.6

Definitions:
FY’09  -   fiscal year begun May 1, 2008 and ending March 31, 2009
FY’08  -   fiscal year begun May 1, 2007 and ending April 30, 2008
3Q’09  -   quarter ended January 31, 2009
3Q’08  -   quarter ended January 31, 2008
YTD’09 - period begun on the same date as the FY’09 and ended at the close of the 3Q’09
YTD’08 - period begun on the same date as the FY’08 and ended at the close of the 3Q’08
■	Net debt in the 3Q’09 moved up due to financing for the acquisition of CCL and BNDES funding for the co-generation investments, which will add additional and constant cash flow to Cosan’s results.

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2009 – November, December and January

Paulo Diniz, CFO & IRO	EBITDAH of R$359.5 million is Cosan’s best ever quarterly result

Luiz Felipe Jansen de Mello, Investor Relations	■
Having consolidated two months of the results generated by Esso, now Cosan Combustíveis e Lubrificantes S.A. (CCL), and benefiting from the impact of the devaluation of the Real on its exports, Cosan S.A. (BOVESPA: CSAN3) closed the 3Q’09 with EBITDAH of R$359.5 million, an all-time quarterly record, giving a YTD’09 figure of R$608.7 million, already 53% up on the FY’08 total.

Guilherme A. Prado, Treasury	■
The healthy operating result was sufficient to absorb interest expenses and expenses from depreciation, goodwill amortizations and the exchange variation on dollar-denominated debt. As a result, Cosan reversed the 3Q’08 net loss, closing the 3Q’09 wiith net income of R$5.2 million.

Mauricio Sartorelli, Controller	■
The 2008/09 harvest came to an end in December and Cosan also established a new crushing record, having processed 44.2 million tonnes of sugarcane, producing 1,715.8 million liters of ethanol and 3,267.7 thousand tonnes of sugar.

Summary of Financial and Operating Information (R$MM)
3Q'08	3Q'09		YTD'08	YTD'09
482.4	438.1	Ethanol Sold (millions liters)	1,033.0	1,058.3
629.0	808.8	Sugar Sold (thousand tonnes)	2,295.1	2,340.3
855.8	864.4	Fuels Sold (million liters)	855.8	864.4
19.1	15.5	Lubes Sold (million liters)	19.1	15.5
674.0	2,565.6	Net sales	1,893.2	3,920.3
79.6	378.0	● Gross profit	199.6	559.5
11.8%	14.7%	Gross Margin	10.5%	14.3%
(106.6)	(47.4)	● Operating income (loss)	(62.8)	(726.2)
-15.8%	-1.8%	Operating margin	-3.3%	-18.5%
1.3	234.5	● EBITDA	126.7	435.5
0.2%	9.1%	EBITDA Margin	6.7%	11.1%
94.4	359.5	● EBITDAH	370.5	608.7
12.3%	13.4%	EBITDAH Margin	17.3%	14.9%
(72.0)	5.2	● Income (loss) before minority interest	(44.4)	(434.5)
(71.4)	5.2	● Net income (loss)	(42.5)	(433.6)
-10.6%	0.2%	Profit (loss) Margin	-2.2%	-11.1%
270.8	426.9	Capex	577.9	984.9
295.6	3,521.1	● Net Debt	295.6	3,521.1
3,349.3	3,728.1	● Shareholders' & Minorities Equity	3,349.3	3,728.1

Definitions:
FY’09  -   fiscal year begun May 1, 2008 and ending March 31, 2009
FY’08  -   fiscal year begun May 1, 2007 and ending April 30, 2008
3Q’09  -   quarter ended January 31, 2009
3Q’08  -   quarter ended January 31, 2008
YTD’09 -  period begun on the same date as the FY’09 and ended at the close of the 3Q’09
YTD’08 -  period begun on the same date as the FY’08 and ended at the close of the 3Q’08
■
The Company invested R$426.9 million in fixed assets in the 3Q’09, R$166.3 million of which in the Jataí greenfield project in Goiás, which will begin production in the upcoming harvest. The ongoing co-generation projects, which are already contributing to  revenue, absorbed R$103.5 million.

■
Cosan closed the 3Q’09 with net debt of R$3,521.1 million, inflated by the R$1.1 billion issue of promissory notes used to finance the acquisition of CCL and the consolidation of US$175.0 million in existing floating rate notes into its balance sheet. This debt corresponds to 4.2 times EBITDA in the 12 months ended January 31, 2009, including 12 months of CCL’s results.

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A. Market Overview

▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s Central-South totaled 499.6 million tonnes through January 15, 15.88% more than last year’s total harvest. This figure benefited from the 46 plants still in operation, which crushed 2.34 million tonnes in the first fortnight of the year. Around 10 of these units intend to keep crushing until the beginning of the next harvest. Sugar production in the period amounted to 26.75 million tonnes, 2.11% up on the 2007/08 crop, while ethanol output climbed 22.59% to 24.79 billion liters. Of this total, hydrous accounted for 16.2 billion liters, 23.81% up year-on-year, and anhydrous for 8.59 billion liters, up by 20.36%. The hefty ethanol upturn was due to the production bias towards this product, which accounted for 60.26% of total cane TSR (sucrose content). Brazil’s capacity to alter its production mix at will has been diminishing, since recent investments have been concentrated in boosting ethanol output. Until the first fortnight of January, plants producing ethanol only were responsible for 13% of total crushed cane and production of 5.31 billion liters of ethanol.

■
The Northeast harvest is nearing its end, with estimated production of 3.65 million tonnes of sugar and 1.96 billion liters of ethanol through the end of January, 4.3% down and 18% up, respectively, on the same period last year. Ethanol’s share of cane output increased, rising from 40% of the total, in 2007/08, to 45%, and yield increased by 1%.

■
The global sugar supply and demand ratio is still favoring prices, given prospects of a 2009/10 deficit that may exceed 10 million tonnes, according to some market estimates. While there are no signs of significant reductions in demand, supply has fallen dramatically.

Loosening of Indian import restrictions paves the way for Brazilian exports	■
As India’s harvest has moved ahead, sugar output estimates have been frequently revised downwards due to the reduction in planted area, lower yield and less sucrose recovery. The latest news points to production of between 16 and 17 million tonnes, almost 10 million less than the previous (record) harvest. As a result, the Indian government decided to ease its import restrictions in order to put a brake on domestic sugar prices, which reached INR 2,115/100kg (equivalent to ¢US$19,6/lb) at the close of January, 20.4% up on the end-of-October figure. In February, the government approved a tonne-for-tonne policy, allowing local plants to import raw sugar, with a commitment to export a similar volume of refined sugar in up to 24 months. Taking advantage of this new policy, Brazil had already shipped 800,000 tonnes to India until February.

■
Production in some other Asian countries also looks set to fall thanks to poor weather and two years of low returns. In Australia, where many plants have closed in the last few years, the recent rains have further reduced production. China was hit by frost at the beginning of 2008 and by reduced fertilizer use, while in Pakistan, the reduction in planted area was aggravated by lower yield, as in India.

■
International raw sugar prices averaged ¢US$11.79/lb in the 3Q’09, 6% down on the previous quarter and 10.1% up on the ¢US$10.68/lb recorded in the 3Q’08. On the other hand, the hefty devaluation of the Real continued throughout the quarter, more than offsetting the international price slide. Raw sugar prices in Reais closed the 3Q’09 at ¢R$29.35/lb, 15.4% up on the 2Q08 and 34.9% more than the 3Q’08 figure of ¢R$21.76/lb.

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Funds rebuild sugar market positions thanks to the sector’s sound fundamentals	■
In November and December, major hedge funds, plus smaller funds and speculators, maintained the previous quarters’ trend, reducing their net long positions from 87,000 lots at the close of October to 77,000 at the end of December, as result of increased redemptions by fund shareholders. As of January, however, these positions began to build up again, reaching 140,000 lots and 21% of total open contracts, evidence of investor confidence in the sector’s sound fundamentals. It is worth remembering that index funds sold around 40,000 lots in January, but with no undue impact on prices given that this reordering was carried out in a gradual manner and had already been built into prices by the market.

Recovery of international market prices	■
International refined sugar prices have been reacting to the initial decline triggered by the flight from commodities to more conservative positions, sustained by the sector’s solid fundamentals. Prices closed January at US$373.5/t, with an upward bias. In the 3Q’09, they averaged US$328.3/t, 11.1% down on the previous quarter and 6.8% up year-on-year. The white premium closed the quarter at US$94.17/t, 36.1% up on the 2Q09, reflecting the reduction in refined sugar supply due to: (i) the transition of India and the EU from major exporters to possible importers; and (ii) the reduction in shipments from Brazil following the massive exports at the beginning of the current harvest.

March, 2009 Cosan | Renewable Energy for a Better World

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March, 2009 Cosan | Renewable Energy for a Better World

■
Export demand remained strong, thanks to low freight costs and reduced physical discounts. Between May/08 and February/09, Brazil shipped 18.5 million tonnes abroad, 12.6% up on the same period last year. In the 3Q’09, the Baltic Exchange Dry Index, which measures freight prices, averaged 821.4 points, 82.3% down on the previous quarter’s average. Since February, however, a correction got under way and prices peaked at 2298 points at the beginning of March.

■
Domestic crystal sugar prices (ESALQ) averaged R$33.12/50kg bag (or R$662.34/t) in the 3Q’09, 9.1% up on the previous three months and 37.9% up year-on-year. The increase reflected reduced crystal supply in the Central-South, due to: (i) exceptionally high exports; (ii) producers massively favoring raw production; and (ii) retention of sugar by the banks as a guarantee of debt payments, although there are no estimates of the precise volume involved.

■
Domestic hydrous ethanol prices (ESALQ) averaged R$0.752/liter in the 3Q’09, 2.8% up on the previous three months, while anhydrous prices dipped by 0.7% to an average R$0.882/liter. In relation to the 3Q’08, hydrous moved up by 3.9% and anhydrous by 8.2%.

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■
According to preliminary figures from Secex (Brazil’s Foreign Trade Secretariat), ethanol exports from the 2008/09 harvest through February/09 reached the record level of 4.28 billion liters, 43.8% up year-on-year. In January and February however, as expected, export demand was 47.1% lower than the same period last year, totaling 309.6 million liters.

■
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.477/liter at the end of the 3Q’09, while hydrous ethanol averaged R$1.541/liter, giving a parity of 62.2%. Ethanol prices only exceeded 75% of gasoline prices in five Brazilian states (Acre, Amapá, Pará, Piauí and Roraima). In São Paulo state, the country’s largest consumption center, the ratio stood at only 54.9%.

■
Despite the economic slowdown, ethanol consumption continued to move up. According to the ANP, hydrous consumption climbed 25.7% year-on-year in November and December, reaching 2.5 billion liters. The year-to-date total stood at 13.3 billion liters, 41.9% up on the year before. Year-to-date anhydrous sales came to 6.3 billion liters, 7.7% more than the same period in the previous year, pushed by the 3.5% upturn in the consumption of C gasoline (the gasoline/anhydrous ethanol blend), which totaled 4.4 billion liters.

■
In December and January, Brazilian vehicle sales began to react to the government’s auto industry incentives, although they still recorded a year-on-year downturn. These incentives included, as of December, a R$4 billion injection to generate more liquidity and facilitate vehicle financing and a reduction in the IPI (federal VAT) rate on vehicle sales until March 2009.

■
According to Anfavea, the auto manufacturers’ association, new car sales totaled 540,000 units in the 3Q’09. Flex-fuel vehicles exceeded 465,000 units, or 86.2% of the total. January’s sales fell 7.6% year-on-year, versus market expectations of a close-to-20% drop, while in February sales were slightly higher than the same period of the previous year, reaching 191,285 units.

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■
In the distribution sector, despite the reduced pace of vehicle sales, there is still plenty of room for companies affiliated to Sindicom (an association of the 5 fuel largest fuel distributors) to consolidate the distribution segment by increasing their market share, especially in relation to the independent gas stations. In 2008, Sindicom affiliates were responsible for 84% of total diesel sales, 76,4% of C gasoline sales and 59.% of hydrous ethanol sales, representing respective annual sales increases of 2.3 billion, 0.3 billion and 2.6 billion liters. Also in 2008, sales by all distributors totaled 44.8 billion liters of diesel, 25,2 billion de liters of C gasoline  and 13.3 billion liters of hydrous ethanol, respective increases of 7%, 3.5% and 41.9% over 2007.

Dollar hovers around new level of R$2.30/US$	■
The dollar remained highly volatile throughout the 3Q’09, although concentrated within a narrower band between R$2.12 and R$2.50/US$. The Real closed the period at R$2.32/US$, 9.5% down on the quarter before and 29.3% less than the end of January 2008.

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B. Operating Performance

■
Net revenue totaled R$2,565.6 million in the 3Q’09, following the consolidation of two months of operations (December 2008 and January 2009) of Cosan Combustíveis e Lubrificantes (CCL), 280.7% up year-on-year.

■	EBITDA of R$234.5 million was the best quarterly result since the 2Q’07, until then the Company’s best ever figure, and already 35% more than in the FY’08, Cosan’s last fiscal year.

■	EBITDAH of R$359.5 million was also a new quarterly record, the best result since the constitution of Cosan.

■	The Company posted net income of R$5.2 million, despite the heavy weight of depreciation and amortizations and the financial expenses from the exchange variation, reversing the 3Q’08 net loss.

3Q'08	3Q'09	Income Statement (R$MM)	YTD'08	YTD'09
674.0	2,565.6	Net Operating Revenue	1,893.2	3,920.3
(594.4)	(2,187.6)	(-) Cost of Goods Sold	(1,693.5)	(3,360.8)
79.6	378.0	(=) Gross Profit	199.6	559.5
11.8%	14.7%	Gross Margin	10.5%	14.3%
(73.4)	(156.8)	(-) Selling Expenses	(226.5)	(331.1)
(49.9)	(72.3)	(-) General & Adm. Expenses	(152.5)	(197.6)
(2.7)	14.4	(±) Other Operating Expenses	(6.2)	(0.5)
47.8	71.1	(+) Depreciation & Amortization	312.2	405.2
1.3	234.5	(=) EBITDA	126.7	435.5
0.2%	9.1%	EBITDA Margin	6.7%	11.1%
94.4	359.5	(=) EBITDAH (Adjusted by Hedge)	370.5	608.7
12.3%	13.4%	EBITDAH Margin	17.3%	14.9%
(11.9)	(159.2)	(±) Net Financial Expenses	283.3	(624.0)
0.1	13.6	(±) Equity Income	0.2	13.5
(48.2)	(65.2)	(-) Goodwill Amortization	(160.8)	(145.9)
1.1	105.9	(±) Other Non-Operat. Result	6.3	116.6
(105.5)	58.5	(=) Profit Before Income Tax	(56.5)	(609.6)
33.5	(53.3)	(±) Income Tax	12.1	175.0
0.6	0.0	(±) Minority Interests	1.9	0.9
(71.4)	5.2	(=) Net Profit (Loss)	(42.5)	(433.6)
-10.6%	0.2%	Net Margin	-2.2%	-11.1%

Exchange rate helps 3Q’09 exports	■
Following the consolidation of CCL, fuel distribution began to play a bigger role in Cosan’s revenue mix, contributing 58.5% of the 3Q’09 total. However, as in the previous quarter, the Real continued to depreciate against the U.S. dollar, which, in terms of sugar and ethanol production and sales, favored Cosan’s exports and, consequently, sugar sales, with a bigger emphasis on overseas shipments. As a result, sugar accounted for 21.1% of total sales, while ethanol produced and sold (excluding distributed) accounted for 14.2%. Lubricant distribution, another CCL contribution, accounted for 3.4% of net consolidated sales and other products and services for at least 2.8%.

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3Q'08	3Q'09	Sales Composition (R$MM)	TD'08	YTD'09
674.0	2,565.6	Net Operating Revenue	1,893.2	3,920.3
277.4	540.6	● Sugar Revenue - CAA	1,019.0	1,302.7
60.9	54.6	Local	183.9	169.7
216.6	486.0	Export	835.1	1,133.0
356.2	364.0	● Ethanol Revenue - CAA	718.9	838.5
270.0	268.0	Local	538.4	517.3
86.2	96.0	Export	180.5	321.2
40.3	60.7	● Other Revenue - CAA	155.3	178.7
37.3	55.4	Local	143.7	163.6
3.1	5.3	Export	11.6	15.2
1,463.9	1,500.2	● Fuels Revenue - CCL	1,463.9	1,500.2
91.3	114.3	Ethanol	91.3	114.3
670.8	672.4	Gasoline	670.8	672.4
533.2	568.2	Diesel	533.2	568.2
168.5	145.3	Other	168.5	145.3
80.1	88.2	● Lubes Revenue - CCL	80.1	88.2
12.5	12.0	● Other Revenue - CCL	12.5	12.0

Dollar prices and exchange rate push up average prices in R$ by more than 50%	■
The hefty 94.4% upturn in sugar revenue was fueled by the 28.6% year-on-year increase in sales volume to 808,800 tonnes, but chiefly benefited from the 51.6% jump in average prices, in turn due to the exchange rate used to convert exports to Reais. However, average export prices moved up strongly, from 11.00 ¢US$/lb in the 3Q’08, to 13.05 ¢US$/lb in the 3Q’09, dollar growth of 18.7%. In line with Cosan’s commercial policy, inventories closed the quarter at 967,000 tonnes, 11.8% higher than at the end of the 3Q’08.

3Q'08	3Q'09	Sugar Business	YTD'08	YTD'09
629.0	808.8	Volume Sold (thousand tons)	2,295.1	2,340.3
126.4	82.4	Local	360.9	278.8
502.7	726.4	Export	1,934.2	2,061.5
441	668	Average Unit Price (R$/ton)	444	557
482	663	Local	510	609
431	669	Export	432	550

High inter-harvest ethanol inventories	■
Prospects of high ethanol consumption and low inter-harvest inventories were crucial in the ”full tank”  strategy, which reduced sales volume by 9.2% over the 3Q’08 to 438.1 million liters and raised end-of-period stocks to 719.4 million liters. However the volume reduction, which was part of the strategy, pushed average prices up by 12.45% year-on-year to R$831 per thousand liters. It is worth noting that, although ethanol imports from the U.S. and Europe fell in the 3Q’09, Cosan recorded ethanol exports of 90,500 m3 in the quarter, all of which from sales recorded in previous periods.

3Q'08	3Q'09	Ethanol Business	YTD'08	YTD'09
482.4	438.1	Volume Sold (million liters)	1,033.0	1,058.3
366.9	347.6	Local	783.8	685.5
115.5	90.5	Export	249.2	372.9
738	831	Average Unit Price (R$/thousand liters)	696	792
736	771	Local	687	755
746	1,060	Export	724	861

Electricity sales begin to impact revenue and EBITDA	■
Revenue from other CAA products and services moved up by 50.5% year-on-year, due to: (i) R$7.7 million in revenue from electricity sales, this time billed by the three operational units (Costa Pinto, Rafard and Gasa); (ii) revenue growth of R$6.2 million from the sale of around 273,000 tonnes of sugar to third parties, mostly from the Bonfim plant in the Araraquara region; (iii) a 20.7%, or R$2.4 million, increase in revenue from Da Barra products; and (iv) a 90.4% upturn in revenue from port services to R$7.4 million, also favored by the exchange rate, given that sugar loading prices are fixed in dollars.

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March, 2009 Cosan | Renewable Energy for a Better World

Revenue growth from fuel distribution led by increasing ethanol volumes	■
Although the 3Q’09 was the first quarter in which the Company consolidated CCL’s results, it opted to compare Cosan’s revenue, volume and prices in December/08 and January/09 in the 3Q’09 with those in December/07 and January/08 in the 3Q’08. In this comparison, volume moved up by 1.0% and average prices by 1.5%, resulting in a 2.5% increase in net fuel revenue. In segment terms, ethanol distribution sales volume climbed by 27.8%, or 28 million liters, thanks to increased demand from flex-fuel cars. Diesel volume fell by 5.1%, or 16 million liters, due to reduced sales to industry, transport firms and highway service stations, pulled down by the impact of the global financial crisis on economic activity. On the price front, it is worth noting the reduction in the price of ethanol acquired by CCL from the ethanol plants in the closing months of 2008, due to increased market supply of the product. As a result, CCL’s sale price fell in the same period, with an adverse impact on revenue. As for diesel, the 9.0% hike in refinery-gate prices in May/08 and the mandatory addition of between 1 and 3% of biodiesel to the product were entirely passed on to prices.

3Q'08	3Q'09	Fuel Business	YTD'08	YTD'09
855.8	864.4	Volume Sold (million liters)	855.8	864.4
99.8	127.6	Ethanol	99.8	127.6
310.4	308.9	Gasoline	310.4	308.9
318.4	302.2	Diesel	318.4	302.2
127.1	125.7	Other	127.1	125.7
1,711	1,736	Average Unit Price (R$/thousand liters)	1,711	1,736
915	896	Ethanol	915	896
2,161	2,176	Gasoline	2,161	2,176
1,675	1,880	Diesel	1,675	1,880
1,326	1,156	Other	1,326	1,156

■
Lubricant sales volume fell 19.2% year-on-year, or 3.7 million liters, 2.5 million of which in the distribution and gas station segment, partially due to the slowdown in industrial activity triggered by the financial crisis, and partially to the bringing forward of lubricant purchases by CCL’s main customers to October and November as a result of December’s change in control. Sales to the industrial segment declined by 1.1 million liters, largely for the same reasons. However, the average unit price climbed by 36.3%, chiefly thanks to the exchange-driven increase in base oil prices. As a result of these two factors, lubricant revenue moved up by 10.2%.

	3Q'08	3Q'09	Lubes Business	YTD'08	YTD'09
	19.1	15.5	Volume Sold (million liters)	19.1	15.5
	4,184	5,701	Average Unit Price (R$/thousand liters)	4,184	5,701

■	The cost of goods sold and services rendered by Cosan totaled R$2,187.6 million, pushed by the new fuel distribution business (CCL), which contributed 66.1% of the total.

■
In terms of sugar and ethanol production and sales, COGS moved up by 13.8% due to the 7.2% upturn in sales volume, the 28.6% increase in sugar volume, the 9.2% reduction in ethanol sales volume and the 6.4% rise in the unit cost from R$390/t of sugar equivalent to R$415/t. Two factors were primarily responsible for the latter upturn. The first was the increase in the cost of cane acquired from third parties (priced by sucrose content or ATR), which climbed from R$0.2411/kg, in the 3Q08, to R$0.2696/kg, raising cane costs from R$45.47/t to 46.70/t, albeit still below the cost of Cosan’s own cane which remained flat at R$51/t. In addition, in this harvest the Company expanded the share of suppliers’ cane from 46% to 50%, reducing the impact on the average cane cost. The second factor was the 4.11% reduction in the quantity of the ATR, from 144.08 kg per tonne of cane in 2007/08 to 138.17kg/t in 2008/09. It is also worth remembering that processing costs not only lagged period inflation but actually

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recorded a 1% reduction from R$ 10.93/t to R$10.83/t, thanks to the Company’s cost-cutting programs.

3Q'08	3Q'09	COGS per Product	YTD'08	YTD'09
(594.4)	(2,187.6)	Cost of Good Sold (R$MM)	(1,693.5)	(3,360.8)
(249.6)	(330.3)	Sugar	(913.1)	(970.0)
(306.0)	(303.7)	Ethanol	(660.8)	(735.8)
(38.8)	(42.6)	Other Products & Services - CA	(119.6)	(143.9)
(1,384.3)	(1,446.2)	Fuels	(1,384.3)	(1,446.2)
(48.1)	(64.9)	Lubes	(48.1)	(64.9)
		Average Unit Cost (R$)
397	408	Unit COGS of Sugar (R$/ton)	398	414
634	693	Unit COGS of Ethanol (R$/thousand liter)	640	695
1,618	1,673	Unit COGS of Fuels (R$/thousand liters)	1,618	1,673
2,515	4,194	Unit COGS of Lubes (R$/thousand liters)	2,515	4,194

■
In the 3Q’09, sugar recorded the biggest gross margin (38.9%), equivalent to R$260 per tonne of sugar sold. It is worth remembering, however, that this product, when exported, incurs selling expenses consisting of highway freight charges to Santos as well as port loading expenses, unlike ethanol sales which largely take place in the plants themselves and incur no such expenses. Fuel and lubricant gross margins narrowed, chiefly due to reduced demand for diesel and the impact of the higher base oil prices on lubricant sales. On the other hand, despite the reductions in producers’ margins, final consumer ethanol prices remained at levels that permitted a wider distribution margin.

3Q'08	3Q'09	Gross Margin per Product	YTD'08	YTD'09
		Unitary Gross Margin
44	260	Sugar (R$/ton)	46	142
104	138	Ethanol (R$/thousand liters)	56	97
93	62	Fuels (R$/thousand liters)	93	62
1,669	1,507	Lubes (R$/thousand liters)	1,669	1,507
		Gross Margin %
10.0%	38.9%	Sugar	10.4%	25.5%
14.1%	16.6%	Ethanol	8.1%	12.3%
5.4%	3.6%	Fuels	5.4%	3.6%
39.9%	26.4%	Lubes	39.9%	26.4%

Selling expenses move up over the previous quarter, due to higher sugar exports and the need to hire external warehousing facilities	■
CAA’s selling expenses increased by 25.1% over the 3Q’08 to R$91.8 million, thanks to the 28.6% upturn in sugar sales volume, especially exports, which climbed by 44.5%. The greater need for product storage this harvest, given the Company’s strategy of concentrating sales at the end of the fiscal year, led to the hiring of space in third-party storage facilities, generating additional expenses of R$4.1 million. Ethanol export freight expenses moved up from R$50/m³, in the 3Q’08, to R$61/m³, due to the alteration in the export plant mix, with a bigger share of the plants more distant from Santos (Araçatuba region). In addition ethanol loading expenses climbed by R$25/m³ due to the 3Q’09 exchange rate.

3Q'08	3Q'09	Selling Expenses	YTD'08	YTD'09
(73.4)	(156.8)	Selling Expenses (R$MM)	(226.5)	(331.1)
(73.4)	(91.8)	CAA	(226.5)	(266.1)
-	(65.0)	CCL	-	(65.0)

■
G&A expenses totaled R$72.3 million, 44.9% up on the R$49.9 million recorded in the 3Q’08, mainly due, in addition to the absorption of CCL, to the creation of new business lines, including the Benalcool and Jataí industrial units, which involved expenses of around R$9.6 million. In addition, consulting services related to the integration of CCL generated expenses of R$3.7 million.

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■
Given the extended length of the harvest this year, Cosan incurred extra expenses related to social assistance for its agricultural and industrial harvest workers that were not incurred in the 3Q’08, in addition to the expenses (commented on in the 2Q’09 earnings release) from the hiring of the entire cane-cutting workforce directly by Cosan under the CLT (registered salary) system, thereby cutting out sub-contractors.

3Q'08	3Q'09	General & Administrative Expenses	YTD'08	YTD'09
(49.9)	(72.3)	G&A Expenses (R$MM)	(152.5)	(197.6)
(49.9)	(67.3)	CAA	(152.5)	(192.7)
-	(4.9)	CCL	-	(4.9)

■
Other operating expenses amounted to R$14.4 million, mainly comprising net reversals of R$5.5 million in  provisions for tax contingencies and R$ 4,5 million in storage, dispatch and take-or-pay revenue from port and logistics operations relative to performance premiums in sugar loading services and compensation for unshipped contracted volumes.

EBITDAH of R$359.5 million is the best quarterly result in Cosan’s history	■
Given these operating results, adjusted for depreciation and amortization, Cosan recorded 3Q’09 EBITDA of R$ 234.5 million, a vigorous turn-around in relation to the near-break-even figure in the 3Q’08. This figure included R$25.7 million, or 11.5% of the total, from CCL. In addition, if we consider financial results from derivative hedge instruments, EBITDAH reached R$359.5 million, 280.8% up year-on-year and an all-time Company record.

3Q'08	3Q'09	EBITDA & EBITDAH	YTD'08	YTD'09
1.3	234.5	EBITDA (R$MM)	126.7	435.5
0.2%	9.1%	Margin	6.7%	11.1%
1.3	208.8	● CAA	126.7	409.8
0.2%	21.6%	Margin	6.7%	17.7%
-	25.7	● CCL	-	25.7
0.0%	1.6%	Margin	0.0%	1.6%
94.4	359.5	EBITDAH (R$MM)	370.5	608.7
12.3%	13.4%	Margin	17.3%	14.9%
94.4	333.7	● CAA	370.5	583.0
12.3%	30.6%	Margin	17.3%	23.4%
-	25.7	● CCL	-	25.7
0.0%	1.6%	Margin	0.0%	1.6%

■
However, it is worth remembering that Cosan’s quarterly EBITDA considers the period’s operating revenue, costs and expenses before period depreciation booked under production costs and not depreciation booked under COGS. Thus in inter-harvest quarters when production is low, such as the 3Q’09, reported EBITDA is lower than effective operational cash flow. If EBITDA were disclosed considering depreciation under COGS, the EBITDA margin would be around 5 percentage points higher. In the coming fiscal year, with the adoption of international accounting practices (IFRS), Cosan will begin reporting EBITDA and depreciation relative to period sales and not production.

Exchange variation impacts quarter’s financial result	■
Net financial expenses moved up strongly over the 3Q’08 to R$159.2 million, chiefly due to the R$179.0 million impact of the exchange variation on dollar-denominated debt, reflecting the hefty devaluation of the Real against the U.S. currency. However, this had no cash effect, since it was calculated on the principal of the long-term/perpetual debt. Nevertheless, there was also a big increase in cash-based charges on Cosan’s gross debt, caused by the upturn in the debt itself, due to the recent acquisition of CCL, and the increase in the value in Reais of interest on the dollar debt.

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3Q'08	3Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(38.6)	(95.2)	Interest on Financial Debt	(149.1)	(176.2)
13.7	19.4	Financial Investments Income	57.8	55.0
(24.9)	(75.8)	(=) Sub-total: Interest on Net Financial Debt	(91.3)	(121.2)
(56.3)	(28.5)	Other interest and monetary variation	(77.2)	(95.5)
(14.2)	(179.0)	Exchange Variation	260.3	(578.9)
93.2	125.0	Gains (losses) with Derivatives	243.8	173.1
(16.2)	(0.9)	CPMF Taxes, Banking Fees and Other	(40.3)	(1.6)
(1.2)	-	Premium Paid in Bond Tender Offer	(31.4)	-
7.8	-	Interest on Indemnity from Government	19.3	-
(11.9)	(159.2)	(=) Net Financial Expenses	283.3	(624.0)

■
As in the 3Q’08, derivative transactions played an important role in the quarterly results, restoring the prices of products sold and the export exchange rate to levels fixed in previous periods. Commodity derivatives generated gains of R$26.3 million, versus gains of R$8.3 million in the 3Q’08, while FX derivatives generated gains of R$98.7 million, against gains of R$84.8 million in the 3Q’08.

■
At the close of the 3Q’09, Cosan had 651,500 tonnes of VHP sugar tied to the NY11, hedged at an average price of 13.12 ¢US$/lb, a position which, marked to market, has an estimated market value of R$8.9 million, and 15,000 tonnes of refined sugar tied to the LND05, hedged at an average price of US$315.21/t, which, marked to market, has an estimated negative market value of R$2.0 million. Cosan also had US$539.4 million hedged at an average exchange rate of R$2.03/US$ with an estimated negative market value of R$174.4 million. The market values of the derivative positions at the end of the 3Q’09 did not affect the quarterly results.

Beginning of goodwill amortization from the acquisition of CCL increases non-cash expenses by R$24.8 million	■
Expenses from goodwill amortizations increased by 35.1% to R$65.2 million. Of this total, R$24.8 million refers to two months of amortizations of the goodwill from the acquisition of CCL, totaling R$1,488.2 million, corresponding to the difference between R$1,683.7 million, the price paid to acquire 100% of the shares, and R$195.5 million, the value of CCL’s shareholders’ equity on November 30, 2008. This goodwill will be amortized over 10 years.

■
The non-operating result of R$105.9 million included capital gains of R$109.5 million from the sale of 18,230 hectares of land Cosan owned through Agrícola Ponte Alta to Radar for R$286.3 million, equivalent to R$15.703/hectare.

Cosan records net income of R$5.2 million, reversing the 3Q’08 loss of R$71.4 million	■
After deducting all expenses, including R$179.0 million (non-cash) from the exchange variation and R$65.2 million (also non-cash) from the amortization of goodwill, and thanks to record EBITDAH of R$359.5 million, Cosan converted a net loss of R$71.4 million in the 3Q’08 into net income of R$5.2 million in the 3Q’09.

C. Financial Situation

■
The Company closed the 3Q’09 with gross financial debt of R$4,210.7 million, substantially higher than the R$1,743.8 million reported at the end of the 3Q’08, chiefly due to the November 20, 2008 promissory notes issue and BNDES funding and the consolidation of CCL’s existing pre-acquisition floating rate notes. In addition, the exchange rate of R$2.3162/US$ pushed up the value in Reais of dollar-denominated debt considerably.

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Debt per Type (R$MM)	3 Q’08%		3 Q’09%		Var.
Perpetual Notes	807.7	46.3	1,062.8	25.2	255.1
Senior Notes 2017	704.0	40.4	926.5	22.0	222.5
FRN 2017	-	-	407.8	9.7	407.8
Senior Notes 2009	64.8	3.7	85.1	2.0	20.3
IFC	100.3	5.8	112.5	2.7	12.2
FX Advances	-	-	176.6	4.2	176.6
Pre-Export Contracts	15.1	0.9	-	-	(15.1)
Promissory Notes	-	-	1,135.7	27.0	1,135.7
BNDES	-	-	222.6	5.3	222.6
Finame (BNDES)	11.3	0.6	29.8	0.7	18.5
Working Capital	40.6	2.3	25.6	0.6	(15.0)
Overdraft	-	-	25.7	0.6	25.7
Gross Debt	1,743.8	100.0	4,210.7	100.0	2,466.9
Cash & Marketable Securities	1,448.2	83.0	689.7	16.4	(758.5)
Net Debt	295.6	17.0	3,521.1	83.6	3,225.5

■
With cash and cash equivalents of R$ 689.7 million (excluding the US$200 million in cash held by the controlling shareholder Cosan Ltd.), net debt closed the 3Q’09 at R$3,521.1 million, equivalent to 4.2 times EBITDAH in the 12 months ended January 31, 2009 (including CCL’s LTM results). However, maintaining the focus on the debt profile and term, and given that most debt is due in the long term (2017) or perpetual, net debt due in up to 5 years is only 1.3 times LTM EBITDA. Thus the 35:65 short-term/long-term ratio and the group’s cash reserves put Cosan in a comfortable liquidity position.

Debt Profile (R$MM)	3 Q’08%		3 Q’09%		Var.
Total Debt	1,743.8	100.0	4,210.7	100.0	2,466.9
Short-Term	80.2	4.6	1,477.8	35.1	1,397.6
Long-Term	1,663.6	95.4	2,733.0	64.9	1,069.4
Real - R$	51.9	3.0	1,439.5	34.2	1,387.6
Dollar – US$	1,691.9	97.0	2,771.2	65.8	1,079.3

D. Investments

■
Cosan’s third-quarter investments totaled R$1,966.1 million, most of which went to the acquisition of CCL. Capex (investments in fixed assets) totaled R$ 426.9 million, R$157.2 million of which comprising operating investments, i.e. in maintaining the cane plantations and processing plants, as well as various projects to improve existing assets.

3 Q'08	3 Q'09	Capex (R$MM)	YTD'08	YTD'09
71.3	17.4	● Sugar Cane Planting Costs	177.1	96.9
37.4	45.4	● Inter-harvest Maintenance Costs	41.0	60.2
46.4	103.5	● Co-generation Projects	100.4	272.4
26.7	166.3	● Greenfield	32.5	347.9
88.9	89.6	● Projects CAA	226.9	202.8
-	4.8	● Projects CCL	-	4.8
0.4	1,533.7	● Investments & Goodwill	4.6	1,595.9
0.2	5.5	● Deferred Charges	0.8	26.6
271.4	1,966.1	(=) Investment Cash Flow	583.3	2,607.4
270.8	426.9	(=) Capex	577.9	984.9
197.6	157.2	(=) Operating Capex	445.0	364.7

■
The 20.5% reduction in operating capex over the 3Q’08 was led by planting expenses. Throughout the 3Q’09, Cosan maintained its declared intention of reducing renewed planting area in order to minimize the impact of surplus sugar supply on installed industrial capacity. On the other hand, inter-harvest industrial maintenance expenses moved up 21.4% year-on-year due to the speeding up of

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maintenance procedures in order to equip the plants for the earlier-than-usual beginning of the next harvest in the coming fiscal year.

■
Other important investments included: (i) R$36.8 million in the acquisition of mechanized harvesting equipment; and (ii) R$2.0 million in the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers. On the industrial side, R$20.6 million was divided among 133 projects, many of which can only take place in the off season, notably: (i) R$3.6 million in the continuous fermentation project and the heat exchangers in Bonfim, aiming to increase industrial and electrical efficiency; and (ii) R$2.4 million to replace the gas purification systems in Barra’s operational boilers.

The Jataí greenfield, project moves ahead at an accelerated pace, in preparation for beginning crushing operations in 2009	■
As for expansion capex, the main expenditure was on the Jataí greenfield project, which absorbed R$ 166.3 million, 36.9% of total capex, most of which went to the electrical installations, distillery and other high-value components. It is worth remembering that cane harvesting in Jataí will be 100% mechanized, thereby avoiding burning in line with Cosan’s environmental preservation policy.

■
Co-generation investments totaled R$103.5 million, most of which went to the Gasa and Bonfim units, which absorbed R$ 29.8 million and R$35.5 million, respectively, and are scheduled for start-up in 2010. Cosan is finalizing the Costa Pinto, Rafard and Gasa projects and has already begun planning investments in Diamante and Univalem, all of which already have energy sale contracts.

■
Finally, period investments not related to capex comprised: (i) the acquisition of CCL for R$1,683.7 million (actual expenditure of R$1,451.5 million after deducting CCL’s shareholders’ equity and cash position); (ii) R$82.2 million, equivalent to US$35.0 million, related to the second tranche of the capital transfer to Radar; (iii) pre-operating expenses of R$5.5 million in Cosan Centro-Oeste (Jataí project) and Cosan Bioenergia (co-generation project).

E. Material Facts

■
On January 27, 2009, Cosan announced that the Brazilian Securities and Exchange Commission (CVM) had approved the admission of the Company’s subscription warrants for trading on the stock market. These warrants constituted an additional benefit to the subscribers of each new share resulting from the Cosan S.A. capital increase which was concluded on November 10, 2008. The subscription warrants can be traded as independent securities under the ticker CSAN11 on the São Paulo Stock Exchange (BM&F Bovespa S.A. Bolsa de Valores) and may be exercised at any time until December 31, 2009.

■
In March 2009, Rumo Logística S.A. entered into an agreement with ALL for the rail transportation of bulk sugar and other sugarcane by-products. The agreement envisages investments of approximately R$ 1.2 billion by Rumo, which will be raised in such a way as not to increase the group’s debt. The funds will be allocated as follows: (i) R$535 million to duplicating, expanding and improving the track and yards of the Bauru-Santos/SP rail corridor; (ii) R$ 435 million to the acquisition of locomotives and railcars; and (iii) R$ 206 million to the construction and expansion of terminals. In return, ALL will guarantee (i) a minimum transport volume curve, reaching 1.09 million tonnes per month as of the 4th year; (ii) competitive tariffs in comparison with road transport; (iii) management of the works and indication of rolling stock suppliers; and (iv) payment of rent on equipment in proportion to the volume of merchandise transported. These investments will permit the transportation of around 9 million tonnes per year to the Port of Santos if the contractual conditions are implemented.

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F. Guidance for the FY’09

■
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

■	Guidance has not been updated this quarter and comprises CAA’s 12-month figures. Guidance including CCL’s operations will only be disclosed at the end of the next quarter.

Guidance	2007FY	2008FY	2009FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	▲▲▲
Crushed Cane Volume (thousand tons)	36,157	40,315	▲
Sugar Volume Sold (thousand tons)	3,241	3,147	▲
Ethanol Volume Sold (million liters)	1,322	1,568	▲
Avg. Sugar Price (R$/ton)	683	454	▲▲▲
Avg Ethanol Price (R$/thousand liter)	897	714	▲▲
Revenues (R$MM)	3,605	2,736	▲▲▲
COGS (R$MM)	2,481	2,387	▲▲
EBITDA (R$MM)	928	173	▲▲▲
EBITDAH (R$MM)	854	398	▲▲▲
Net Profit/Loss (R$MM)	357	(48)	▼▼▼
Operating Capex (R$MM)	684	1,051	▲

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G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In million of reais)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	755.4	636.4	678.3	747.5	916.4	692.7	760.1	2,746.4
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)	(45.0)	(180.7)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	682.1	591.7	627.5	674.0	843.0	639.6	715.1	2,565.6
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)	(547.1)	(2,187.6)
(=) Gross Profit	756.6	1,123.9	349.0	170.3	43.7	76.4	79.6	149.4	13.6	167.9	378.0
Margin	30.5%	31.2%	12.8%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%	23.5%	14.7%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)	(760.9)	(425.5)
(-) Selling	(217.1)	(282.0)	(301.3)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)	(88.6)	(156.8)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)	(65.7)	(72.3)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	333.6	150.8	144.3	(11.9)	1.0	86.9	(551.8)	(159.2)
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	(0.5)	0.1	0.0	0.1	6.4	0.2	(0.3)	13.6
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)	(40.4)	(65.2)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)	(14.2)	14.4
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	-
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)	(593.0)	(47.4)
Margin	-2.5%	15.7%	-2.9%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%	-82.9%	-1.8%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.4	3.0	2.3	1.1	3.7	4.5	6.2	105.9
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)	(586.7)	58.5
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4	205.9	(53.3)
(±) Minority Interest	(6.9)	(6.2)	2.5	(2.3)	0.6	0.7	0.6	0.5	0.8	0.1	0.0
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)	5.2
Margin	-2.6%	9.9%	-1.7%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%	-53.2%	0.2%
● EBITDA	517.7	928.0	172.9	128.4	49.5	75.9	1.3	46.2	24.7	176.3	234.5
Margin	20.9%	25.7%	6.3%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%	24.7%	9.1%
● EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	136.4	133.3	142.7	94.4	27.3	69.9	179.3	359.5
Margin	13.6%	24.2%	13.4%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%	25.0%	13.4%
● Depreciation & Amortization	139.9	297.0	341.3	136.5	125.4	139.0	47.8	29.1	157.2	176.8	71.1

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In millions of reais)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)	5.2
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)	0.1	(6.6)	0.5	(0.1)	(0.0)	(0.1)	(6.4)	(0.2)	0.3	(13.6)
Depreciation & Amortization	139.9	297.0	341.3	136.5	125.4	139.0	47.8	29.1	157.2	176.8	71.1
Residual Value of Permanent Assets Disposals	6.7	8.4	11.0	3.8	2.6	4.2	0.1	4.1	2.8	2.8	3.0
Goodwill Amortization	142.8	223.7	201.4	55.9	56.0	56.6	48.2	40.6	40.4	40.4	65.2
Accrued Financial Expenses	48.7	(190.6)	(116.0)	(344.9)	(103.0)	(63.2)	87.5	(37.2)	(26.2)	572.0	297.8
Other Non-cash Items	(25.6)	119.7	(52.7)	117.0	(9.9)	(17.0)	(17.6)	(8.2)	(24.5)	(170.6)	49.3
(=) Adjusted Net Profit (Loss)	247.4	815.5	330.7	133.5	84.5	134.8	94.5	16.8	91.4	241.0	478.0
(±) Variation on Assets and Liabilities	(314.8)	(148.0)	(349.8)	321.5	(224.7)	(306.6)	(152.6)	334.1	(137.2)	(391.3)	(140.7)
(=) Cash Flow from Operating Activities	(67.4)	667.5	(19.2)	455.1	(140.2)	(171.8)	(58.1)	350.9	(45.8)	(150.3)	337.3
Marketable Securities	(766.6)	197.2	(361.8)	(269.6)	338.7	230.9	(1,326.0)	394.6	400.8	(600.6)	681.0
Goodwill Paid in Equity Investment Acquisitions	(536.1)	(3.7)	-	-	(1.8)	(0.3)	(0.4)	2.5	3.0	(0.7)	(1,451.5)
Acquisition of Investments	-	(80.0)	(169.6)	(80.0)	(2.1)	-	(0.0)	(167.5)	(3.8)	(60.7)	(82.2)
Acquisition of Property, Plant and Equipment	(208.9)	(683.5)	(1,050.5)	(365.1)	(170.3)	(136.8)	(270.8)	(472.6)	(253.3)	(304.6)	(426.9)
Additions to Deferred Charges and Other	0.2	(0.6)	(2.6)	(0.4)	(0.1)	(0.4)	(0.2)	(1.8)	(11.5)	(9.7)	(5.5)
(=) Cash Flow from Investment Activities	(1,511.4)	(570.7)	(1,584.5)	(715.1)	164.3	93.4	(1,597.4)	(244.8)	135.2	(976.3)	(1,285.1)
Additions of Debt	1,878.8	854.7	198.3	(47.0)	1.9	8.8	213.0	(25.5)	3.0	315.8	1,196.4
Payments of Principal and Interest on Debt	(1,159.9)	(375.6)	(839.4)	(25.9)	(97.7)	(370.0)	(319.6)	(52.2)	(67.8)	(26.7)	(148.3)
Capital Increase	885.8	6.9	1,742.6	-	-	-	1,742.6	-	-	880.0	-
Treasury Stock	-	-	-	-	-	-	-	-	-	(4.2)	-
Capital Increase at subsidiaries	-	-	-	-	-	-	-	-	-	3.5	-
Dividends	-	-	(75.8)	-	-	-	-	(75.8)	-	-	-
Other	-	-	-	-	6.8	(4.4)	-	(2.4)	-	-	(5.9)
(=) Cash Flows from Financing Activities	1,604.6	486.0	1,025.7	(72.9)	(88.9)	(365.5)	1,636.0	(155.9)	(64.8)	1,168.4	1,042.2
(=) Total Cash Flow	25.8	582.8	(578.0)	(333.0)	(64.8)	(443.9)	(19.4)	(49.8)	24.6	41.8	94.4
(+) Cash & Equivalents, Beginning	35.2	61.0	643.8	976.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2
(=) Cash & Equivalents, Closing	61.0	643.8	65.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2	226.6

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March, 2009 Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In million of reais)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2	226.6
Marketable Securities	770.5	573.3	944.2	573.3	237.4	6.5	1,332.5	944.2	543.5	1,144.1	463.1
Derivative Financial Instruments	288.6	37.6	86.5	37.6	94.0	3.6	67.3	86.5	88.4	8.8	17.9
Trade Accounts Receivable	212.6	112.3	215.2	112.3	140.4	107.3	105.4	215.2	115.5	215.9	459.0
Inventories	390.8	503.4	570.5	503.4	790.2	1,194.8	1,019.7	570.5	905.6	1,439.9	1,643.7
Advances to Suppliers	132.7	211.4	226.1	211.4	308.6	304.5	243.1	226.1	252.3	287.0	239.9
Related Parties	0.0	-	16.3	-	-	-	-	16.3	1.1	28.4	35.8
Deferred Income and Social Contribution Taxes	41.4	38.1	-	38.1	26.9	24.2	26.0	-	-	-	-
Recoverable Taxes	63.4	54.0	129.8	54.0	57.9	33.8	50.4	129.8	121.3	160.6	240.7
Other Assets	52.4	50.9	29.0	50.9	36.4	41.2	29.3	29.0	21.9	37.1	82.3
Current Assets	2,013.4	2,224.7	2,283.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0	3,453.9	3,409.0
Accounts Receivable from Federal Government	-	318.4	342.2	318.4	318.4	331.4	339.2	342.2	342.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	123.3	127.8	135.9	144.9	151.7	164.8	170.9	175.5
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	242.5	261.6	277.1	297.9	357.0	386.7	567.8	665.0
Advances to Suppliers	-	-	77.3	-	-	-	44.5	77.3	88.2	93.6	125.3
Other Assets	99.5	112.4	124.3	112.4	108.1	105.8	107.2	124.3	124.1	124.0	159.1
Investments	13.4	93.2	120.3	93.2	13.8	13.9	14.0	120.3	124.2	184.7	280.5
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7	2,993.1	3,365.0
Goodwill	1,353.0	1,133.2	1,160.7	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6	1,074.5	2,493.8
Deferred Charges	2.3	2.6	4.9	2.6	3.2	3.6	3.7	4.9	18.0	27.7	24.0
Noncurrent Assets	3,591.3	4,038.6	5,109.9	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5	5,578.5	7,630.4
(=) Total Assets	5,604.8	6,263.4	7,393.5	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,032.4	11,039.4
Loans and Financings	68.8	89.0	83.3	89.0	116.5	105.1	74.9	83.3	66.4	301.7	1,484.7
Derivatives Financial Instruments	65.4	35.5	41.9	35.5	48.0	31.2	20.5	41.9	13.1	105.3	49.5
Trade Accounts Payable	201.7	113.8	191.0	113.8	315.2	373.3	196.3	191.0	331.6	489.9	518.2
Salaries Payable	49.7	63.3	80.7	63.3	91.7	113.4	51.7	80.7	119.0	143.0	77.7
Taxes and Social Contributions Payable	111.1	126.2	116.1	126.2	131.5	101.0	93.3	116.1	115.0	109.7	163.2
Advances from Customers	79.2	49.4	26.3	49.4	41.0	28.7	30.0	26.3	25.5	32.1	33.1
Promissory Notes	55.8	1.3	-	1.3	1.3	-	-	-	-	-	-
Related Parties	0.1	0.7	-	0.7	-	-	-	-	-	-	2.5
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	107.2	87.3	12.3	8.3	32.9	17.5	25.2	23.9
Current Liabilities	670.0	591.7	577.7	591.7	838.1	770.5	480.5	577.7	693.4	1,212.3	2,358.2
Loans and Financing	2,002.7	2,770.4	2,136.2	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9	2,679.3	2,904.5
Taxes and Social Contributions Payable	446.9	338.5	359.3	338.5	336.5	345.0	340.1	359.3	351.5	346.1	336.0
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	728.0	741.0	757.5	775.3	832.4	849.8	873.1	1,114.1
Advances from Customers	86.9	49.5	-	49.5	15.6	14.5	-	-	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	33.4	30.9	28.3	27.4	27.6	24.5	21.9	19.7
Related Parties	1.4	-	-	-	-	-	-	-	-	-	405.3
Pension Fund	-	-	-	-	-	-	-	-	-	-	58.5
Other Liabilities	66.5	100.6	116.8	100.6	109.6	105.9	107.0	116.8	116.8	116.5	115.0
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5	4,037.0	4,953.1
Minority Shareholders' Interest	14.0	20.2	17.7	20.2	19.6	18.9	18.2	17.7	17.0	20.3	31.5
Capital	1,185.8	1,192.7	2,935.3	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3	3,815.3	3,815.3
Profits Reserve	-	227.3	180.2	227.3	227.3	227.3	227.3	180.2	180.2	180.2	180.2
Legal Reserve	-	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0
Stock in Treasury	-	-	-	-	-	-	-	-	-	(4.2)	(4.2)
Revaluation Reserves	195.9	195.0	194.4	195.0	194.7	194.5	194.4	194.4	194.2	193.8	93.2
Accumulated losses	(26.2)	-	-	-	13.9	29.4	(41.9)	-	(57.9)	(438.2)	(403.9)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8	3,696.6
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,032.4	11,039.4

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March, 2009 Cosan | Renewable Energy for a Better World

Credit Statistics (LTM)	Apr'06		Apr'07		Apr'08		Apr'07		Jul'07		Oct'07		Jan'08		Apr'08		Jul'08		Oct'08		Jan'09
(In million of reais)	FY'06		FY'07		FY'08		4Q'07		1Q'08		2Q'08		3Q'08		4Q'08		1Q'09		2Q'09		3Q'09
Net Operating Revenues	2,477.9		3,605.1		2,736.2		3,605.1		3,252.7		2,872.1		2,575.2		2,736.2		2,784.1		2,871.6		4,763.3
● Gross Profit	756.6		1,123.9		349.0		1,123.9		799.5		580.9		369.9		349.0		318.9		410.5		708.9
● EBITDA	517.7		928.0		172.9		928.0		648.5		451.8		255.1		172.9		148.1		248.5		481.8
● EBIT	377.8		631.1		(168.4)		631.1		296.4		20.3		(193.6)		(168.4)		(225.1)		(162.5)		47.4
● Encargos Financeiros da Dívida Líquida	83.4		127.8		106.2		127.8		133.3		139.4		126.2		106.2		91.9		85.2		136.1
● Net Profit	(64.6)		357.3		(47.8)		357.3		365.6		257.0		122.2		(47.8)		(119.6)		(515.5)		(438.9)
Liquid Funds	831.5		1,217.1		1,010.1		1,217.1		816.4		141.6		1,448.2		1,010.1		633.9		1,276.3		689.7
● Cash and Cash Equivalents	61.0		643.8		65.8		643.8		579.0		135.1		115.7		65.8		90.4		132.2		226.6
● Marketable Securities	770.5		573.3		944.2		573.3		237.4		6.5		1,332.5		944.2		543.5		1,144.1		463.1
Short-Term Debt	171.4		109.7		80.5		109.7		126.3		99.6		80.2		80.5		62.9		298.6		1,477.8
● Loans and Financings	42.9		71.1		65.7		71.1		100.7		82.6		65.1		65.7		48.8		279.3		1,475.3
● Pre-Export Contracts	72.6		36.7		14.8		36.7		24.4		17.0		15.1		14.8		14.0		19.3		-
● Promissory Notes	55.8		1.3		-		1.3		1.3		-		-		-		-		-		-
● Empresas Ligadas	0.1		0.7		-		0.7		-		-		-		-		-		-		2.5
Long-Term Debt	1,631.3		2,324.8		1,592.4		2,324.8		2,108.6		1,678.5		1,663.6		1,592.4		1,474.9		2,101.7		2,733.0
● Loans and Financings	1,530.3		2,275.3		1,592.4		2,275.3		2,092.9		1,663.9		1,663.6		1,592.4		1,474.9		2,101.7		2,327.6
● Pre-Export Contracts	86.9		49.5		-		49.5		15.6		14.5		-		-		-		-		-
● Promissory Notes	12.7		-		-		-		-		-		-		-		-		-		-
● Empresas Ligadas	1.4		-		-		-		-		-		-		-		-		-		405.3
Total Debt	1,802.7		2,434.5		1,672.9		2,434.5		2,234.9		1,778.0		1,743.8		1,672.9		1,537.7		2,400.3		4,210.7
Net Debt	971.2		1,217.4		662.9		1,217.4		1,418.5		1,636.4		295.6		662.9		903.8		1,124.0		3,521.1
Current Assets	2,013.4		2,224.7		2,283.6		2,224.7		2,270.8		1,851.1		2,989.4		2,283.6		2,140.0		3,453.9		3,409.0
Current Liabilities	670.0		591.7		577.7		591.7		838.1		770.5		480.5		577.7		693.4		1,212.3		2,358.2
Shareholders' Equity	1,355.4		1,631.0		3,325.8		1,631.0		1,644.7		1,659.9		3,331.1		3,325.8		3,267.7		3,762.8		3,696.6
Capex - Property, Plant and Equipment	208.9		683.5		1,050.5		683.5		769.5		783.5		943.0		1,050.5		1,133.5		1,301.4		1,457.5
● Capex - Operational	208.9		597.4		779.4		597.4		653.0		677.8		797.0		779.4		783.0		739.5		699.1
EBITDA Margin	20.9%		25.7%		6.3%		25.7%		19.9%		15.7%		9.9%		6.3%		5.3%		8.7%		10.1%
● Gross Profit Margin	30.5%		31.2%		12.8%		31.2%		24.6%		20.2%		14.4%		12.8%		11.5%		14.3%		14.9%
● EBIT Margin	15.2%		17.5%		-6.2%		17.5%		9.1%		0.7%		-7.5%		-6.2%		-8.1%		-5.7%		1.0%
● Net Profit Margin	-2.6%		9.9%		-1.7%		9.9%		11.2%		8.9%		4.7%		-1.7%		-4.3%		-18.0%		-9.2%
Net Debt ÷ Shareholders' Equity
● Net Debt %	41.7%		42.7%		16.6%		42.7%		46.3%		49.6%		8.2%		16.6%		21.7%		23.0%		48.8%
● Shareholders' Equity %	58.3%		57.3%		83.4%		57.3%		53.7%		50.4%		91.8%		83.4%		78.3%		77.0%		51.2%
Long-Term Payable Debt to Equity Ratio	1.2	x	1.4	x	0.5	x	1.4	x	1.3	x	1.0	x	0.5	x	0.5	x	0.5	x	0.6	x	0.7	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0	x	3.8	x	4.0	x	3.8	x	2.7	x	2.4	x	6.2	x	4.0	x	3.1	x	2.8	x	1.4	x
Net Debt ÷ EBITDA	1.9	x	1.3	x	3.8	x	1.3	x	2.2	x	3.6	x	1.2	x	3.8	x	6.1	x	4.5	x	7.3	x
● Short-Term Net Debt ÷ EBITDA	0.3	x	0.1	x	0.5	x	0.1	x	0.2	x	0.2	x	0.3	x	0.5	x	0.4	x	1.2	x	3.1	x
Net Debt ÷ (EBITDA - Capex)	3.1	x	5.0	x	-0.8	x	5.0	x	-11.7	x	-4.9	x	-0.4	x	-0.8	x	-0.9	x	-1.1	x	-3.6	x
● Net Debt ÷ (EBITDA - Operational Capex)	3.1	x	3.7	x	-1.1	x	3.7	x	-309.9	x	-7.2	x	-0.5	x	-1.1	x	-1.4	x	-2.3	x	-16.2	x
Interest Cover (EBITDA ÷ Net Financial Exp.)	6.2	x	7.3	x	1.6	x	7.3	x	4.9	x	3.2	x	2.0	x	1.6	x	1.6	x	2.9	x	3.5	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	3.7	x	2.6	x	-5.7	x	2.6	x	-0.0	x	-1.6	x	-4.3	x	-5.7	x	-6.9	x	-5.8	x	-1.6	x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	8.6%		10.5%		16.0%		10.5%		9.4%		8.5%		42.7%		16.0%		10.2%		7.6%		3.9%

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March, 2009 Cosan | Renewable Energy for a Better World

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
Net sales	1,096.6	1,679.1	1,491.2	328.1	301.3	328.0	376.7	485.3	394.0	383.8	1,103.4
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)	(320.2)	(950.3)
(=) Gross profit	300.3	487.8	145.6	69.4	13.1	32.5	33.2	66.9	(4.9)	63.6	153.0
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)	(47.9)	(67.6)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)	(34.9)	(42.2)
(=) Operating income (loss)	130.5	232.9	(138.1)	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)	(19.2)	43.2
Operating margin	11.9%	13.9%	-9.3%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%	-5.0%	3.9%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	213.4	53.7	75.6	(131.8)	119.3	26.5	(234.4)	(137.2)
Gain on sale of PP&E	-	-	-	-	-	-	-	-	-	-	-
Other	(5.5)	16.3	(3.7)	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)	(8.1)	6.6
(=) Income (loss) before income taxes	(101.6)	538.5	(25.0)	196.5	4.2	33.7	(171.9)	109.0	(71.2)	(261.7)	(87.3)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2	94.5	(1.7)
(=) Income (loss) before equity	(71.8)	349.7	(5.2)	124.2	2.5	25.6	(114.3)	81.1	(48.0)	(167.2)	(89.1)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1	1.2	5.2
(±) Minority interest in net (income) loss	33.1	(173.0)	22.0	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6	52.0	19.3
(=) Net income (loss)	(37.1)	176.7	16.6	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)
Margin	-3.4%	10.5%	1.1%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%	-29.7%	-5.9%
● EBITDA	223.6	436.5	94.3	73.4	25.7	41.9	11.8	15.0	14.6	72.2	92.2
Margin	20.4%	26.0%	6.3%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%	18.8%	8.4%
● EBIT	125.0	249.2	(141.8)	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)	(27.3)	49.9
Margin	11.4%	14.8%	-9.5%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%	-7.1%	4.5%
● Depreciation and amortization	98.6	187.4	236.1	90.3	75.2	83.8	51.8	25.3	112.3	99.5	42.3

Cash Flow Statement	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
● Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	90.3	75.2	83.8	51.8	25.3	112.3	99.5	42.3
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)	(86.7)	13.9
Interest, monetary and exchange variation	24.3	116.3	(43.7)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)	327.5	2.2
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	61.4	1.0	6.1	(55.2)	26.1	(18.6)	(52.0)	(19.3)
Others	15.9	(176.8)	15.2	(164.1)	5.8	6.9	(6.2)	8.7	9.2	5.4	(55.0)
	15.6	626.8	149.8	151.2	21.5	63.9	(64.6)	128.9	27.5	179.7	(80.5)
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	47.7	(16.7)	15.4	6.4	(62.2)	63.9	(63.7)	26.5
Inventories	30.9	(54.1)	(31.7)	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)	(197.2)	96.0
Advances to suppliers	(10.7)	(38.7)	(8.4)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)	(12.1)	22.8
Trade accounts payable	28.7	(43.2)	33.7	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1	54.8	(83.8)
Derivative financial instruments	83.5	(155.0)	90.4	(38.7)	33.5	9.0	127.4	(79.6)	11.3	(4.8)	56.0
Taxes payable	(37.6)	(36.6)	(19.6)	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)	(5.0)	(1.2)
Minority interest	-	-	-	-	-	-	-	-	-	-	-
Other assets and liabilities, net	11.0	(63.4)	(99.4)	8.2	11.1	(25.6)	(107.9)	23.0	16.2	(126.6)	23.5
	70.4	(342.8)	(92.2)	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)	(354.6)	139.8
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)	(174.9)	59.2
● Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1	37.4	(8.3)
Marketable securities	(366.9)	97.0	(671.0)	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)	(123.4)	791.6
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)	(143.9)	(131.7)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	(39.4)	(1.1)	1.1	(1.2)	(100.8)	0.8	(45.2)	(671.5)
Purchase of goodwill and intangible assets	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	(1.2)	1.2	-	-	-	(65.5)
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)	(275.2)	(85.4)
● Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	-	-	1,118.4	-	-	-	196.2	0.0
Capital increase on subsidiary from minority	-	-	324.4	-	-	-	312.7	11.7	-	-	-
Dividends Paid	-	-	(44.9)	(423.8)	-	-	-	(44.9)	-	-	-
Additions of financial debt	899.3	424.6	117.5	424.6	-	-	-	117.5	-	174.5	630.4
Payments of financial debt	(556.5)	(205.0)	(492.1)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)	(26.2)	(37.1)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)	344.6	593.4
Effect of exchange rate changes on cash and cash	29.6	32.1	112.6	28.7	27.0	32.2	3.6	49.8	458.1	81.8	(529.2)
(=) Variation in cash & equivalents	16.1	287.3	(248.2)	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9	(23.7)	37.9
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3	62.6
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	316.5	307.7	77.0	83.4	68.4	86.3	62.6	100.5

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March, 2009 Cosan | Renewable Energy for a Better World

Balance Sheet	Apr'06	Apr'07	Apr'08	Apr'07	Jul'07	Oct'07	Jan'08	Apr'08	Jul'08	Oct'08	Jan'09
(In millions of U.S. dollars)	FY'06	FY'07	FY'08	4Q'07	1Q'08	2Q'08	3Q'08	4Q'08	1Q'09	2Q'09	3Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	316.5	307.7	77.0	83.4	68.4	86.3	62.6	100.5
Restricted cash	63.0	17.7	47.2	17.7	49.2	1.8	35.2	47.2	50.7	0.1	5.1
Marketable securities	368.8	281.9	1,014.5	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2	771.5	397.0
Derivative financial instruments	16.7	65.2	31.5	65.2	44.1	48.4	12.7	31.5	65.3	86.8	3.7
Trade accounts receivable, net	101.8	55.2	126.9	55.2	74.6	61.4	59.8	126.9	73.0	101.9	197.9
Inventories	187.2	247.5	337.7	247.5	415.9	677.0	571.2	337.7	577.6	680.5	709.5
Advances to suppliers	63.5	104.0	133.7	104.0	163.5	173.4	137.1	133.7	160.8	135.5	103.5
Deferred income taxes	74.8	-	-	-	-	-	-	-	-	-	25.7
Other current assets	55.4	51.6	103.2	51.6	49.4	42.2	44.5	103.2	99.7	132.6	158.4
	960.3	1,139.5	1,863.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6	1,971.5	1,701.3
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3	1,738.6	1,828.8
Goodwill	497.9	491.9	772.6	491.9	527.7	562.7	626.3	772.6	823.4	623.4	1,197.3
Intangible assets, net	98.9	94.0	106.1	94.0	99.7	105.2	102.0	106.1	111.8	81.8	73.1
Accounts Receivable from Federal Government	-	156.5	202.8	156.5	169.6	190.0	192.7	202.8	218.4	161.8	147.7
Other non-current assets	126.6	177.5	306.4	177.5	192.3	209.0	237.9	306.4	345.3	322.0	536.5
	1,731.4	2,113.9	3,406.1	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3	2,927.5	3,783.5
(=) Total assets	2,691.8	3,253.4	5,269.1	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	55.9	166.6	212.0	110.5	114.4	212.0	235.8	223.7
Advances from customers	37.9	24.3	15.6	24.3	21.9	16.4	17.0	15.6	15.3	15.2	14.3
Taxes payable	40.0	57.5	62.9	57.5	64.8	51.7	47.1	62.9	67.4	47.4	66.1
Salaries payable	23.8	31.1	47.8	31.1	47.9	63.8	29.2	47.8	75.8	67.5	33.5
Current portion of long-term debt	46.6	36.1	38.2	36.1	51.8	44.0	27.9	38.2	33.2	134.2	786.7
Derivative financial instruments	133.4	9.8	55.0	9.8	15.0	26.8	102.3	55.0	102.1	112.1	83.3
Dividends payable	-	37.3	-	37.3	40.4	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	-	10.3	-
Other liabilities	18.9	22.2	25.2	22.2	10.2	7.3	7.8	25.2	14.1	13.3	15.9
	397.1	274.2	359.1	274.2	418.5	422.0	342.0	359.1	519.8	635.7	1,223.6
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4	1,257.4	1,246.5
Estimated liability for legal proceedings	462.2	379.2	494.1	379.2	417.8	459.8	442.0	494.1	545.0	414.1	546.4
Taxes payable	152.4	106.9	170.4	106.9	115.7	130.5	127.7	170.4	181.9	133.4	187.1
Advances from customers	41.6	24.3	-	24.3	8.3	8.3	-	-	-	-	-
Deferred income taxes	81.6	141.6	101.8	141.6	142.2	144.7	85.9	101.8	83.6	-	-
Other long-term liabilities	33.1	47.5	101.7	47.5	50.3	51.0	72.8	101.7	103.3	107.7	181.6
	1,712.7	2,042.0	2,117.4	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3	1,912.7	2,161.5
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	463.6	504.0	550.0	873.4	796.8	839.7	602.8	530.7
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	2.1	2.1	2.3	2.3	2.7	2.7
Additional paid-in capital	349.2	354.0	1,723.1	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6	1,920.9	1,922.0
Accumulated other comprehensive income	19.8	36.7	171.8	36.7	-	116.0	121.3	171.8	273.1	(130.9)	(246.2)
Retained earnings (losses)	(75.8)	81.9	98.5	81.9	-	100.9	41.2	98.5	69.2	(44.9)	(109.5)
Total shareholders' equity	294.2	473.6	1,995.7	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1	1,747.8	1,569.0
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7

21 of 21

Unaudited Condensed Consolidated Financial Statements

Cosan Limited

For the nine-month periods ended January 31, 2009 and 2008

COSAN LIMITED

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Report of independent registered public accounting firm

To the Board of Directors and Shareholders of
Cosan Limited

We have reviewed the condensed consolidated balance sheet of Cosan Limited and subsidiaries as of January 31, 2009, the related condensed consolidated statements of operations and cash flows for the nine-month periods ended January 31, 2009 and 2008 and the condensed consolidated statement of shareholders’ equity for the nine-month period ended January 31, 2009. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Cosan Limited and subsidiaries as of April 30, 2008, and the related consolidated statements of operations, shareholders’ equity and cash flows for the year then ended not presented herein and in our report dated June 30, 2008, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of April 30, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, March 5, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-8

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

1

COSAN LIMITED

Condensed consolidated balance sheets
January 31, 2009 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	(Unaudited) January 31, 2009	April 30, 2008
Assets
Current assets:
Cash and cash equivalents	100,502	68,377
Restricted cash	5,130	47,190
Marketable securities	397,040	1,014,515
Derivative financial instruments	3,695	31,458
Trade accounts receivable, less allowances: January 31, 2009 – 21,520; April 30, 2008 – 1,298	197,936	126,910
Inventories	709,485	337,699
Advances to suppliers	103,469	133,687
Deferred income taxes	25,671	-
Other current assets	158,361	103,154
	1,701,289	1,862,990

Property, plant, and equipment, net	1,828,817	2,018,090
Goodwill	1,197,338	772,590
Intangible assets, net	73,063	106,137
Accounts receivable from Federal Government	147,742	202,822
Judicial deposits	153,569	27,265
Other non-current assets	382,929	279,174
	3,783,458	3,406,078

Total assets	5,484,747	5,269,068

2

COSAN LIMITED

Condensed consolidated balance sheets
January 31, 2009 and April 30, 2008
(In thousands of U.S. dollars, except share data)

	(Unaudited) January 31, 2009	April 30, 2008
Liabilities and shareholders’ equity
Current liabilities:
Trade accounts payable	223,702	114,446
Advances from customers	14,305	15,616
Taxes payable	66,055	62,870
Salaries payable	33,490	47,833
Current portion of long-term debt	786,741	38,175
Derivative financial instruments	83,348	55,028
Other liabilities	15,939	25,179
	1,223,580	359,147
Long-term liabilities:
Long-term debt	1,246,484	1,249,348
Estimated liability for legal proceedings and labor claims	546,382	494,098
Taxes payable	187,074	170,393
Deferred income taxes	-	101,836
Other long-term liabilities	181,601	101,746
	2,161,541	2,117,421

Minority interest in consolidated subsidiaries	530,673	796,764

Shareholders’ equity:
Common shares class A1, $.01 par value. 1,000,000,000 shares authorized; 174,355,341 and 129,910,812 shares issued and outstanding at January 31, 2009 and April 30, 2008, respectively	1,743	1,299
Common shares class B1, $.01 par value. 96,332,044 shares authorized, issued and outstanding at January 31, 2009 and April 30, 2008	963	963
Common shares class B2, $.01 par value. 92,554,316 shares authorized at January 31, 2009 and April 30, 2008	-	-
Additional paid-in capital	1,921,956	1,723,140
Accumulated other comprehensive income (loss)	(246,183)	171,841
Retained earnings (accumulated losses)	(109,526)	98,493
Total shareholders’ equity	1,568,953	1,995,736
Total liabilities and shareholders’ equity	5,484,747	5,269,068

See accompanying notes to condensed consolidated financial statements.

3

COSAN LIMITED

Condensed consolidated statements of operations
Nine-month periods ended January 31, 2009 and 2008
(In thousands of U.S. dollars, except share data)
(Unaudited)

	2009	2008
Net sales	1,881,184	1,005,932
Cost of goods sold	(1,669,419)	(927,170)
Gross profit	211,765	78,762
Selling expenses	(168,561)	(123,714)
General and administrative expenses	(113,389)	(84,658)
Operating loss	(70,185)	(129,610)
Other income (expenses):
Financial income	276,433	188,245
Financial expenses	(621,535)	(190,771)
Other	(4,978)	(1,849)
Loss before income taxes, equity in income (loss) of affiliates and minority interest	(420,265)	(133,985)
Income taxes benefit	115,964	47,711

Loss before equity in income (loss) of affiliates and minority interest	(304,301)	(86,274)
Equity in income (loss) of affiliates	6,400	(2,551)
Minority interest in income of subsidiaries	89,882	48,112

Net loss	(208,019)	(40,713)

Net loss per share:
Basic and diluted	(0.86)	(0.25)

Weighted number of shares outstanding
Basic and diluted	241,758,037	163,250,273

See accompanying notes to condensed consolidated financial statements.

4

COSAN LIMITED

Condensed consolidated statements of shareholders’ equity
Nine-month period ended January 31, 2009
(In thousands of U.S. dollars, except share data)
(Unaudited)

	Capital stock
	Common number of class A shares	Common number of class B shares	Common amount of class A shares	Common amount of class B shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated losses)	Total shareholders’ equity
Balances at April 30, 2008	129,910,812	96,332,044	1,299	963	1,723,140	171,841	98,493	1,995,736

Issuance of common shares class A for cash	44,444,529	-	444	-	195,780	-	-	196,224
Share based compensation	-	-	-	-	3,036	-	-	3,036
Net loss	-	-	-	-	-	-	(208,019)	(208,019)
Currency translation adjustment	-	-	-	-	-	(418,024)	-	(418,024)
Total comprehensive loss								(626,043)

Balances at January 31, 2009	174,355,341	96,332,044	1,743	963	1,921,956	(246,183)	(109,526)	1,568,953

See accompanying notes to condensed consolidated financial statements.

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COSAN LIMITED

Condensed consolidated statements of cash flows
Nine-month periods ended January 31, 2009 and 2008
(In thousands of U.S. dollars)
(Unaudited)

	2009	2008
Cash flow from operating activities:
Net loss for the period	(208,019)	(40,713)
Adjustments to reconcile net income (loss) to cash used in operating activities:
Depreciation and amortization	254,145	210,766
Deferred income and social contribution taxes	(104,394)	(66,432)
Interest, monetary and exchange variation	315,225	(41,142)
Minority interest in net income (loss) of subsidiaries	(89,882)	(48,112)
Others	(40,415)	6,499
Decrease/increase in operating assets and liabilities
Inventories	(315,188)	(285,258)
Derivative financial instruments	62,483	169,938
Trade accounts payable	61,033	45,891
Trade accounts receivable, net	26,789	5,135
Advances to suppliers	(6,087)	(17,010)
Taxes payable	(14,173)	(2,481)
Other assets and liabilities, net	(86,819)	(122,399
Net cash used in operating activities	(145,302)	(185,318)
Cash flows from investing activities:
Restricted cash	29,245	(14,787)
Marketable securities	465,735	(862,803)
Acquisition of property, plant and equipment	(444,959)	(342,113)
Acquisition of investment net of cash acquired – goodwill	(715,948)	-
Others	(65,463)	(1,200)
Net cash used in investing activities	(731,390)	(1,220,903)
Cash flows from financing activities:
Proceeds from issuance of common stock	196,224	1,118,433
Capital increase on subsidiary from minority interest	-	312,673
Additions of loans and financing	804,927	-
Payments of long-term debt	(103,083)	(320,836)
Net cash provided by financing activities	898,068	1,110,270
Effect of exchange rate changes on cash and cash equivalents	10,749	62,821
Increase (decrease) in cash and cash equivalents	32,125	(233,130)
Cash and cash equivalents at beginning of period	68,377	316,542
Cash and cash equivalents at end of period	100,502	83,412

Supplemental cash flow information
Cash paid during the period for:
Interest	70,897	105,964
Income tax	-	18,000

See accompanying notes to condensed consolidated financial statements.

6

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations

Cosan Limited (“Cosan” and “the Company”) was incorporated in Bermuda as an exempted company on April 30, 2007. In connection with its incorporation, Cosan Limited issued 1,000 shares of common stock for US$10.00 to Mr. Rubens Ometto Silveira Mello, who indirectly controls Cosan S.A. Indústria e Comércio and its subsidiaries (“Cosan S.A.”).

The companies included in the consolidated financial statements have as their primary activity the production of ethanol and sugar in Brazil. They are constantly pursuing opportunities to capitalize on the growing demand for ethanol and sugar in the world. They are focused on increasing production capacity through expansion of existing facilities, development of greenfield projects and, as opportunities present themselves, acquisitions.

Cosan S.A. was the predecessor to Cosan and was the primary operating business in the consolidated group prior to a reorganization in August, 2007. In contemplation of an initial public offering on August 1, 2007, Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool, controlling shareholders of Cosan S.A. and both indirectly controlled by Mr. Rubens Ometto Silveira Mello, the controlling shareholder, contributed their common shares of Cosan S.A. to Cosan in exchange for 96,332,044 of our class B1 common shares. The common shares contributed to the Company by Aguassanta Participações S.A. and Usina Costa Pinto S.A. Açúcar e Álcool consisted of 96,332,044 common shares of Cosan, representing 51.0% of Cosan S.A. outstanding common shares. As a result of this reorganization Cosan Ltd. became the controlling shareholder of Cosan S.A.. The reorganization was accounted for as a reorganization of companies under common control in a manner similar to a pooling of interests.

On August 17, 2007, the Company concluded its global offering of 111,678,000 class A common shares which resulted in gross proceeds in the amount of US$1,171,027. As a result of the global offering, Cosan’s shares are traded on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (Bovespa) by BDR (Brazilian Depositary Receipts).

The costs directly attributable to the offering were charged against the gross proceeds of the offering in a total amount of US$52,594. Therefore the net proceeds related to the IPO totaled US$1,118,433.

7

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

1.	Operations (Continued)

On April 23, 2008, the Cosan S.A. entered into an agreement with ExxonMobil International Holding B.V., or “Exxon”, for the acquisition of 100% of the capital of Esso Brasileira de Petróleo Ltda. and its subsidiaries (“Essobrás”), a distributor and seller of fuels and producer and seller of lubricants and specialty petroleum products of ExxonMobil in Brazil. On December 1, 2008 the Company completed the acquisition of all of the outstanding shares of Essobrás see further discussion regarding this acquisition at Note 3.

On August 29, 2008 the Company held an Annual and Special General Shareholders Meeting and unanimously approved the modification of the end of fiscal year from April 30 to March 31 of each year.

On August 28, 2008, Cosan S.A. announced the incorporation of a new affiliate named Radar Propriedades Agrícolas S.A. (“Radar”), which engages in farm real estate investments in Brazil by identifying and acquiring rural properties likely to experience an increase in value and acquiring them for later leasing and/or sale. The initial capital contribution was US$185,000, of which US$35,000 was invested by Cosan (18.92%) and US$150,000 by another shareholder (81.08%). Pursuant to a subscription agreement, the parties have committed to an additional capital contribution equal to the U.S. dollar equivalent of the Brazilian real amounts initially contributed, which will be undertaken when the initial capital contribution is approximately 50% invested.

Under the terms of a shareholders’ agreement Cosan S.A. appoints four of the seven members of the Board of Directors and has certain participative rights in the operation of the entity.  Based on the terms of this agreement, management originally determined that it had control of Radar, and consolidated its financial results in the financial statements for the second quarter ended October 31, 2008.  However, management has subsequently determined that it does not control Radar, but has the ability to exert significant influence in its operations.  As a result, the investment in Radar should be accounted for using the equity method instead of consolidating its results in the financial statements of Cosan.  The financial statements of Radar were included in the consolidated financial statements of Cosan for the second quarter in error.  Management has evaluated the impact of this error on its previously issued consolidated financial statements and determined the impact is immaterial and will not restate these financial statements.

8

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements

a.	Basis of reporting for interim financial statements

In the opinion of management, the unaudited condensed consolidated financial statements reflect all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the Company’s results for the periods presented. Interim results for the nine-month period ended January 31, 2009, are not necessarily indicative of the results that may be expected for the fiscal year.

The unaudited condensed consolidated financial statements include the accounts of Cosan Limited and its subsidiaries. All significant intercompany transactions have been eliminated.

These Financial Statements should be read in conjunction with Cosan`s annual financial statements for the fiscal year ended April 30, 2008.

The accounts of Cosan are maintained in U.S. Dollars and the accounts of its subsidiaries are maintained in Brazilian reais, which have been translated into U.S. dollars in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” using the real as the functional currency.

The exchange rate of the Brazilian real (R$) to the US$ was R$2.3162=US$ 1.00 at January 31, 2009 and R$1.6872=US$1.00 at April 30, 2008.

b.	Use of estimates

The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Actual results could differ from these estimates. These estimates and assumptions are reviewed and updated regularly to reflect recent experience.

9

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), “Business Combinations” (“SFAS 141(R)”) which replaces FASB Statement No. 141, Business Combinations. This Statement establishes principles and requirements for how the acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. This Statement is effective for Cosan as of May 1, 2009.  This Statement will only impact Cosan’s financial statements in the event of a business combination on or after May 1, 2009.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements” (“SFAS 160”) which amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements.  Before this Statement was issued, limited guidance existed for reporting noncontrolling interests. This Statement changes the way the consolidated income statement is presented. It requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated statement of income, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. This Statement is effective for Cosan as of May 1, 2009. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

10

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

2.	Presentation of the consolidated financial statements (Continued)

c.	Recently issued accounting standards (Continued)

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133" (Statement 161). Statement 161, which amends FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under Statement 133, and how derivative instruments and related hedged items affect a company's financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company's strategies and objectives for using derivative instruments. The Statement expands the current disclosure framework in Statement 133. Statement 161 is effective prospectively for periods beginning on or after November 15, 2008. Early adoption is encouraged. The Company has not yet determined the potential impact, if any, this would have on its consolidated financial statements.

3.	Acquisition

On December 1, 2008, Cosan S.A. and Usina da Barra S.A. Açúcar e Álcool (“Usina da Barra”), through Cosan S.A. `s subsidiary Cosanpar Participações Ltda. (“Cosanpar”), acquired, for US$715,948 cash, 100 percent of the outstanding shares of Essobrás, a distributor in Brazil of oil products, ethanol, lubricants, and aviation fuel as well as an operator of convenience stores.  The network of service stations to which Essobrás distributes such products is comprised of more than 1,500 service stations.  The results of Essobrás operations have been included in the consolidated financial statements since the acquisition date.

As additional consideration for the purchase, Cosan S.A. will pay to the sellers as a contingent payment an amount based on a percentage of gross revenues of Essobrás and other amounts based on the quantity of barrels of some ExxonMobil products sold during a 10 year period. These contingent payments will be recorded as additional cost of the acquired entity when the contingency is resolved.

11

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisition (Continued)

In addition to the purchase price, Cosan agreed to buy Notes issued by Essobrás on December 16, 1999 and December 10, 1999 pursuant to a Note Purchase Agreement dated December 8, 1999, as amended, in the aggregate principal amount of US$175,000, plus accrued interest on such amount which was held by ExxonMobil Capital N.V.

On January 16, 2009 the Company changed the corporate name of Essobrás to Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”).

From March 1992 until December 2001 Essobrás did not pay the COFINS tax levied on sales or this tax was paid and used to offset or otherwise applied against other taxes on the sale of fuels and other oil derivatives which have been discussed with the taxing authorities. During this period Esso has made judicial deposits, which are restricted cash placed on deposit with the court and are held in judicial escrow for certain COFINS cases. The sellers have agreed to indemnify Cosan for any COFINS matters and any losses related thereto if Essobrás loses these proceedings.  If Essobrás wins the proceedings, Cosan must pay the judicial deposits and related interest to the sellers.  Judicial deposits of US$36,961 related to this matter are included in net assets acquired.

The following table summarizes the assets acquired and liabilities assumed.  These amounts are preliminary as third-party valuations of certain intangible assets, fixed assets and other assets and liabilities are currently in process.

Description	US$(000s)
Property, plant and equipment	148,679
Inventories	148,330
Judicial deposits	127,193
Other assets	258,324
Long-term debt including current installments	(26,085)
Trade accounts payable	(81,066)
Related parties	(176,277)
Estimated liability for legal proceedings and labor claims	(167,093)
Taxes and contributions payable	(88,540)
Other liabilities	(62,532)
Net assets acquired	80,933
Purchase price, net of cash acquired	715,948
Goodwill	635,015

Goodwill relating to this acquisition, which will be substantially deductible for tax purposes, has been assigned to the fuel distribution segment.

12

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

3.	Acquisition (Continued)

The following unaudited pro forma financial information presents the pro forma results of operations of Cosan S.A. and Essobrás as if the acquisition had occurred at the beginning of the periods presented. The unaudited pro forma financial information does not purport to be indicative of the results that would have been obtained if the acquisitions had occurred as of the beginning of the periods presented or that may be obtained in the future:

	2009	2008
Net sales	10,762,257	7,322,650
Net (loss) income	(248,953)	39,190

Basic EPS per thousand shares (US$)	(0.84)	0.21
Diluted EPS per thousand shares (US$)	(0.84)	0.21

4.	Derivative financial instruments

Cosan enters into derivative financial instruments with various counterparties and uses derivatives to manage the overall exposures related to sugar price variations in the international market, interest rate and exchange rate variation. The instruments are commodity futures contracts, forward currency agreements, interest rate and foreign exchange swap contracts, and option contracts. Cosan recognizes all derivatives on the balance sheet at fair value.

The following table summarizes the notional value of derivative financial instruments as well as the related amounts recorded in balance sheet accounts:

	Notional amounts		Carrying value asset (liability)
	January 31, 2009	April 30, 2008	January 31, 2009	April 30, 2008
Commodities derivatives
Future contracts:
Purchase commitments	2,964	-	(106)	-
Sell commitments	196,149	550,132	2,876	(11,821)

Options:
Written	64,366	110,077	(3,559)	(16,123)

Foreign exchange derivatives
Forward contracts:
Purchase commitments	37,980	-	819	-
Sell commitments	100,000	-	(606)	-
Swap agreements	246,395	338,253	(3,574)	(27,084)

Future contracts:
Sale commitments	477,399	766,536	(75,503)	31,458
Current assets			3,695	31,458
Current liabilities			(83,348)	(55,028)

13

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

4.	Derivative financial instruments (Continued)

When quoted market prices were not available, fair values were based on estimates using discounted cash flows or other valuation techniques.

5.	Inventories

	January 31, 2009	April 30, 2008
Finished goods:
Sugar	171,032	31,702
Ethanol	213,608	14,700
Others	2,541	2,155
	387,181	48,557
Annual maintenance cost of growing crops	134,371	211,300
Others	62,560	77,808
	196,931	289,108
Fuel distribution:
Lubricants	44,658	-
Gasoline	25,867	-
Diesel	33,552	-
Ethanol	14,751	-
Others	6,545	-
	125,373	-
	709,485	337,665

The increase in the finished good balances is due to increases in sugar and ethanol volumes, since the 2008-2009 harvest period began in May 2008. Fuel distribution inventories are those of Cosan CL and will be sold through the Fuel distribution segment.

14

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt

Long-term debt is summarized as follows:

	Index	Average annual interest rate	January 31, 2009	April 30, 2008
Resolution No. 2471 (PESA)	IGP-M	3.95%	215,519	272,809
	Corn price	12.50%	59	432
Senior notes due 2009	US Dollar	9.0%	32,506	35,893
Senior notes due 2017	US Dollar	7.0%	400,820	407,603
IFC	US Dollar	7.44%	48,539	58,673
Perpetual notes	US Dollar	8.25%	460,103	460,156
Promissory notes	DI	3.00%	490,335	-
Floating rate notes	Libor	2.85%	152,649	-
BNDES	TJLP	2.61%	96,124	-
Others	Various	Various	136,573	51,957
			2,033,227	1,287,523
Current liability			(786,743)	(38,175)
Long-term debt			1,246,484	1,249,348

Long-term debt has the following scheduled maturities:

2010	18,280
2011	18,934
2012	56,888
2013	8,152
2014	9,620
2015	8,643
2016 and thereafter	1,125,967
1,246,484

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA

To extend the repayment period of debts incurred by Brazilian agricultural producers, the Brazilian government passed Law 9.138 followed by Central Bank Resolution 2,471, which, together, formed the PESA program. PESA offered certain agricultural producers with certain types of debt the opportunity to acquire Brazilian treasury bills (“CTNs”) in an effort to restructure their agricultural debt. The face value of the Brazilian treasury bills was the equivalent of the value of the restructured debt and was for a term of 20 years.

15

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Resolution No. 2471 - Special Agricultural Financing Program (Programa Especial de Saneamento de Ativos), or PESA (Continued)

The acquisition price was calculated by the present value, discounted at a rate of 12% per year or at the equivalent of 10.4% of its face value. The CTNs were deposited as a guarantee with a financial institution and cannot be renegotiated until the outstanding balance is paid in full. The outstanding balance associated with the principal is adjusted in accordance with the IGP-M until the expiration of the restructuring term, which is also 20 years, at which point the debt will be discharged in exchange for the CTNs. Because the CTNs will have the same face value as the outstanding balance at the end of the term, it will not be necessary to incur additional debt to pay PESA debt.

On July 31, 2003, the Central Bank issued Resolution 3,114, authorizing the reduction of up to five percentage points of PESA related interest rates, effectively lowering the above-mentioned rates to 3%, 4% and 5%, respectively. The CTNs held by Cosan S.A. as of January 31, 2009 and April 30, 2008 amounted to US$90,890 and US$113,877, respectively, and classified as other non-current assets.

Senior notes due 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued US$400,000 of senior notes in the international capital markets. These senior notes, listed on the Luxembourg Stock Exchange, mature in November 2017 and bear interest at a rate of 7% per annum, payable semi-annually. The senior notes are guaranteed by Cosan S.A., and its subsidiary, Usina da Barra.

Perpetual notes

On January 24 and February 10, 2006, Cosan issued perpetual notes which are listed on the Luxembourg Stock Exchange - EURO MTF. These notes bear interest at a rate of 8.25% per year, payable quarterly on May 15, August 15, November 15 and February 15 of each year, beginning May 15, 2006.

These notes may, at the discretion of Cosan S.A., be redeemed on any interest payment date subsequent to February 15, 2011. The notes are guaranteed by Cosan S.A. and by Usina da Barra.

16

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

6.	Long-term debt (Continued)

Promissory Notes

On November 17, 2008, Cosan S.A. issued one series of 44 registered promissory notes for US$520,021. The notes which are due in one year, will bear interest, due at maturity, at the average rates of DI - Interbank Deposits plus 3%.

The notes are secured by a guarantee from Mr. Rubens Ometto Silveira Mello (Controlling Shareholder) and collateralized by a chattel mortgage to be established for the units of interest issued by Cosan CL which are or may be held by the Company.

Cosan S.A. and its subsidiaries are subject to certain restrictive covenants related to their indebtedness, including the following: (i) limitation on transactions with shareholders and affiliated companies; (ii) limitation on payment of dividends and other payments affecting subsidiaries; and, (iii) limitation on guarantees granted on assets.

Also, Cosan S.A. and its subsidiaries are subject to other financial restrictive covenants, as follows:

-     net debt/EBTIDA ratio must be less than 3.5 to 1;
-     current asset/current liability ratio equal or higher than 1.3; and
-     long-term indebtedness/shareholders´ equity ratio must be lower than 1.3.

At January 31, 2009, Cosan S.A. was in compliance with all debt covenants.

7.	Pension benefits

a)	Description of the plans

The Company’s subsidiary Cosan CL has a noncontributory defined benefit pension plan covering substantially all of its employees upon their retirement.

As disclosed in note 3 to the unaudited consolidated condensed consolidated interim financial statements this subsidiary was acquired on December 1, 2008. The information below reflects the liability for the projected benefit obligation in excess of the fair value of plan assets measured at the acquisition date and the actuarial assumptions used for the calculation and also the disclosures regarding the effects in the condensed consolidated statements operations from the acquisition date to January 31, 2009.

17

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

7.	Pension and other postretirement benefits (Continued)

b)	Liability for the projected benefit obligation in excess of the fair value of plan assets

The liability for the projected benefit obligation in excess of the fair value of plan assets is as follows at the acquisition date:

US$
Projected benefit obligation	(156,938)
Fair value of plan assets	124,263
Non-current liability	(32,675)

c)	Actuarial assumptions

Actuarial assumptions used for the calculations were at acquisition date:
Assumptions used to determine benefit obligations

Discount rate	9.00%
Rate of compensation increase	5.37%

Assumptions used to determine net periodic benefit cost

Discount rate	9.00%
Expected long-term rates of return on plan assets	9.25%
Rate of compensation increase	5.37%

The discount rate is determined using bond portfolios with an average maturity approximating that of the liabilities or spot yield curves, both of which are constructed using high-quality, local-currency-denominated bonds. The expected long-term rate of return is based on the portfolio as a whole and not on the sum of the returns on individual asset categories.

The accumulated benefit obligation at the acquisition date is as fallows:

Accumulated benefit obligation	US$
Actuarial present value of:
Vested benefit obligation	119,631
Non-vested benefit obligation	17,655
Total accumulated benefit obligation	137,286

18

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

7.	Pension and other postretirement benefits (Continued)

c)	Actuarial assumptions (Continued)

The asset allocations of the Company’s pension benefits at acquisition date were as follows:

Asset category	%
Equity securities	26
Debt securities (fixed income)	74
Total	100

d)	Expected contributions

The expected contributions for the next twelve months, amounting to US$3,323, were estimated based on the actual plan cost as of the valuation date. The expected benefits payments for the next twelve months, amounting to US$6,251, were estimated based on the projected benefit payroll as of the valuation date.

e)	Net periodic benefit cost

Net periodic pension cost includes the following components from the acquisition date to January 31, 2009:

US$
Service cost	473
Interest cost on projected benefit obligation	2,754
Expected return on plan assets	(2,263)
Net periodic pension cost	964

8.	Estimated liability for legal proceedings and labor claims and commitments

	January 31, 2009	April 30, 2008
Tax contingencies	459,175	435,591
Civil and labor contingencies	87,207	58,507
	546,382	494,098

19

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

Cosan and its subsidiaries are parties in various ongoing labor claims, civil and tax proceedings in Brazil arising in the normal course of its business. Respective provisions for contingencies were recorded considering those cases in which the likelihood of loss has been rated as probable. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

Judicial deposits recorded by Cosan S.A. and its subsidiaries amounting to US$153,569 at January 31, 2009 (US$27,265 at April 30, 2008, previously recorded under other non-current assets in the balance sheet), have been made for certain of these suits. Judicial deposits are restricted assets of Cosan S.A. and its subsidiaries placed on deposit with the court and held in judicial escrow pending legal resolution of the related legal proceedings.

Judicial deposits in the amount of US$36,961are subject to an indemnification agreement with the seller of Essobrás.  If Essobrás prevails in its defense of certain pre-acquisition COFINS tax disputes, these judicial deposits will be returned to the seller.

Tax contingencies mainly refer to suits filed by Cosan S.A. and its subsidiaries, discussing several aspects of the legislation ruling PIS, Cofins, contributions to the extinct IAA- Sugar and Ethanol Institute, and the Excise tax (IPI), as well as tax delinquency notices related to ICMS and contributions to the INSS, which are described as follows:

	January 31, 2009	April 30, 2008
Credit premium – IPI	114,925	149,192
PIS and Cofins	61,881	83,615
IPI credits	39,500	51,046
Contribution to IAA	36,437	47,183
IPI – Federal VAT	23,418	30,835
ICMS credits	20,604	25,916
PIS and Cofins (i)	56,445	-
Compensation with Finsocial (i)	50,270	-
Others	55,695	47,804
	459,175	435,591

(i) Judicial tax demands from Essobrás.

20

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

8.	Estimated liability for legal proceedings and labor claims and commitments (Continued)

In addition to the aforementioned claims, Cosan S.A. and its subsidiaries are involved in other contingent liabilities in Brazil relating to tax, civil and labor claims and environmental matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes. These claims are broken down as follows:

	January 31, 2009	April 30, 2008
IPI Premium Credit (RP 67/98)	67,506	89,343
Withholding Income Tax	69,217	91,807
ICMS – State VAT	40,622	42,445
IAA – Sugar and Ethanol Institute	31,476	27,970
IPI – Federal Value-added tax	33,373	43,505
INSS	6,428	8,376
PIS and COFINS	65,605	-
Civil and labor	82,800	33,739
Other	31,970	27,348
	428,997	364,533

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. The suits relate to product prices that did not conform to the reality of the market, which were mandatorily established at the time the sector was under the Government’s control.

In connection with one of these suits, a final and unappealable decision in the amount of US$149,121 was rendered in September 2006 in favor of Usina de Barra. This has been recorded as a non-current receivable on the balance sheet. In connection with the settlement process, the form of payment is being determined.

The Company is expecting to finalize the payment terms within three years which will result in the amount being received over a ten year period. The amount is subject to interest and inflation adjustment by an official index. Lawyers fees in the amount of US$18,783 relating to this suit have been recorded.  These fees remain unpaid at January 31, 2009.

At January 31, 2009, these amounts totaled US$147,742 and US$17,729 (US$202,822 and US$24,339 at April 30, 2008), corresponding to related suit and lawyers’ fees, respectively.

21

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

9.	Income taxes

As mentioned in Note 1, the company is an exempted company located in Bermuda.  Nevertheless, the Company and its subsidiaries file income tax returns in the Brazilian federal jurisdiction. These subsidiaries are no longer subject to Brazilian federal income tax examinations by tax authorities for years before December 31, 2002. Additionally, Cosan S.A. has not been under a Brazilian Internal Revenue Service (IRS) income tax examination for 2003 through 2007.

Effective May 1, 2007, Cosan S.A. adopted FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109 (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in financial statements and prescribes a threshold of more-likely-than-not for recognition of tax benefits of uncertain tax positions taken or expected to be taken in a tax return. FIN 48 also provides related guidance on measurement, derecognition, classification, interest and penalties, and disclosure. Also, FIN 48 excludes income taxes from the scope of Statement of Financial Accounting Standards No. 5, Accounting for Contingencies.

Prior to the adoption of FIN 48, Cosan S.A. recognized tax benefits of uncertain tax positions only if it was probable that the positions would be sustained. There was no retained earnings impact upon adoption of FIN 48 as no additional tax position met the recognition threshold under FIN 48.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at May 1, 2008	23,656
Increase through business acquisition	67,542
Accrued interest on unrecognized tax benefit	1,695
Accrued unrecognized tax benefit	197
Settlement	(47)
Effect of foreign currency translation	(5,933)
Balance at January 31, 2009	87,110

It is possible that the amount of unrecognized tax benefits will change in the next twelve months, however, an estimate of the range of the possible change cannot be made at this time due to the long time to reach a settlement agreement or decision with the taxing authorities.

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

22

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

10.	Capital

On October 27, 2008, Cosan Limited announced the results of the subscription of its class A common shares by certain investment funds managed by no Gávea Investimentos Ltda. (“Gávea Funds”) and by Queluz Holding Limited, the controlling shareholder of the Company.

In accordance with the terms of the private placement announced on October 16, 2008, (i) the Gávea Funds subscribed 33,333,333 class A common shares and/or Brazilian Depositary Receipts, or “BDRs”, each representing one class A common share, at the issue price of US$4.50 per share and/or BDR, in the amount of US$150 million; and (ii) Queluz Holding Limited subscribed 11,111,111 new class A common shares at the same price, in the amount of US$50 million.

As a result of the private placement and the subscription offer, the Company issued 44,444,529 new class A common shares and/or BDRs and its share capital now consists of:

Shareholder	Class A shares and/or BDRs	%	Class B shares	%
Queluz Holding Limited	11,111,111	6.37	66,321,766	68.85
Usina Costa Pinto S.A. Açúcar e Álcool	-	-	30,010,278	31.15
Aguassanta Participaçơes S.A.	5,000,000	2.87	-	-
Gávea Funds	33,333,333	19.12	-	-
Others	124,910,897	71.64	-	-
Total	174,355,341	100.00	96,332,044	100.00

23

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

11.	Deferred gain on sale of investments in subsidiaries

Agrícola Ponte Alta S.A. is a subsidiary whose principal assets are land used for the growing of sugarcane for Cosan. On December 15, 2008, the shareholders approved a partial spin-off of the assets of Ponte Alta and created four new subsidiaries.  Agricultural land was then transferred from Ponte Alta to each of the entities. On December 30, 2008, two of the entities, Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. were sold to Radar, an affiliate company accounted for by the equity method. The selling price was fair value, US$123,596, which resulted in a gain of US$47,080. The two entities hold land that is being used by the Company at the transaction date, but lease agreements relating to the use of the land by Cosan have not been executed. As Cosan has the rights over the sugarcane planted on these lands, the gain has been deferred and classified as other long-term debt. This gain will be amortized to profit and loss over the lease term of leases for the use of the land commencing with the execution of the leases.

12.	Fair value measurements

Effective May 1, 2008, Cosan adopted SFAS 157, Fair Value Measurements, for all financial instruments and non-financial instruments accounted for at fair value on a recurring basis. SFAS 157 establishes a new framework for measuring fair value and expands related disclosures. Broadly, the SFAS 157 framework requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. SFAS 157 establishes market or observable inputs as the preferred source of values, followed by assumptions based on hypothetical transactions in the absence of market inputs.

The valuation techniques required by SFAS 157 are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These two types of inputs create the following fair value hierarchy:

Level 1 - Quoted prices for identical instruments in active markets.

24

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

12.	Fair value measurements (Continued)

Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 - Significant inputs to the valuation model are unobservable.

The following section describes the valuation methodologies Cosan uses to measure different financial instruments at fair value.

Marketable securities

When quoted market prices are unobservable, we use other relevant information including market interest rate curves. These investments are included in Level 2 and primarily comprise fixed-income securities, which are debt securities issued by highly rated financial institutions indexed in reais with Inter Deposit Rates (CDI).

Derivatives

We use closing prices for derivatives included in Level 1, which are traded either on exchanges or liquid over-the-counter markets.

The remainder of the derivatives portfolio is valued using internal models, most of which are primarily based on market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps and foreign currency swaps and commodity forward contracts.

The following table presents our assets and liabilities measured at fair value on a recurring basis at January 31, 2009.

	Level 1	Level 2	Total
Assets
Marketable Securities	-	393,345	393,345
Derivatives	2,876	819	3,695
Total	2,876	394,164	397,040

Liabilities
Derivatives	(3,665)	(79,683)	(83,348)
Total	(3,665)	(79,683)	(83,348)

25

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Share-based compensation

In the ordinary and extraordinary general meeting held on August 30, 2005, the guidelines for the outlining and structuring of a stock option plan for Cosan S.A. officers and employees were approved, thus authorizing the issue of up to 5% of shares comprising Cosan S.A.’s share capital. This stock option plan was outlined to attract and retain services rendered by officers and key employees, offering them the opportunity to become shareholders of Cosan S.A. On September 22, 2005, Cosan S.A.’s board of directors approved the distribution of stock options corresponding to 4,302,780 common shares to be issued or purchased by Cosan S.A. related to 3.25% of the share capital at the time, authorized by the annual/extraordinary meeting. The remaining 1.75% remains to be distributed. On September 22, 2005, the officers and key employees were informed regarding the key terms and conditions of the share-based compensation arrangement.

According to the market value on the date of issuance, the exercise price is US$3.90 (three dollars and sixty two cents) per share which does not include any discount. The exercise price was calculated before the valuation mentioned above based on an expected private equity deal which did not occur. Options may be exercised after a one-year vesting period starting November 18, 2005, at the maximum percentage of 25% per year of the total stock options offered by Cosan S.A. The options for each 25% have a five-year period to be exercised.

On September 11, 2007, the board of directors approved an additional distribution of stock options, in connection with the stock option plan mentioned above, corresponding to 450,000 common shares to be issued or purchased by Cosan S.A. related to 0.24% of the share capital at September 22, 2005. The remaining 1.51% may still be distributed.

The exercise of options may be settled only through issuance of new common shares or treasury shares.

The employees that leave Cosan S.A. before the vesting period will forfeit 100% of their rights. However, if the employment is terminated by Cosan S.A. without cause, the employees will have right to exercise 100% of their options of that particular year plus the right to exercise 50% of the options of the following year.

26

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

13.	Share-based compensation (Continued)

The fair value of share-based awards was estimated using a binominal model with the following assumptions:

	Options granted on September 22, 2005	Options granted on September 11, 2007
Grant price - in U.S. dollars	2.64	2.64
Expected life (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted-average fair value at grant date - in U.S. dollars	5.33	7.85

As of January 31, 2009 the amount of US$5,423 related to the unrecognized stock option compensation cost is expected to be recognized in 2 years. Cosan S.A. currently has 343,139 common shares in treasury.

As of January 31, 2009 there were 2,373,341 options outstanding with a weighted-average exercise price of US$2.64.

14.	Segment information

a. Segment information

The following information about segments is based upon information used by Cosan’s senior management to assess the performance of operating segments and decide on the allocation of resources. Cosan’s reportable segments are business units in Brazil that target different industry segments. Each reportable segment is managed separately because of the need to specifically address customer needs in these different industries. Cosan has four segments: sugar, ethanol, fuel distribution and others group. The operations of these segments are based solely in Brazil.

The sugar segment mainly operates and produces a broad variety of sugar products, including raw (also known as very high polarization - VHP sugar), organic, crystal and refined sugars, and sells these products to a wide range of customers in Brazil and abroad. Cosan exports the majority of the sugar produced through international commodity trading companies. Cosan’s domestic customers include wholesale distributors, food manufacturers and retail supermarkets, through which it sells its “Da Barra” branded products.

27

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a. Segment information (Continued)

The ethanol segment substantially produces and sells fuel ethanol, both hydrous and anhydrous (which has lower water content than hydrous ethanol) and industrial ethanol. Cosan’s principal ethanol product is fuel ethanol, which is used both as an automotive fuel and as an additive in gasoline, and is mainly sold in the domestic market by fuel distribution companies. Consumption of hydrous ethanol in Brazil is increasing as a result of the introduction of flex fuel vehicles that can run on either gasoline or ethanol (or a combination of both) to the Brazilian market in 2003. In addition, Cosan sells liquid and gel ethanol products used mainly in the production of paint and cosmetics and alcoholic beverages for industrial clients in various sectors.

With the acquisition of Cosan CL a new fuel distribution segment has been created. The fuel distribution segment is engaged in the distribution in Brazil of oil products, ethanol, lubricants and aviation fuel as well as the operation of convenience stores. The network to which fuel distribution segment distribute such products is comprised of more than 1,500 service stations.

The accounting policies underlying the financial information provided for the segments are based on Brazilian GAAP as Cosan is the operating subsidiary. We evaluate segment performance based on information generated from the statutory accounting records.

Others segment is comprised by selling cogeneration of electricity, diesel and corporate activities.

No asset information is provided by reportable segment due to the fact that the majority of the assets used in production of sugar an ethanol are the same.

Measurement of segment profit or loss and segment assets

Cosan S.A. evaluates performance and allocates resources based on return on capital and profitable growth. The primary measurement used by management to measure the financial performance of Cosan S.A. is adjusted EBIT (earnings before interests and taxes excluding special items such as impairment and restructuring, integration costs, one-time gains or losses on sales of assets, acquisition, and other items similar in nature). The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

28

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

a. Segment information (Continued)

	January 31,
	2009	2008
Net sales - Brazilian GAAP
Sugar	624,617	542,721
Ethanol	402,199	379,389
Fuel distribution	749,011	-
Others	104,341	81,715
Total	1,880,168	1,003,825
Reconciling items to U.S. GAAP
Sugar	777	2,107
Ethanol	-	-
Fuel distribution	239	-
Others	-	-
Total	1,016	2,107
Total net sales	1,881,184	1,005,932

Segment operating loss - Brazilian GAAP
Sugar	(62,464)	(95,875)
Ethanol	(40,221)	(67,021)
Fuel distribution	(5,548)	-
Others	(8,713)	(14,436)
Operating loss - Brazilian GAAP	(116,946)	(177,332)
Reconciling items to U.S. GAAP
Depreciation and amortization expenses
Sugar	28,449	27,673
Ethanol	18,319	19,345
Fuel distribution	237	-
Others	3,911	4,167
	50,916	51,184
Other adjustments
Sugar	(1,886)	(614)
Ethanol	(1,214)	(1,892)
Fuel distribution	(777)	-
Others	(279)	(408)
	(4,156)	(2,914)
Total sugar	(35,901)	(68,816)
Total ethanol	(23,117)	(49,569)
Total fuel distribution	(6,088)	-
Total others	(5,079)	(10,676)
Operating loss - U.S. GAAP	(70,185)	(129,062)

29

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b. Sales by principal customers

The following table sets forth the amount of sugar and ethanol that we sold to our principal customers during the nine-month periods ended January 31, as a percentage of either domestic or international sales of each product:

Sugar

Market	Customer	2009	2008
International	Fluxo – Cane Overseas Ltd	24.2%	15.2%
	Sucres et Denrées	15.2%	19.7%
	Tate & Lyle International	8.7%	14.8%
	Cane International Corporation	-	12.2%
	Cargill International S.A.	6.4%	-
	Ableman Trading Limited	5.5%	-
	Coimex Trading Ltd	5.8%	8.0%

Ethanol

Market	Customer	2009	2008
International	Vertical UK LLP	16.6%	51.1%
	Sekab Biofuels & Chemicals	6.3%	-
	Morgan Stanley Capital Group Inc.	3.5%	-
	Vitol Inc.	2.2%	15.6%
	Bauche Energy SA - Buyer	2.2%	-
	Bauche Energy Br Com Imp Exp Ltda.	1.9%	-
	Alcotra S.A.	1.1%	-
	Noble Americas Ltda.	-	7.8%

Domestic	Shell Brasil Ltda.	18.2%	26.1%
	Euro Petróleo do Brasil Ltda.	12.5%	18.6%
	Cia. Brasileira de Petróleo Ipiranga	5.4%	9.3%
	Tux Distribuidora de Combustíveis Ltda.	0.3%	8.1%
	Petrobrás Distribuidora S.A.	7.4%	7.8%
	Chevron Brasil Ltda.	3.2%	-
	Alesat Combustíveis S.A.	3.2%	-

30

COSAN LIMITED

Notes to the unaudited condensed consolidated financial statements (Continued)
(In thousands of U.S. dollars, unless otherwise stated)

14.	Segment information (Continued)

b. Sales by principal customers (Continued)

Fuel distribution

Market	Customer	2009
Domestic	Tam Linhas Aéreas S.A.	3.6%
	Mime Distribuidora de Petróleo Ltda.	1.5%
	Posto Iccar Ltda.	1.2%
	Auto Posto Túlio Ltda.	1.2%
	Iberia L.A.E.	1.1%

31

Unconsolidated and Consolidated Quarterly Financial Information

Cosan S.A. Indústria e Comércio

January 31, 2009

COSAN S.A. INDÚSTRIA E COMÉRCIO

UNCONSOLIDATED AND CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

January 31, 2009

Contents

Special review report of independent auditors	1

Unaudited quarterly financial information

Unaudited balance sheets	3
Unaudited statements of operations	5
Unaudited statements of cash flows	7
Unaudited statements of changes in shareholders’ equity	11
Notes to the unaudited quarterly financial information	12
Report on Company’s performance (consolidated)	54
Other Company’s relevant information	79

A free translation from Portuguese into English of Special Review Report of Independent Auditors on Quarterly Financial Information prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil

Special review report of independent auditors

The Board of Directors and Shareholders of
Cosan S.A. Indústria e Comércio

1.
We have performed a special review of the accompanying Quarterly Financial Information of Cosan S.A. Indústria e Comércio (parent company and consolidated) for the quarter and nine-month periods ended January 31, 2009, including the balance sheets, statements of operations, cash flows and changes in shareholders’ equity, report on the Company’s performance and explanatory notes, prepared under the management’s responsibility.

2.
Our review was conducted in accordance with the specific procedures determined by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Board of Accountancy (CFC), which comprised principally: (a) inquiries of and discussions with the management responsible for the Company’s accounting, financial and operational areas about the criteria adopted for the preparation of the Quarterly Financial Information; and (b) review of information and subsequent events which have, or could have, significant effects on the Company’s operations and financial position.

3.
Based on our special review, we are not aware of any material modification that should be made to the Quarterly Financial Information referred to above for it to comply with specific standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of the Quarterly Financial Information, including CVM Ruling No. 469/08.

4.
As mentioned in Note 2, Law No. 11638 enacted on December 28, 2007 became effective on January 1, 2008. This Law has modified, revoked and introduced new rules to Law No. 6404/76 (Corporation Law), which resulted in changes in accounting practices adopted in Brazil. While such law has already taken effect, some changes depend on standards to be set by regulators so that they can be applied by companies. Accordingly, in this transition phase, CVM Ruling No. 469/08 allowed non-application of the provisions of Law No. 11638/07 for preparation of Quarterly Financial Information (ITR). As a consequence, the accounting information contained in the Quarterly Financial Information (ITR) for the quarter and nine-month periods ended January 31, 2009 was prepared in accordance with specific CVM rulings and do not reflect all the changes in accounting practices introduced by Law No. 11638/07. As described in Note 2, the application of supplementary CVM rulings on the adoption of Law No. 11638/07 did not significantly affect the Company’s financial statements for the quarter ended January 31, 2009 or for any other prior periods presented.

5.
The balance sheets as of October 31, 2008 and notes thereto, presented for comparative purposes, were reviewed by us, and our special review report was issued on December 1, 2008. The statements of income and cash flows and notes thereto for the quarter and nine-month periods ended January 31, 2008, presented for comparative purposes, were reviewed by us, and our special review report issued on March 7, 2008 did not contain any qualification.

São Paulo, March 5, 2009

ERNST & YOUNG
Auditores Independentes S.S.
CRC 2SP015199/O-6

Luiz Carlos Nannini
Accountant CRC 1SP171638/O-7

Marcos Alexandre S. Pupo
Accountant CRC 1SP221749/O-0

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited Balance sheets
January 31, 2009 and October 31, 2008
(In thousands of reais)

		Parent Company		Consolidated
		01/31/09	10/31/08	01/31/09	10/31/08
Assets
Current assets
Cash and cash equivalents	Note 4	88,500	94,436	226,575	132,200
Marketable securities	Note 5	400,972	224,780	463,077	1,144,108
Trade accounts receivable		65,571	108,497	459,016	215,910
Derivative financial instruments		17,936	8,758	17,936	8,758
Inventories	Note 6	526,716	615,712	1,643,651	1,439,902
Advances to suppliers		79,384	101,751	239,913	286,951
Related parties	Note 7	82,612	1,169,458	35,847	28,432
Other assets		103,626	93,071	322,982	197,668
Total current assets		1,365,317	2,416,463	3,408,997	3,453,929

Noncurrent assets
Long-term receivables
Accounts receivable from federal government	Note 14	-	-	342,201	342,201
CTNs-Restricted Brazilian Treasury Bills	Note 13	26,989	26,283	175,511	170,879
Deferred income and social contribution taxes	Note 12.b	183,580	243,988	665,028	567,841
Advances to suppliers	Note 7	41,046	31,142	125,315	93,636
Other assets		13,918	16,257	159,098	123,956
Permanent assets
Investments	Note 8	4,933,332	2,721,274	280,458	184,706
Property, plant and equipment	Note 9	818,672	822,258	3,364,970	2,993,072
Intangible	Note 10	388,434	404,922	2,493,788	1,074,496
Deferred charges		-	17,591	24,030	27,691
Total noncurrent assets		6,405,971	4,283,715	7,630,399	5,578,478

Total assets		7,771,288	6,700,178	11,039,396	9,032,407

A free translation from Portuguese into English of financial statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited Balance sheets
January 31, 2009 and October 31, 2008
(In thousands of reais)

		Parent Company		Consolidated
		01/31/09	10/31/08	01/31/09	10/31/08
Liabilities and shareholders’ equity
Current liabilities
Loans and financing	Note 13	1,411,242	266,998	1,484,709	301,650
Derivative financial instruments		49,475	105,306	49,475	105,306
Trade accounts payable		140,921	196,269	518,215	489,935
Salaries payable		24,531	60,666	77,673	142,966
Taxes and social contributions payable	Note 11	34,291	28,785	163,206	109,662
Advances from customers		10,401	4,782	33,134	32,123
Related parties	Note 7	19,405	78,753	2,472	-
Deferred income and social contribution taxes on revaluation reserve		-	-	5,486	5,486
Other liabilities		9,686	7,617	23,879	25,216
Total current liabilities		1,699,952	749,176	2,358,249	1,212,344

Noncurrent liabilities
Loans and financing	Note 13	1,241,395	1,136,133	2,904,493	2,679,347
Taxes and social contributions payable	Note 11	57,559	60,617	335,961	346,112
Related parties	Note 7	853,520	779,488	405,335	-
Provision for judicial demands	Note 14	219,343	208,811	1,114,061	873,113
Deferred income and social contribution taxes on revaluation reserve		-	-	19,735	21,910
Other liabilities		2,966	3,153	173,497	116,475
Total noncurrent liabilities		2,374,783	2,188,202	4,953,082	4,036,957

Minority shareholders’ interest		-	-	31,512	20,306

Shareholders’ equity	Note 15
Capital		3,815,268	3,815,268	3,815,268	3,815,268
Treasury stock		(4,186)	(4,186)	(4,186)	(4,186)
Revaluation reserves		93,242	193,801	93,242	193,801
Legal reserve		15,954	15,954	15,954	15,954
Reserve for new investments and upgrading		180,210	180,210	180,210	180,210
Accumulated losses		(403,935)	(438,247)	(403,935)	(438,247)
Total shareholders’ equity		3,696,553	3,762,800	3,696,553	3,762,800
Total liabilities and shareholders’ equity		7,771,288	6,700,178	11,039,396	9,032,407

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations
Quarters ended January 31, 2009 and 2008
(In thousands of reais, except for the earnings (loss) per share)

		Quarter
		Parent Company		Consolidated
		2009	2008	2009	2008
Gross operating revenue
Sales of goods and services		536,284	351,619	2,746,351	747,461
Taxes and sales deductions		(32,951)	(35,019)	(180,718)	(73,510)
Net operating revenue		503,333	316,600	2,565,633	673,951

Cost of goods sold and services rendered		(353,375)	(294,295)	(2,187,601)	(594,397)

Gross profit		149,958	22,305	378,032	79,554

Operating income (expenses)
Selling expenses		(41,570)	(25,479)	(156,752)	(73,431)
General and administrative expenses		(14,895)	(31,394)	(70,842)	(48,944)
Management fees	Note 16	(1,423)	(987)	(1,423)	(987)
Financial income (expenses), net	Note 17	52,070	604	(159,183)	(11,865)
Earnings (losses) on equity investments	Note 8	(57,312)	(26,865)	13,551	74
Goodwill amortization		(16,488)	(29,364)	(65,159)	(48,215)
Other operating income (expenses), net		(845)	2,829	14,357	(2,737)
		(80,463)	(110,656)	(425,451)	(186,105)
Operating income (loss)		69,495	(88,351)	(47,419)	(106,551)

Nonoperating result		(2,874)	(377)	105,869	1,051
Income (loss) before income and social contribution taxes		66,621	(88,728)	58,450	(105,500)

Income and social contribution taxes	Note 12.a	(61,413)	17,333	(53,285)	33,480

Minority shareholders’ interest		-	-	43	625

Net income (loss) for the period		5,208	(71,395)	5,208	(71,395)
Earnings (loss) per share – in Reais		0.02	(0.26)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of operations (Continued)
Nine-month periods ended January 31, 2009 and 2008
(In thousands of reais, except for the earnings (loss) per share)

		Nine-month periods
		Parent Company		Consolidated
		2009	2008	2009	2008
Gross operating revenue
Sales of goods and services		1,281,662	1,111,632	4,199,121	2,062,236
Taxes and sales deductions		(76,058)	(72,945)	(278,822)	(169,083)
Net operating revenue		1,205,604	1,038,687	3,920,299	1,893,153

Cost of goods sold and services rendered		(1,002,193)	(952,678)	(3,360,763)	(1,693,519)
Gross profit		203,411	86,009	559,536	199,634

Operating income (expenses)
Selling expenses		(105,967)	(91,399)	(331,066)	(226,458)
General and administrative expenses		92,114	(93,684)	(193,372)	(147,628)
Management fees	Note 16	(4,272)	(3,950)	(4,272)	(4,843)
Financial income (expenses), net	Note 17	(333,195)	332,514	(624,027)	283,291
Earnings (losses) on equity investments	Note 8	(166,858)	(127,505)	13,458	215
Goodwill amortization		(49,465)	(101,602)	(145,949)	(160,809)
Other operating income (expenses), net		2,267	10,621	(479)	(6,236)
		(749,604)	(75,005)	(1,285,707)	(262,468)
Operating income (loss)		(546,193)	11,004	(726,171)	(62,834)

Nonoperating result		3,059	639	116,606	6,299
Income (loss) before income and social contribution taxes		(543,134)	11,643	(609,565)	(56,535)

Income and social contribution taxes	Note 12.a	109,528	(54,148)	175,030	12,103

Minority shareholders’ interest		-	-	929	1,927

Net loss for the period		(433,606)	(42,505)	(433,606)	(42,505)
Loss per share – in Reais		(1.33)	0.16)

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method
Quarters ended January 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated
	11/01/08 to 01/31/09	11/01/07 to 01/31/08	11/01/08 to 01/31/09	11/01/07 to 01/31/08
Cash flows from operating activities
Net income (loss) for the period	5,208	(71,395)	5,208	(71,395)
Adjustments to reconcile net income (loss) for the period to cash used in operating activities
Depreciation and amortization	25,021	19,594	71,136	47,799
Losses (earnings) on equity investments	57,312	26,865	(13,551)	(74)
Net book value of permanent assets disposed of	506	45	3,005	53
Goodwill amortization	16,488	29,364	65,159	48,215
Deferred income and social contribution taxes	60,408	(5,568)	51,856	(20,382)
Set-up (reversal) of provision for legal claims, net	6,926	234	(6,268)	3,430
Set-up (reversal) of provision for devaluation of permanent equity interest	-	(1,219)	22	17
Minority interest	-	-	(43)	(625)
Interest, monetary and exchange variation, net	83,270	42,735	297,788	87,519
Others	-	731	3,717	-
Variation in assets and liabilities
Trade accounts receivables	52,254	(11,149)	79,101	1,505
Inventories	88,996	67,651	139,812	175,172
Derivative financial instruments	(9,178)	(63,789)	(9,178)	(63,789)
Advances to suppliers	-	-	15,359	(64,013)
Trade accounts payables	(55,348)	(46,410)	(159,486)	(96,098)
Salaries payable	(36,135)	(26,710)	(93,059)	(61,737)
Taxes and social contributions payables	1,251	(9,839)	(8,182)	(16,190)
Derivative financial instruments	(55,831)	(10,655)	(55,831)	(10,655)
Other liabilities	22,373	177	(49,282)	(16,855)
Net cash provided by (used in) operating activities	263,521	(59,338)	337,283	(58,103)
Cash flows from investments activities
Application in investments	(934,192)	(118,434)	(82,196)	(7)
Goodwill on acquisition of investment	-	-	(1,451,512)	-
Application in property, plant and equipment	(50,888)	(68,829)	(426,925)	(270,775)
Application in deferred charges	-	-	(5,464)	-
Marketable securities	(176,192)	(1,318,486)	681,031	(1,326,021)
Others	-	-	-	(580)
Net cash used in investments activities	(1,161,272)	(1,505,749)	(1,285,066)	(1,597,383)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Quarters ended January 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated
	11/01/08 to 01/31/09	11/01/07 to 01/31/08	11/01/08 to 01/31/09	11/01/07 to 01/31/08
Cash flows from financial activities
Capital increase	-	1,742,576	-	1,742,576
Financial funding	1,108,706	198,311	1,196,368	213,037
Amortization of principal and interest on loans and financing, advances from customers.	(52,918)	(256,364)	(148,307)	(319,565)
Related parties	(163,973)	(175,611)	-	-
Other	-	-	(5,903)	-
Net cash provide by financing activities	891,815	1,508,912	1,042,158	1,636,048
Net cash increase (decrease) in cash and cash equivalents	(5,936)	(56,175)	94,375	(19,438)
Cash and cash equivalents at the beginning of the period	94,436	81,681	132,200	135,100
Cash and cash equivalents at the end of the period	88,500	25,506	226,575	115,662

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Nine-month periods ended January 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated
	05/01/08 to 01/31/09	05/01/07 to 01/31/08	05/01/08 to 01/31/09	05/01/07 to 01/31/08
Cash flows from operating activities
Net income (loss) for the period	(433,606)	(42,505)	(433,606)	(42,505)
Adjustments to reconcile net income (loss) for the period to cash provide by used in operating activities
Depreciation and amortization	160,607	129,895	405,180	312,205
Losses (earnings) on equity investments	166,858	127,505	(13,458)	(215)
Net book value of permanent assets disposed of	2,015	4,467	8,654	6,851
Goodwill amortization	49,465	101,602	145,949	160,809
Deferred income and social contribution taxes	(101,836)	16,870	(167,951)	(45,443)
Set-up (reversal) of provision for legal claims. net	12,410	2,074	19,591	2,843
Set-up (reversal) of provision for devaluation of permanent equity interest	-	(8,944)	62	64
Minority interest	-	-	(929)	(1,927)
Interest, monetary and exchange variation, net	535,092	(65,770)	843,534	(78,751)
Others	(3,342)	731	3,415	-
Variation in assets and liabilities
Trade accounts receivables	(6,822)	3,301	87,234	3,278
Inventories	(297,030)	(274,420)	(729,572)	(509,088)
Derivative financial instruments	68,597	(29,765)	68,597	(29,765)
Trade accounts payables	81,621	59,140	139,459	161,853
Salaries payable	(8,452)	(4,017)	(30,797)	(12,908)
Taxes and social contributions payables	(13,181)	(17,921)	(36,172)	(43,417)
Derivative financial instruments	7,623	(15,007)	7,623	(15,007)
Other assets/liabilities, net	(25,798)	(3,394)	(175,595)	(163,139)
Net cash used in operating activities	194,221	(16,158)	141,218	(294,262)
Cash flows from investments activities
Application in investments	(1,587,341)	(123,089)	(146,683)	(2,112)
Goodwill on acquisition of investment	-	-	(1,451,512)	-
Advance for future capital increase	(214,080)	-	-	-
Application in property, plant and equipment	(129,230)	(146,341)	(984,900)	(577,904)
Application in deferred charges	(15,920)	-	(26,635)	-
Marketable securities	507,068	(804,799)	481,168	(756,405)
Others	-	-	2,344	(3,262)
Net cash provided by (used in) investments activities	(1,439,503)	(1,074,229)	(2,126,218)	(1,339,683)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of cash flows – indirect method (Continued)
Nine-month periods ended January 31, 2009 and 2008
(In thousands of reais)

	Parent Company		Consolidated
	08/01/08 to 10/31/08	08/01/07 to 10/31/07	08/01/08 to 10/31/08	08/01/07 to 10/31/07
Cash flows from financial activities
Capital increase	880,000	1,742,576	880,000	1,742,576
Purchase of treasury stocks	(4,186)	-	(4,186)	-
Capital increase in subsidiaries by minority shareholders	-	-	3,476	-
Financial funding	1,232,532	198,311	1,515,144	219,424
Amortization of principal and interest on loans and financing, advances from customers	(116,567)	(682,796)	(242,799)	(787,182)
Related parties	(675,114)	(97,988)	-	-
Dividends paid	-	(75,781)	-	(75,813)
Others	-	-	(5,903)	6,787
Net cash provide by (used in) financing activities	1,316,665	1,084,322	2,145,732	1,105,792
Net cash increase (decrease) in cash and cash equivalents	71,383	(6,065)	160,732	(528,153)
Cash and cash equivalents at the beginning of the period	17,117	31,571	65,843	643,815
Cash and cash equivalents at the end of the period	88,500	25,506	226,575	115,662

See accompanying notes.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Unaudited statements of changes in shareholders’ equity
Quarter and nine-month periods ended January 31, 2009
(In thousands of reais)

			Revaluation reserves			Reserve for new
	Capital	Treasury stock	Parent Company	Subsidiaries	Legal reserve	investments and upgrading	Accumulated losses	Total
Balances as of April 30, 2008	2,935,268	-	107,742	86,626	15,954	180,210	-	3,325,800

Capital increase on September 19, 2008	880,000	-	-	-	-	-	-	880,000
Acquisition treasury stock	-	(4,186)	-	-	-	-	-	(4,186)
Realization of revaluation reserve	-	-	(22,451)	(78,675)	-	-	29,671	(71,455)
Loss for the period	-	-	-	-	-	-	(433,606)	(433,606)

Balances as of January 31, 2009	3,815,268	(4,186)	85,291	7,951	15,954	180,210	(403,935)	3,696,553

			Revaluation reserves			Reserve for new
	Capital	Treasury shares	Parent Company	Subsidiaries	Legal reserve	investments and upgrading	Accumulated losses	Total
Balances as of October 31, 2008	3,815,268	(4,186)	107,742	86,059	15,954	180,210	(438,247)	3,762,800

Realization of revaluation reserve	-	-	(22,451)	(78,108)	-	-	29,104	(71,455)
Net income for the period	-	-	-	-	-	-	5,208	5,208

Balances as of January 31, 2009	3,815,268	(4,186)	85,291	7,951	15,954	180,210	(403,935)	3,696,553

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information
January 31, 2009 and October 31, 2008
(In thousands of reais)

1.	Operations

The primary activity of Cosan S.A. Indústria e Comércio (“Company” or “Cosan”), with principal place of business in the city of Piracicaba, São Paulo, and its subsidiaries is the manufacturing and trading of sugar, ethanol and co-generation of electricity from sugarcane both of their own plantations and third parties. The Company has 18 producing units, all located in the São Paulo State, with a nominal capacity of milling 45 million tons of sugarcane per year, producing varied qualities of raw and refined sugar, anhydrous and hydrated ethanol. The Company activities are still linked with those of its subsidiary Cosan Operadora Portuária S.A. and affiliate TEAS - Terminal Exportador de Álcool de Santos S.A., which consist mainly in the logistic support to export of sugar and ethanol by the Company.

The Company, through its subsidiary Cosan Combustíveis e Lubrificantes S.A. (“Cosan CL”), currently named Esso Brasileira de Petróleo Ltda. (“Essobrás”), has recently expanded its business model and became the first integrated renewable energy company, acting from the plantation of sugar cane to the distribution and retail sale of fuels.

Cosan CL operates in 40 fuel distribution bases in Brazil and ranks as one of the four biggest fuel distributors in Brazil, with a distribution network of nearly 1,500 gas stations across Brazil, which sell 5 billion liters of fuels, 160 million cubic meters of NGV and 127 thousand cubic meters of lubricants.

Acquisition of majority shareholding in Esso Brasileira de Petróleo Ltda. (“Essobrás”)

As disclosed in the financial statements for the year ended April 30, 2008 and for the quarter ended October 31, 2008, Cosan executed a share purchase and sale agreement on April 23, 2008 with Exxon Mobil International Holdings BV, in order to acquire 100% of shares of Esso Brasileira de Petróleo Ltda. (“Essobrás”).

On December 1, 2008 the Company completed the acquisition of former Essobrás and its affiliates which hold assets for distribution and sale of fuels and production and sale of lubricants and specialties of ExxonMobil no Brasil, through the payment of R$1,672.445 made by the subsidiary Cosanpar Participações S.A. (“Cosanpar”) to ExxonMobil International Holdings B.V. for 100% of shares held by companies owning former Essobrás, at a goodwill of R$1,488,168. The details of this operation are described in Note 8.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

1.	Operations--Continued

Capital increase in subsidiaries

On November 7, 2008 the Company increased capital in Cosanpar Participações S.A. by remitting financial funds for R$1,149,400, representing 1,149,400,000 registered common shares without par value. The amount of R$297,414 was remitted in the prior quarter as advances for future capital increase.

Also, on December 19, 2008, the Company increased capital in Radar Propriedades Agrícolas S.A. (“Radar”) by remitting financial funds for R$82,196, together with a contribution by other shareholders for R$352,266, without changing the equity interest in that company. As a consequence of such operation, Radar’s capital amounted to R$735,640, comprising 18,026,602 registered common shares without par value.

Formation of a new subsidiary

On December 10, 2008 the Company announced the formation of a new subsidiary named Copsapar Participações S.A. (“Copsapar”), which engages in the direct and indirect management of equity interest in logistics companies. The initial capital contribution in that company amounted to R$190.797, as described in Note 8.

Partial spin-off of indirect subsidiary Agrícola Ponte Alta S.A. (“Ponte Alta”)

On December 15, 2008, in a special general meeting, the shareholders of the indirect subsidiary Ponte Alta approved the company’s partial spin-off into four new companies, namely: (i) Nova Agrícola Ponte Alta S.A.; (ii) Terras da Ponte Alta S.A.; (iii) Águas da Ponte Alta S.A.; and (iv) Vale da Ponte Alta S.A. Net assets dropped down from these companies reached R$206,833, according to the valuation report issued by an independent company, dated December 11, 2008.

Also, on December 30, 2008 the indirect subsidiary Usina da Barra S.A. Açúcar e Álcool (“Barra”) sold Radar,  its equity interest in the following subsidiaries: (i) Nova Agrícola Ponte Alta S.A.; and (ii) Terras da Ponte Alta S.A. for R$251,891 and R$34,381, respectively. As a result of this transaction, Barra determined a gain of R$109,513, classified in P&L for the period under non-operating results, whose details are set out in Note 8.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements

The quarterly information is the responsibility of the Company’s management and was prepared according to the accounting practices adopted in Brazil, to the standards of the Brazilian Securities Commission (CVM) and to the rules of the Sao Paulo Stock Exchange (BOVESPA) applicable to companies operating in the so-called “Novo Mercado”, not including all disclosures usually necessary in annual financial statements or those required by the accounting practices adopted in Brazil for complete financial statements.

The preparation of quarterly information involves the use of accounting estimates. Such estimates were based on objective and subjective aspects considering management’s judgment to determine the adequate amount to be recorded in the quarterly information. Significant items subject to these estimates and assumptions include the selection of useful lives of fixed assets and their recovery in operations, risk credit analysis to determine the allowance for doubtful accounts, and the analyses of other risks to determine other provisions, including the provision for contingencies, and the valuation of financial instruments and other assets and liabilities at the balance sheet date.

Actual results may significantly differ from these estimates once the underlying transactions are settled due to the underlying inaccuracy of the determination process. The Company reviews its estimates and assumptions at least on a quarterly basis.

Assets and liabilities are classified as current when these items are likely to be settled or realized within 12 months, or otherwise classified as noncurrent. Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate in effect at the balance sheet date. Foreign currency translation gains and losses are recognized in the statements of income. Assets and liabilities of foreign subsidiaries were translated into reais at the foreign exchange rate in force at the balance sheet date and the results of operations were translated at the average exchange rate for the period.

Throughout 2008 to actual date CVM has issued Resolutions No. 534, No. 547, No. 553, No. 554, No. 555, No. 556 and No. 557, which approved CPC 02 – Effects of changes in foreign exchange rates and translation of financial statements, CPC 03 – Statement of cash flows, CPC 04 – Intangible assets, CPC 06 – Leasing operations, CPC 07 – Government subsidies and incentives, CPC 08 – Transaction costs and security issue premium and CPC 09 – Statement of value added, respectively. The Company is evaluating the effects from adoption of these accounting standards on its financial position until year end.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

With a view to providing supplementary information to the market, the statements of cash flow are presented herein, and were prepared in accordance with Accounting Standards and Procedures NPC 20, issued by the Brazilian Institute of Independent Auditors (IBRACON), taking into consideration significant transactions that had influence on the cash and cash equivalents of the Company and subsidiaries, and their presentation is divided into operating, investing and financing activities.

As mentioned in Note 1, during the quarter ended January 31, 2009, the acquisition of Essobrás was concluded. Thus, the statements of operation for the quarter and nine-month periods are not comparable with statements of operations for the quarter and nine-month periods ended January 31, 2008.

The results for the nine-month period ended January 31, 2009 are not necessarily and indication of results that may be expected for the year ending March 31, 2009.

The quarterly information and notes thereto, except as otherwise stated, are in thousands of reais.

Consolidation of financial statements

The consolidated financial statements were prepared in accordance with the basic principles of consolidation. The consolidation process includes the following principal procedures:

a)	Intercompany assets and liabilities are eliminated;
b)	Equity investments in subsidiaries, proportionate to the parent company interest in the shareholders’ equity of subsidiaries, are eliminated;
c)	Intercompany revenues and expenses are eliminated; and
d)	Significant unearned intercompany income is eliminated, when relevant.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Consolidation of financial statements (Continued)

The fiscal year of the consolidated companies is the same as that of the Company, except for Cosan CL such its fiscal year is December 31.

Consolidated companies are listed below:

	Interest as of
	January 31, 2009		October 31, 2008
	Direct	Indirect	Direct	Indirect
Administração de Participações Aguassanta Ltda.	91.50%	-	91.50%	-
Usina da Barra S.A. Açúcar e Álcool	89.91%	9.20%	89.91%	9.20%
Agrícola Ponte Alta S.A.	-	99.10%	-	99.10%
Cosan Centroeste S.A. Açúcar e Álcool	-	99.10%	-	99.10%
Barra Bioenergia S.A.	-	99.10%	-	99.10%
DaBarra Alimentos Ltda.	-	99.10%	-	99.10%
Bonfim Nova Tamoio – BNT Agrícola Ltda.	-	99.10%	-	99.10%
Benálcool Açúcar e Álcool S.A.	-	99.10%	-	99.10%
Barrapar Participações Ltda.	-	99.10%	-	99.10%
Aliança Indústria e Comércio de Açúcar e Álcool Ltda.	-	99.10%	-	99.10%
Águas da Ponte Alta S.A. (3)	-	99.10%	-	-
Vale da Ponte Alta S.A. (3)	-	99.10%	-	-
Usina Santa Luíza S.A. (7)	-	33.03%	-	33.03%
Cosan Distribuidora de Combustíveis Ltda.	99.99%	-	99.99%	-
Cosan S.A. Bioenergia	100.00%	-	100.00%	-
Cosan International Universal Corporation	100.00%	-	100.00%	-
Cosan Finance Limited	100.00%	-	100.00%	-
Grançucar S.A. Refinadora de Açúcar	99.99%	0.01%	99.99%	0.01%
Cosanpar Participações S.A. (1)	99.99%	0.01%	99.99%	0.01%
Cosan Combustíveis e Lubrificantes S.A. (former Essobrás) (2)	-	100.00%	-	-
Copsapar Participações S.A. (4)	90.00%	-	-	-
Cosan Operadora Portuária S.A. (5)	-	90.00%	90.00%	-
Santa Cecília Agro-industrial S.A. (6)	-	-	-	33.03%
Radar Propriedades Agrícolas S.A. (8)	-	-	18.92%	-

(1) Company centralized the operations involving the acquisition of former Essobrás (see Note 8);
(2) Company acquired on December 1, 2009 (see Note 8);
(3) Companies acquired during the quarter ended January 31, 2009 from the spin-off carried out by Agrícola Ponte Alta S.A. (see Note 8);
(4) Company formed on December 10, 2008;
(5) Equity interest used in capital contribution of Copsapar (see Note 8);
(6) Company sold on January 9, 2009 (see Note 8);
(7) Consolidation proportional to Cosan’s equity interest; and
(8) Company excluded from the consolidation in connection with the removal of control characteristics.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Company excluded from consolidation

As disclosed in the Quarterly Financial Information for the period ended October 31, 2008, the company Radar Propriedades Agrícolas S.A. (“Radar”), formed on August 28, 2008, in which Cosan hold an equity interest of 18.92%, was considered a subsidiary. On that date, Cosan completed the full consolidation of Radar’s balances.

On January 31, 2009, Company management revised the contracts between the companies and the performance of the members of the Board of Directors, concluding that Cosan actually did not hold any majority equity interest in that company, in light of the decisions made during the current quarter.

Based on CVM Resolution No. 506, of June 19, 2006, the Company considered that the consolidated Quarterly Information at October 31, 2008, presented for comparison purposes, should be restated due to an error back to the present period.

Accordingly, the consolidated balances as of October 31, 2008, presented for comparison purposes, are being presented without including Radar’s balances, as if this consolidation had not taken place at that date.

The effects from excluding radar’s balances on the consolidated balances presented in the prior quarter are as follows:

	Balance as of 10/31/08	Adjustments	Balance presented in the current quarter
Assets
Current assets	3,740,853	(286,924)	3,453,929
Non-current assets	5,532,862	45,616	5,578,478
Total assets	9,273,715	(241,308)	9,032,407

Liabilities
Current liabilities	1,215,827	(3,483)	1,212,344
Non-current liabilities	4,036,957	-	4,036,957
Minority interest	258,131	(237,825)	20,306
Shareholders’ equity	3,762,800	-	3,762,800
Total liabilities and shareholders’ equity	9,273,715	(241,308)	9,032,407

Statement of operations
Gross profit	167,941	-	167,941
Operating loss	(603,376)	10,423	(592,953)
Minority interest	6,510	(6,374)	136
Income tax and social contribution on net profit	209,960	(4,049)	205,911
Net loss for the period	(380,671)	-	(380,671)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Changes in preparation and reporting of financial statements

On December 28, 2007, Law No. 11638 (the “Law”) was approved by the President of Brazil. This law makes amendments and revokes provisions of Brazil’s Corporation Law. These changes introduced by such law are primarily aimed towards full convergence between accounting practices adopted in Brazil and international financial reporting standards (IFRS).

On May 2, 2008, the CVM issued Ruling No. 469 (“Ruling”) which partially disciplined the Law, establishing minimum requirements to be followed for presentation of quarterly financial statements. This Ruling, under certain conditions, made it optional to fully adopt the provisions of the Law. Company management did not opt for this alternative, and accordingly, adopted the Law in accordance with the provisions required by such Ruling for presenting its quarterly information.

Among significant changes to the accounting standards, we single out below only those which, in a preliminary analysis by Company management, may affect the financial statements of the Company and of its subsidiaries:

•
Compensation based on executive and employee stock purchase options. The Company disclosed in Note 21, the terms of its Stock Purchase Option Plan and possible accounting effects existing as of the date of the quarterly information;

•
The concept of discount to present value is now applied to long-term assets and liabilities, as well as to short-term assets and liabilities having a significant effect on financial reporting. The Company did not identify any operations that could have significant effects on the quarterly information for the periods reported as far as discount to present value is concerned;

•
The balances of the revaluation reserve, as determined by CVM Ruling No. 469. may be maintained through their effective realization date or reserved. The Company decided to present to the Board the whole revaluation reserve reverse in the amount as shown on Notes 9 and 15;

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

2.	Basis of preparation and presentation of the financial statements (Continued)

Changes in preparation and reporting of financial statements (Continued)

•
Requirements that investments in financial instruments, including derivatives, should be recorded: (i) at their market or equivalent value, whenever it involves investments for trading or available to sale; and (ii) at the acquisition cost or issue value, updated in accordance with the legal or contractual provisions, adjusted to the probable realizable value, whenever it is lower. The Company and its subsidiaries will apply these changes when a specific standard is issued on the matter. At present, for disclosure purposes only, the Company records its derivative financial instruments at market, as set out in Note 18; and.

•	Inclusion of the Statement of Value Added (SVA) in the set of financial statements. Company management will present this statement when preparing its annual financial statements as of March 31, 2009.

Given that these changes have recently taken effect and that some of these changes depend on standards to be set by regulators so that they can be fully applied.

3.	Summary of significant accounting practices

The accounting practices adopted to prepare the quarterly financial information are consistent with those reported in the financial statements as of April 30, 2008, other than the provisions introduced in quarterly financial information by CVM Ruling No. 469/08.

4.	Cash and cash equivalents

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Cash	48	100	129	158
“Overnight” investments	-	-	72,909	17,274
Bank checking accounts	39,104	6,655	83,638	8,650
Amounts pending foreign exchange closing	49,348	87,681	69,899	106,118
	88,500	94,436	226,575	132,200

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

4.	Cash and cash equivalents (Continued)

The balance of Overnight investments refers to financial investments in US dollars made with highly-rated banks, are remunerated according to the Federal Funds rate and may be promptly redeemed.

Amounts pending foreign exchange closing refer to receipts of funds in foreign currency from customers located abroad, whose foreign exchange closing with the applicable financial institutions had not occurred as of the balance sheet date.

5.	Marketable securities

At January 31, 2009, the balance of Marketable Securities in the amount of R$400,972 (R$224,780 at October 31, 2008) for the Company, and R$463,077 (R$1,144,108 at October 31, 2008), consolidated, correspond to investments in Bank Deposit Certificates – CDB, allowing immediate redemption, are made with highly-rated banks and accrue in average 103.1% of the Interbank Deposit Certificate - CDI.

6.	Inventories

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Finished goods:
Sugar	156,544	226,119	396,144	459,259
Ethanol	187,602	221,122	494,758	547,173
Harvest costs	123,544	109,831	311,230	288,680
Supplies and other	63,041	62,655	159,721	153,381
Fuels and lubricants:
Lubricants	-	-	103,436	-
Gas	-	-	59,912	-
Oil	-	-	77,714	-
Ethanol	-	-	34,167	-
Others	-	-	15,160	-
Provision for inventory realization and obsolescence	(4,015)	(4,015)	(8,591)	(8,591)
	526,716	615,712	1,643,651	1,439,902

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

7.	Related parties

	Assets
	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Usina da Barra S.A. Açúcar e Álcool	-	1,143,508	-	-
Cosan S.A. Bioenergia	-	12,199	-	-
Vertical UK LLP	3,220	5,738	3,510	26,543
Santa Bárbara S.A.	32,337	-	32,337	-
Cosanpar Participações	44,207	-	-	-
Others	2,848	8,013	-	1,889
	82,612	1,169,458	35,847	28,432

	Liabilities
	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Cosan Finance Limited	860,091	846,605	-	-
Cosan Limited	-	-	407,807	-
Others	12,834	11,636	-	-
	872,925	858,241	407,807	-
Current	(19,405)	(78,753)	(2,472)	-
Noncurrent	853,520	779,488	405,335	-

	Parent Company		Consolidated
	11/01/08 to 01/31/08	11/01/07 to 01/31/07	11/01/08 to 01/31/08	11/01/07 to 01/31/07
Transactions involving assets
Remittance of financial resources. net of receipts and credit assignments	(271,784)	259,314	(94,737)	80
Transfer from advances for future capital increase to investment	(1,098,788)	(118,434)	-	-
Sale of finished goods and services (1)	46,818	65,355	-	-
Sale of finished goods and services to related parties	36,539	-	69,815	-
Sale of interest on investment subsidiary to related party	32,337	-	32,337	-
Purchase of finished goods and services (1)	(32,732)	(45,973)	-	-
Financial income	200,764	2,345	-	-

Transactions involving liabilities
Proceeds received as financial resources. net of payments	(83,797)	(37,663)	(5,903)	(2,366)
Proceedings from Parent Company	-	-	413,158	-
Financial expenses	98,481	24,659	552	-

(1)	It consists of operations carried out between Cosan’s direct and indirect subsidiaries included in the consolidation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

7.	Related parties (Continued)

The purchase and sale transactions are carried out at prices and under conditions similar to those existing in the market.

Amounts receivable from Barra refer, basically, to advances for future deliveries of sugar. Such amounts accrue 100% of CDI interest. On January 31, 2009 the amount of R$1,396,202 was fully transferred to investments under non-current assets.

The balance receivable from the affiliate Vertical UK LLP, located in British Virgin Islands, refers to ethanol trading, whose its receivable maturity date is 30 days.

The balance receivable from Santa Bárbara Agrícola S.A., a company under the same equity control of Cosan’s, consists of the sale of real estate for R$32,337, to be received on February 27 and March 31, 2009.

The balance receivable from Cosanpar consists mainly of the payment of expenses incurred during the transition period for the acquisition of Essobrás, currently named Cosan CL, for future capital contributions, without any interest thereon.

The balance payable to Cosan Finance Limited refers to export prepayment loan agreements to be settled in 2014, 2015 and 2016, which are subject to the US dollar exchange variation and Libor annual interest rate, plus spread from 4.75% to 4.85% per year.

The payable to Cosan Limited consists of the repurchase of notes by Cosan CL., equivalent to US$175,000, to fall due in 2018. These notes consisted of Floating Rate Notes issued in 1999 managed by agent ExxonMobil Capital BV. Such balance bears variable interest equivalent to the Libor rate plus interest of 2.8% p.a., quarterly paid.

At January 31, 2009, the Company and its subsidiary Usina da Barra were lessees of 37,635 hectares of land (37,214 hectares in 2008) (not reviewed by the independent auditors) of related companies under the same control as Cosan. The amount paid by the Company and its subsidiary to the lessors in the nine-month period ended January 31, 2009 totaled R$17,893 (R$13,024 in 2008). These operations are carried out under conditions and prices similar to those prevailing in the market, calculated based on sugarcane tons per hectare, valued in accordance with the price established by CONSECANA.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

8.	Investments

	Parent Company
	Investee		Investor
	Equity	Profit (loss) of the period	Interest %		Investments		Earnings (losses) on equity investments
	01/31/09	05/01/08 to 01/31/09	01/31/09	10/31/08	01/31/09	10/31/08	11/01/08 to 01/31/09	05/01/08 to 01/31/09	08/01/07 to 01/31/08	05/01/07 to 01/31/08

Administração de Participações Aguassanta Ltda.	133,465	(17,639)	91.50	91.50	122,118	133,553	(4,805)	(16,140)	(2,765)	(19,211)
Usina da Barra S.A. Açúcar e Álcool (1)	1,328,977	(175,357)	89.91	89.91	2,591,018	1,306,570	(46,929)	(157,662)	(25,879)	(110,298)
Cosan Operadora Portuária S.A. (2)	-	-	-	90.00	-	65,040	(426)	1,571	(3,205)	(441)
TEAS - Terminal Exportador de Álcool de Santos S.A.	45,879	1,539	32.00	32.00	14,681	14,529	152	549	74	215
Cosan S.A. Bioenergia (2)	136,577	(3,998)	100.00	100.00	136,577	139,854	(3,277)	(3,998)	-	-
Cosan International Universal Corporation	13,254	4,791	100.00	100.00	13,254	11,917	205	4,791	1,192	1,192
Cosan Finance Limited	28,008	9,477	100.00	100.00	28,008	23,146	2,675	9,477	5,686	7,110
Radar Propriedades Agrícolas S.A.	733,491	(2,149)	18.92	18.92	138,769	55,493	1,080	(407)	-	-
Cosanpar Participações S.A.	1,684,183	(22,597)	99.99	99.99	1,684,183	854,793	(22,596)	(22,596)	-	-
Copsapar Participações S.A. (2)	195,537	4,739	90.00	-	175,983	-	4,265	4,265	-	-
Rezende Barbosa S.A. Administração e Participações (2)	-	-	-	-	-	100,000	-	-	-	-
Other	-	-	-	-	28,741	16,379	12,344	13,292	(1,968)	(6,072)
					4,933,332	2,721,274	(57,312)	(166,858)	(26,865)	(127,505)

(1)   It includes advances for future capital increase amounting R$1,396,202; and
(2)   Amounts capitalized in subsidiary Copsapar, formed on December 10, 2008.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

8.	Investments (Continued)

	Parent Company	Consolidated
Opening balances	2,721,274	184,706
Earnings (losses) on equity investments	(57,312)	13,551
Acquisition of investments	941,292	82,196
Advances for future capital increase	1,396,202	-
Reversal/realization of revaluation reserve	(71,455)	-
Currency translation adjustment and others	3,331	5
Closing balances	4,933,332	280,458

On November 7, 2008 the Company increased capital in Cosanpar Participações S.A. through remittance of financial funds for R$1,149,400, consisting of 1,149,400,000 registered common shares without par value.

On December 1, 2008 the Company completed Essobrás’s acquisition, currently named Cosan CL, and its affiliates hold assets of distribution and sale of fuels and production and sale of lubricants and specialties of ExxonMobil no Brasil, through payment of R$1,672,445 by the subsidiary Cosanpar to ExxonMobil International Holdings B.V. for 100% of the shares of companies owning Cosan CL. As a result of this operation, Cosanpar determined goodwill for R$1,488,168, whose economic base should be determined through a valuation report of the acquired company.

On December 10, 2008 the Company announced the formation of Copsapar. The initial capital contribution on such company reached R$190,797, R$171,718 of which was invested by Cosan, which started holding 90.00% of the equity capital of that subsidiary, together with the capital contribution from other shareholders worth R$19,079, representing 10.00% of its equity capital. Shares subscribed for and contributed by the Company were as follows: (i) assignment of 89,995 shares issued by Cosan Operadora Portuária S.A. for R$64,618; (ii) assignment of Company’s rights and obligations adjusted through a Private Agreement for Purchase and Sale of Shares and Other Provisions and Memorandum of Understanding, dated April 9, 2008, executed with Rezende Barbosa S.A. Administração e Participações, in the amount of R$100,000; and (iii) R$7,100 in financial funds to be contributed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

8.	Investments (Continued)

As announced in Note 1, on December 15, 2008, in a Special General Meeting, the shareholders of indirect subsidiary Ponte Alta approved the Company’s partial spin-off for R$206,833. Net assets were dropped down as follows:

Net assets
Nova Agrícola Ponte Alta S.A.	160,693
Terras da Ponte Alta S.A.	16,066
Águas da Ponte Alta S.A.	21,469
Vale da Ponte Alta S.A.	8,605
Total	206,833

On December 19, 2008 the Company increased capital in Radar by remitting financial funds for R$82,196, together with the contribution from other shareholders amounting to R$352,266, without any change in equity interest in the capital of that company. As a result of this operation, Radar’s capital amounted to R$735,640, comprising 18,026,602 registered common shares without par value.

On November 30, 2008 the indirect subsidiary Usina da Barra sold Radar equity interest in Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A. for R$251,891 and R$34,381, respectively, recording gains on these operations for R$109,513, recorded in P&L under Non-operating results.

On January 9, 2009 Barra sold its equity interest in Santa Cecília Agro-industrial S.A. for R$12,832, recording a loss on this operation for R$3,523, recorded in P&L for the period under Non-operating results.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

9.	Property, plant and equipment

		Parent Company
		01/31/09				10/31/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	59,183	86,299	-	145,482	181,271
Machinery, equipment and installations	10.84	397,794	-	(218,095)	179,699	171,012
Vehicles	21.78	54,079	-	(31,708)	22,371	14,311
Furniture, fixtures and computer equipment	18.44	62,777	-	(25,244)	37,533	39,164
Buildings and improvements	4.00	149,927	-	(26,572)	123,355	124,667
Construction in progress	-	63,612	-	-	63,612	54,467
Sugarcane planting costs	20.00	372,112	-	(159,324)	212,788	215,494
Parts and components to be periodically replaced	100.00	27,623	-	-	27,623	18,979
Advances for fixed asset purchases	-	5,040	-	-	5,040	2,472
Other	-	1,169	-	-	1,169	421
		1,193,316	86,299	(460,943)	818,672	822,258

		Consolidated
		01/31/09				10/31/08
	Average annual depreciation rates (%)	Cost	Revaluation	Accumulated depreciation/ amortization	Net	Net
Land and rural properties	-	193,569	191,892	-	385,461	586,919
Machinery, equipment and installations	11.76	1,736,673	167,988	(1,182,214)	722,447	450,692
Vehicles	18.13	186,345	10,539	(132,514)	64,370	34,072
Furniture, fixtures and computer equipment	16.39	169,430	587	(107,706)	62,311	47,954
Buildings and improvements	4.06	638,895	68,032	(238,945)	467,982	323,538
Construction in progress	-	747,039	-	-	747,039	695,763
Sugarcane planting costs	20.00	1,102,381	-	(489,840)	612,541	604,863
Parts and components to be periodically replaced	100.00	62,078	-	-	62,078	39,730
Advances for fixed asset purchases	-	238,104	-	-	238,104	207,571
Other	-	2,637	-	-	2,637	1,970
		5,077,151	439,038	(2,151,219)	3,364,970	2,993,072

The consolidated balance of construction in progress and advances for fixed asset purchases corresponds, substantially, to investments in co-generation capacity, upgrading and expansion of industrial plants, expanding warehousing capacity, and advances for machinery and equipment purchases by electric power co-generation plants.

On January 31, 2009, consolidated property, plant and equipment included the amount of R$240,959 (R$415,260 at October 31, 2008) corresponding to the net revaluation balance. As mentioned in Notes 8 and 15, the Company partially realized the balances of revalued assets in connection with its sale.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

9.	Property, plant and equipment (Continued)

The consolidated results for the quarter ended January 31, 2009 consist of R$9,118 (R$10,398 in 2008) in regard of depreciation of revalued assets.

10.	Intangible

Refers substantially to goodwill paid on expected profit. Balances at January 31, 2009 and October 31, 2008 are as follows:

		Parent Company
	Average annual	01/31/09			10/31/08
	amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(50,976)	12,744	15,930
Goodwill on the acquisition of Grupo Mundial	10	127,953	(38,386)	89,567	92,766
Goodwill on the payment of capital of Mundial	10	21,142	(5,990)	15,152	15,681
Goodwill on the acquisition of Corona (ABC 125 and ABC 126)	10	267,824	(80,348)	187,476	194,172
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(31,670)	83,495	86,373
		595,804	(207,370)	388,434	404,922

Consolidated
Average annual	01/31/09			10/31/08
amortization rates (%)	Cost	Accumulated amortization	Net	Net
Goodwill on the acquisition of JVM Participações S.A.	20	63,720	(50,976)	12,744	15,930
Goodwill on the acquisition of Usina da Barra	20	35,242	(33,509)	1,733	3,495
Goodwill on the constitution of FBA	10	22,992	(18,202)	4,790	5,365
Goodwill on the acquisition of Univalem S.A. Açúcar e Álcool	10	24,118	(18,698)	5,420	6,023
Goodwill on the acquisition of Grupo Destivale	10	69,918	(26,258)	43,660	45,408
Goodwill on the acquisition of Grupo Mundial	10	127,953	(38,386)	89,567	92,766
Goodwill on the payment of capital of Mundial	10	21,142	(5,990)	15,152	15,681
Goodwill on the acquisition of Corona	10	818,831	(242,168)	576,663	597,134
Goodwill on the acquisition of Usina Açucareira Bom Retiro S.A.	10	115,165	(31,670)	83,495	86,373
Goodwill on the acquisition of Usina Santa Luiza	10	55,787	(12,472)	43,315	48,270
Goodwill on the acquisition of Benálcool	10	167,300	(15,276)	152,024	156,191
Goodwill on the acquisition of Aliança (1)	-	1,860	-	1,860	1,860
Goodwill on the acquisition of Cosan CL (2) (3)		1,488,168	(24,803)	1,463,365	-
		3,012,196	(518,408)	2,493,788	1,074,496

(1)	Amortization of this goodwill will be recorded in the year end, due to its materiality.
(2)	The economic nature of goodwill will be established once the valuation report is completed and issued (see Note 8).
(3)	Expenses related to this acquisition in the amount of R$11,244 added to the goodwill, as mentioned in the Note 8, were fully amortized during the period.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

11.	Taxes and social contributions payable

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
ICMS – State VAT	4,351	81	11,237	8,116
IPI	77	112	25,104	738
INSS – Social Security	5,593	6,904	20,141	22,617
PIS – Social Integration Program	2,742	2,475	5,388	3,666
COFINS – Social Security Financing	12,411	11,178	21,267	16,671
Tax Recovery Program – REFIS	-	-	276,894	281,108
Special Tax Payment Program – PAES	52,277	54,287	72,674	75,710
Income and social contribution taxes payable	2,884	1,838	36,084	27,270
Other	11,515	12,527	30,378	19,878
	91,850	89,402	499,167	455,774
Current liabilities	(34,291)	(28,785)	(163,206)	(109,662)
Noncurrent liabilities	57,559	60,617	335,961	346,112

Noncurrent amounts will become due as follows:

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
13 to 24 months	16,040	15,773	42,321	40,471
25 to 36 months	15,368	15,295	40,663	39,019
37 to 48 months	15,306	15,056	40,532	38,565
49 to 60 months	5,926	9,379	28,559	31,398
61 to 72 months	997	987	21,852	20,168
73 to 84 months	997	987	21,852	20,168
85 to 96 months	997	987	21,852	20,168
Above 97 months	1,928	2,153	118,330	136,155
	57,559	60,617	335,961	346,112

Tax Recovery Program - REFIS

In 2000, several subsidiaries applied to pay their tax payables in installments based on the Tax Recovery Program - REFIS, approved by Law No. 9964, of April 10, 2000. Therefore, the companies voluntarily informed the Brazilian Internal Revenue Service - SRF and the National Institute of Social Security - INSS of their tax and social contribution obligations. Property, plant and equipment of the companies were offered as security in the debt consolidation process.

Under the REFIS, tax payments are made based on 1.2% of the taxpayer’s monthly gross revenue. The remaining balance is monetarily adjusted based on the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

Tax Recovery Program – REFIS (Continued)

The balances on January 31, 2009 and October 31, 2008 are as follows:

	Consolidated
	01/31/09	10/31/08
Original amount:
Principal	166,921	166,921
Penalty	50,714	50,714
Interest	81,358	81,358
Legal fees and charges	17,212	17,212
Offset of income and social contribution tax loss carryforward against the debt	(23,977)	(23,977)
	292,228	292,228
Charges based upon TJLP variation	122,406	119,958
Payments made	(137,740)	(131,078)
	276,894	281,108
Current liabilities	(20,116)	(18,464)
Noncurrent liabilities	256,778	262,644

Special Tax Payment Program - PAES

By using the benefit granted by the Special Tax Payment Program – PAES, under the terms of Law No. 10684 published on May 31, 2003, the Company and its subsidiaries discontinued litigation in certain judicial proceedings and pleaded the payment in installments of debts maturing up to February 28, 2003 to the SRF, the FNDE (National Fund for Economic Development) and the INSS. Installments are adjusted monthly based upon the TJLP variation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

11.	Taxes and social contributions payable (Continued)

Special Tax Payment Program – PAES (Continued)

To date, the tax authorities have not yet officially confirmed the amount of total consolidated debts. According to the Company and its subsidiaries, the consolidated debts on January 31, 2009 and October 31, 2008 are as follows:

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Tax debts including restatement up to the date of adherence to the program:
SRF/FNDE taxes	62,093	62,093	83,914	83,914
INSS contributions	13,216	13,216	24,709	24,709
Amortization	(49,522)	(46,932)	(73,784)	(69,940)
Monetary restatement	26,490	25,910	37,835	37,027
	52,277	54,287	72,674	75,710
Current installments	(10,394)	(10,283)	(15,433)	(15,267)
Noncurrent installments	41,883	44,004	57,241	60,443

Installments have been paid based on 1.5% of the Company’s revenues, considering a minimum of 120 and a maximum of 180 installments.

General considerations

The Company and its subsidiaries must comply with several conditions to continue benefiting from the installment payment programs mentioned above, particularly with the regular payment of the installments as required by law and of the taxes becoming due.

Under the self-assessment tax system adopted in Brazil, income tax returns filed may be audited by tax authorities for a period of five years from their filling.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

11.	Income and social contribution taxes

a)	Reconciliation of income and social contribution tax expenses:

	Parent Company				Consolidated
	11/01/08 to 01/31/08	05/01/08 to 01/31/08	11/01/07 to 01/31/07	05/01/07 to 01/31/07	11/01/08 to 01/31/08	05/01/08 to 01/31/08	11/01/07 to 01/31/07	05/01/07 to 01/31/07
Income (loss) before income and social contribution taxes	66,621	(543,134)	(88,728)	11,643	58,450	(609,565)	(105,500)	(56,535)
Income and Social Contribution taxes at nominal rate (34%)	(22,651)	184,666	30,168	(3,958)	(19,873)	207,252	35,870	19,222
Adjustments to calculate effective rate:
Earnings (losses) on equity investments	(19,486)	(56,732)	(9,134)	(43,352)	4,607	4,576	25	73
Non-deductible currency translation adjustment	1,128	3,619	-	-	-	-	-	-
Non-deductible goodwill amortization	(569)	(1,707)	(838)	(2,514)	(1,415)	(4,245)	(838)	(2,514)
Non-deductible donations and contributions	(149)	(1,744)	(544)	(1,374)	(293)	(2,576)	(1,203)	(2,748)
Taxable profit determined on subsidiaries abroad	(11,545)	(11,545)	-	-	(11,545)	(11,545)	-	-
Realization of revaluation reserve	(7,429)	(7,249)	-	-	(27,203)	(27,203)	-	-
Inventories adjustments	(15)	409	-	-	(12)	777	-	-
Other	(697)	(189)	(2,319)	(2,950)	2,449	7,994	(374)	(1,930)
Total current and deferred taxes	(61,413)	109,528	17,333	(54,148)	(53,285)	175,030	33,480	12,103
Effective rate	92.18%	-	-	465.07%	91.16%	-	-	-

b)	Deferred income and social contribution tax assets:

	Parent Company
	01/31/09				10/31/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	140,170	35,043	12,615	47,658	51,904
Income tax losses	399,742	99,936	-	99,936	141,231
Social contribution tax losses	399,844	-	35,986	35,986	50,853
Deferred taxes - noncurrent assets		134,979	48,601	183,580	243,988

	Consolidated
	01/31/09				10/31/08
	Base	IRPJ 25%	CSSL 9%	Total	Total
Provision for judicial demands and other temporary differences	1,177,559	294,390	105,980	400,370	277,995
Income tax losses	776,037	194,009	-	194,009	213,116
Social contribution tax losses	784,984	-	70,649	70,649	76,730
Deferred taxes – noncurrent assets		488,399	176,629	665,028	567,841

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

12.	Income and social contribution taxes (Continued)

b)	Deferred income and social contribution tax assets: (Continued)

Deferred income and social contribution tax loss must be realized within 10 years, according to the Company’s and its subsidiaries’ expected profitability shown in financial projections prepared annually by management on the financial statements at April 30, 2008, which were examined by the Company’s supervisory board and submitted to the Board of Directors in the Annual General Shareholders Meeting.

Recovery of such tax credits is estimated to occur in the following years:

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
2011	-	-	59,272	13,158
2012	6,650	6,650	50,443	34,645
From 2013 to 2015	132,276	132,320	343,015	289,209
From 2016 to 2018	44,654	105,018	212,298	230,829
	183,580	243,988	665,028	567,841

The estimates for recovery of tax credits relied on projections for taxable profits in light of various financial and business assumptions on the date the balance sheets are prepared, whose are reviewed annually.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

13.	Loans and financing

	Financial charges		Parent Company		Consolidated			Guarantees (2)
Purpose	Index	Average annual interest rate	01/31/09	10/31/08	01/31/09	10/31/08	Final maturity	01/31/09	10/31/08
Senior Notes Due 2009	Dollar (US)	9.0%	85,071	75,745	85,071	75,745	November/2009	-	-

Senior Notes Due 2017	Dollar (US)	7.0%	-	-	926,480	860,763	February/2017	-	-

Commercial Promissory Notes	DI – Interfinancial Deposits	3.0%	1,135,714	-	1,135,714	-	November/09	Chattel mortgage	-

Perpetual Notes ACC BNDES (3)	Dollar (US) Dollar (US) TJLP	8.25% 6.25% 2.61%	1,062,764 141,889 -	970,583 127,555 -	1,062,764 176,632 222,642	970,583 127,555 191,660	- August/2009 Janeiro/2022	- - Credit rights from contracts of energy trading	- - Credit rights from contracts of energy trading
Resolution 247 (1)	IGP-M Corn price variation	3.95% 12.5%	97,729 128	97,928 137	582,133 128	589,931 137	December/2020 October/2025	National Treasury Securities and land mortagage	National Treasury Securities and land mortagage
		-
Others	Several		129,342	131,183	197,638	164,623	Several	Mortagage. inventories and chattel mortagage on financial assets	Mortagage. inventories and chattel mortagage on financial assets

			2,652,637	1,403,131	4,389,202	2,980,997
Current			(1,411,242)	(266,998)	(1,484,709)	(301,650)
Non current			1,241,395	1,136,133	2,904,493	2,679,347
(1)	Financial charges at January 31, 2009, except when otherwise indicated;
(2)	All loans and financing are guaranteed by promissory notes and surety of the Company, subsidiaries and shareholder’s, in addition to the securities described above.
(3)	Refers to proceedings received by Cosan S.A. Bioenergia to be used on co-generation energy project.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Noncurrent loans have the following scheduled maturities:

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
13 to 24 months	22,246	18,575	49,567	36,460
25 to 36 months	21,831	18,276	49,256	40,547
37 to 48 months	56,573	9,463	83,128	31,218
49 to 60 months	1,689	41,028	25,875	60,438
61 to 72 months	8	8	21,402	18,713
73 to 84 months	8	8	19,143	17,183
85 to 96 months	8	8	18,691	16,091
Thereafter	1,139,032	1,048,767	2,637,431	2,458,697
	1,241,395	1,136,133	2,904,493	2,679,347

Resolution No. 2471

From 1998 to 2000, the Company and its subsidiaries renegotiated their debt related to agricultural funding with several financial institutions, thereby reducing their financial cost to annual interest rates below 10% and guaranteeing the amortization of the updated principal amount with the assignment and transfer of CTNs - Restricted Brazilian Treasury Bills redeemable on the debt maturity dates, using the tax incentive introduced by Resolution No. 2471, issued by the Central Bank of Brazil on February 26, 1998. On January 31, 2009, these certificates, classified as noncurrent assets, amounted to R$26,989 (R$26,283 at October 31. 2008), at the Company and R$175,511 (R$170,879 at October 31, 2008) at consolidated. Payments pursuant to such certificates are calculated based on the IGP-M variation plus annual interest of 12%. Upon payment of the debt, the redemption value should be similar to the amount of the renegotiated debt. Interest referring to these financings is paid annually and principal is to be entirely settled in 2020 at the Company, and 2025 at consolidated.

Senior Notes due in 2017

On January 26, 2007, the wholly-owned subsidiary Cosan Finance Limited issued Senior Notes in the international capital markets under Rule 144A and Regulation S of the U.S. Securities Act of 1933, in the amount of US$400 million. These Senior Notes bear interest at a rate of 7% per annum, payable semi-annually in February and August of each year.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Perpetual Notes

On January, 24 and February 10, 2006, the Company issued perpetual notes in the international market in accordance with Regulations S and Rule 144A, in the amount of US$450 million for qualified institutional investors. Perpetual notes are listed in the Luxemburg Stock Exchange - EURO MTF and bear interest of 8.25% per year, payable quarterly on the 15th of May, August, November and February of each year, beginning May 15, 2006. These notes may, at the discretion of the Company, be redeemed as from February 15, 2011 on any interest payment date, for their face value. Perpetual notes are secured by the Company and Usina da Barra.

Commercial Promissory Notes

On November 17, 2008 the Company issued 44 nominal promissory notes of a single series at the price of R$25,000 each, whose offering reached R$1,100,000. The nominal amount of promissory notes will not be updated. The promissory notes are subject to conventional interest consisting of the accumulated change in average daily rates of Interfinancial Deposits (DI), extra group overnight interbank deposit rate daily calculated and capitalized at a surcharge of 3% p.a., payable in a sole installment on November 12, 2009, together with the principal amount of promissory notes. The promissory notes are secured by: (i) aval guarantee of Mr. Rubens Ometto Silveira Mello; and (ii) chattel mortgage of shares of Cosan CL (current name of Essobrás).

Restrictive covenants in the loan and financing agreements

The Company and its subsidiaries are subject to certain restrictive covenants contained in loan and financing agreements, the most significant being: (i) limitation of transactions with shareholders and affiliates; (ii) limitation in payment of dividends and other payment restrictions which affect subsidiaries; and (iii) limitation of concession of warranty on assets.

Also, the Company and its subsidiaries are subject to certain restrictive covenants concerning financial indexes, determined during 2005, the most significant being as follows: (i) limitation of indebtedness by complying with the net debt ratio/EBITDA lower than 3.5 to 1; and (ii) limitation of indebtedness by complying with current assets/current liabilities ratio equal or greater than 1.3.

In connection with the various capital reorganizations occurred after the definition of such clauses, Company management has been revising and negotiating the change of such ratios with the financial institutions.

All restrictive covenants have been fully met by the Company and its subsidiaries.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

13.	Loans and financing (Continued)

Expenses with issue of Notes

Expenses incurred with the issuance of Senior (2009 and 2017) and Perpetual Notes are recorded as other assets, in current and noncurrent assets, respectively, and amortized up to the respective maturity date of the notes. Specifically for Perpetual Notes, amortization is calculated through their redemption date, namely February 15, 2011, at the Company’s option.

14.	Provision for judicial demands

	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Tax	223,090	212,414	1,266,651	818,951
Civil and labor	9,149	8,943	204,001	102,284
	232,239	221,357	1,470,652	921,235
Judicial deposits	(12,896)	(12,546)	(356,591)	(48,122)
	219,343	208,811	1,114,061	873,113

The Company and its subsidiaries are party to various ongoing labor claims, civil and tax proceedings arising from the normal course of their business. Respective provisions for judicial demands were recorded considering those cases in which the likelihood of loss has been rated as probable based on the opinion of legal advisors. Management believes resolution of these disputes will have no effect significantly different than the estimated amounts accrued.

The main tax judicial demands at January 31, 2009 have not presented significant changes in comparison with October 31, 2008 and are as follows:

	Parent Company		Consolidated
Description	01/31/09	10/31/08	01/31/09	10/31/08
Credit premium – IPI	145,363	142,685	266,190	260,971
PIS and Cofins	17,188	18,614	143,329	142,762
IPI credits (NT)	-	-	91,490	89,621
Contribution to IAA	-	-	84,395	81,096
IPI – Federal VAT	9,463	9,341	54,240	53,443
ICMS credits	17,298	14,705	47,722	46,482
Income tax and social contribution	5,344	5,379	43,096	42,558
IPC-89 (i)	-	-	158,669	-
PIS and Cofins (i)	-	-	130,739	-
Finsocial (i)	-	-	116,435	-
Other	28,434	21,690	130,346	102,018
	223,090	212,414	1,266,651	818,951

(i)   Judicial demands from Essobras.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

As regards tax, labor and civil claims whose likelihood of unfavorable outcome is rated as possible, the main balances as of January 31, 2009 and October 31, 2008 are as follows:

	Parent Company		Consolidated
Description	01/31/09	10/31/08	01/31/09	10/31/08
Withholding income tax	160,320	158,373	160,320	158,373
IPI Premium Credit (RP 67/98)	-	-	156,357	154,364
ICMS – State VAT	7,909	7,758	94,088	94,833
IAA – Sugar and Ethanol Institute	-	-	72,905	72,421
IPI – Federal VAT	15,407	15,178	77,298	76,192
INSS	11	11	14,889	14,624
Civil and labor	38,666	38,047	191,782	73,623
PIS/Cofins	10,586	10,216	151,955	32,903
Others	30,419	34,699	74,049	77,167
	263,318	264,282	993,643	754,500

Contingent credits

i)	IPI Premium Credit - BEFIEX

The subsidiary Usina da Barra has been challenging in court tax credits previously unused of approximately R$305,435 (R$301,574 at October 31, 2008), related to IPI premium credit (Decree Law No. 491. dated March 5. 1969), levied on exports made under the Special Export Program – BEFIEX, calculated for the period from May 1992 to December 2006. The subsidiary’s legal advisors believe that there are good chances of a favorable outcome in this case. These credits were neither recorded by the Company nor used to offset against other tax liabilities.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

14.	Provision for judicial demands (Continued)

ii)	Accounts receivable from Federal Government

The subsidiary Usina da Barra has several indemnification suits filed against the Federal Government. Since, at the time the sector was under the Government’s control, the product prices were mandatorily established at levels that did not conform to the reality of the sector.

The indemnification suits are still being challenged in court and, as such, were not recorded in the subsidiary’s financial statements as of April 30, 2007. However, on February 28, 2007, the subsidiary recognized a gain in the statement of operations for the period, in the amount of R$318.358, corresponding to one of the above-mentioned suits, for which a final and unappealable decision was rendered in favor of subsidiary. Since the recorded amount is substantially composed of interest and monetary restatement, it was recognized under Financial income (expenses), net, against the Accounts receivable from Federal Government, under noncurrent assets. The Company is expecting a final decision regarding the form of payment, which should take place by means of securities issued in connection with public debts, to be received in 10 years, after the final decision is handed down for the enforcement proceeding. The Company, based on the opinion of its legal advisors, estimates that the discussion on the enforcement proceeding will be concluded in three years. The amounts are likely to be monetarily restated by the inflation rate IPCA-E.

The lawyers’ fees referring to this suit was recognized in General and administrative expenses, in the amount of R$38.203, against the account Other liabilities, under noncurrent liabilities.

At January 31, 2009, these amounts totaled R$342,201 and R$41,064, corresponding to related suit and lawyers’ fees, respectively.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

15.	Shareholders’ equity

Capital

On September 19, 2008, the Board of Directors’ meeting approved capital increase by R$880,000, through issue of 55,000,000 book entry common registered shares with no nominal value, for private subscription, at issue price of R$16.00 each. On said date, the Company’s capital started to be divided into 327,548,032 book entry common registered shares with no nominal value, in the total amount of R$3,815,268.

On October 22, 2008, the term for exercising the share subscription right that had been approved by the Board of Directors’ meeting of September 19, 2008 terminated. The controlling company Cosan Limited subscribed and paid 54,993,482 common shares in the amount of R$879,896, together with the share subscription and payment by minority shareholders of 6,518 common shares totaling R$104.

As of January 31, 2009 and October 31, 2008, the Company’s capital is represented by 327,548,032 registered common shares, with no par value.

Treasury shares

On January 31, 2009, the Company held in treasury 343,139 book entry common registered shares with no par value, whose market value per share, as of that date, amounted to R$10.50 (R$11.10 on October 31, 2008).

Revaluation reserve

On November 20, 2008 the indirect subsidiary Agrícola Ponte Alta S.A. reversed the revaluation of its land for R$71,998, which resulted in a corresponding effect in the Company amounting to R$37,769.

Also, on December 2, 2008, through a Private Purchase and Sale Agreement and Other Provisions, sold the company Santa Bárbara Agrícola S.A., under the same equity control of Cosan’s, some revalued furniture, generating realization in the amount of R$21,851 in this operation.

As mentioned in Note 8, on December 30, 2008 the subsidiary Barra sold Radar the companies Nova Agrícola Ponte Alta S.A. and Terras da Ponte Alta S.A., which were formed in connection with the partial spin-off of Agrícola Ponte Alta S.A. on December 15, 2008. These companies recorded revalued assets which remained recorded in Barra. In connection with such sale, Barra realized a portion of the revaluation of these assets, generating a corresponding effect on the Company for R$40,927.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

16.	Management fees

Management compensation is made solely through the payment of management fees, which are separately disclosed in the statements of operations.

17.	Financial income (expenses), net

	Parent Company				Consolidated
	10/01/08 to 01/31/08	05/01/08 to 01/31/08	10/01/07 to 01/31/07	05/01/07 to 01/31/07	10/01/08 to 01/31/08	05/01/08 to 01/31/08	10/01/07 to 01/31/07	05/01/07 to 01/31/07
Financial expenses
Interest (1)	(101,031)	(208,888)	(56,855)	(181,693)	(142,043)	(287,346)	(97,853)	(243,354)
Monetary variation losses	171	(5,584)	(3,066)	(6,349)	804	(33,900)	(18,793)	(38,857)
Exchange variation losses	(201,934)	(612,233)	(15,100)	278,139	(204,872)	(620,341)	(15,909)	282,320
Results from derivatives (3)	(127,064)	(230,166)	(7,344)	(15,681)	(129,205)	(234,042)	22,816	(15,681)
CPMF (tax on financial transactions	-	-	(6,825)	(14,849)	-	-	(8,023)	(19,704)
Premium on payment of Senior Notes 2009	-	-	(1,193)	(31,353)	-	-	(1,193)	(31,353)
Others	(383)	(612)	(141)	(421)	(899)	(1,851)	(392)	(1,265)
	(430,241)	(1,057,483)	(90,524)	27,793	(476,215)	(1,177,480)	(119,347)	(67,894)
Financial income
Interest (1)	(7,591)	47,045	5,575	17,867	17,977	40,251	9,594	27,828
Exchange variation gains	(54)	1,431	756	1,534	(348)	9,291	11,778	28,330
Monetary variation gains (2)	227,938	228,054	1,127	(22,524)	25,834	41,476	1,712	(21,974)
Results from derivatives (3)	254,164	407,191	70,339	259,474	254,164	407,191	70,339	259,474
Earnings from marketable securities	7,841	40,469	13,198	48,073	19,357	55,017	13,701	57,785
Others	13	98	133	297	48	227	358	(258)
	482,311	724,288	91,128	304,721	317,032	553,453	107,482	351,185
	52,070	(333,195)	604	332,514	(159,183)	(624,027)	(11,865)	283,291

(1)  Includes results from currency and interest rate swap contracts for the charges;
(2)  Includes foreign exchange gains (losses) on liabilities denominated in foreign currency; and.
(3)  Includes results from transactions in futures, options swaps and NDF.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments

a)	Risk management

The Company and its subsidiaries are exposed to market risks, the main being: (i) sugar price volatility, and (ii) foreign exchange rate. In order to manage these market risks, the Company uses policies and procedures approved by the Board of Directors through its Risk Committee. Such documents establish limits, ongoing monitoring of exposures, counterparties and financial instruments approved for trading. Risk and financial instrument management activities are carried out through definition of strategies, establishment of control systems and determination of limits of exposure to foreign exchange rate, interest rate and prices. Financial instruments are contracted exclusively in positions opposite to the Company’s natural exposure arising from its sugar and ethanol sales. The Company does not recognize in the balance sheet the fair value of derivative financial instruments.

On January 31, 2009 and October 31, 2008, assets and liabilities balances related to derivative financial instruments transactions are as follows:

	Current assets
	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Margin deposits	11,883	198	11,883	198
Unrealized losses (non allocated)	6,053	8,560	6,053	8,560
	17,936	8,758	17,936	8,758

	Current liabilities
	Parent Company		Consolidated
	01/31/09	10/31/08	01/31/09	10/31/08
Credit lines in using	4,150	82,580	4,150	82,580
Option premium	14,006	12,791	14,006	12,791
Unrealized gains (non allocated)	31,319	9,935	31,319	9,935
	49,475	105,306	49,475	105,306

Margin deposits refer to cash equivalent available on the brokers in charge to trade with derivatives instruments.

The credit lines used correspond to credit limit granted by the brokers with which the derivative operations are carried out (drawee) as of balance sheet date, in order to fund daily adjustment of outstanding positions.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

a)	Risk management (Continued)

The unearned result refers to: i) in assets – losses not allocated to the statement of operations for the period; and ii) in liabilities – gains not allocated to the statement of operations; both from operations with derivatives used for price hedging purposes, already settled with commodities exchanges, but for which physical shipment of hedged sugar volume has not yet taken place.

Option premiums refer to historic cost of options purchased (in assets) or sold (in liabilities) held in the portfolio on the balance sheet date.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

a)	Risk management (Continued)

Breakdown of derivative financial instruments, by hedged risk nature, at January 31, 2009 and October 31, 2008 is as follows:

Company and Consolidated
				Notional		Fair value
	Purpose	Market	Maturity ranges	01/31/09	10/31/08	01/31/09	10/31/08	Receipts (pay- ments) *	Result *
Price risk
Commodity derivatives
Futures contracts:
Sale agreements	Hedged sugar price	NYBOT and LIFFE	09/30/08 to 09/30/09	454,321	720,867	6,661	84,934	-	-
Purchase agreements	Improved average price	NYBOT	02/28/09	6,864	-	235	-	-	-
Options:
Sold	Improved average price	NYBOT	06/30/09 to 09/30/09	149,085	136,154	(8,244)	(7,431)	-	-
						(1,348)	77,503	-	-
Foreign exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale agreements	Hedged cash flows of exports	BM&FBovespa	02/28/09	232,797	-	(1,403)	-	-	-
Forward contracts:
Sale agreements	Hedged cash flows of exports	OTC registered with CETIP	02/28/09 to 01/31/10	951,071	1,341,772	(174,881)	(196,467)	-	-
Purchase agreements	Improved average price	OTC registered with CETIP	02/28/09 to 05/31/09	87,501	898,804	1,898	98,593	-	-
Swap contracts	Hedged cost of the Senior	OTC registered with CETIP	05/02/05 to 11/03/09	570,700	570,700
Portion receivable	Notes transaction in 2009					41,080	56,343	19,036	10,160
Portion payable						(49,355)	(89,541)	(29,088)	(14,692)
						(182,661)	(131,072)	(10,052)	(4,532)
						(184,009)	(53,569)	(10,052)	(4,532)

(*) Amounts of receipts, payments and results for the quarter ended January 31, 2009 relating only to derivatives outstanding.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

a)	Risk management (Continued)

Counterparties – The Company operates goods derivatives in futures and options markets on the New York Board of Trade (NYBOT) and LIFFE. The Company operates exchange rate derivatives on BM&FBovespa and OTC contracts registered with CETIP with Unibanco - União de Bancos Brasileiros S.A, Banco Bradesco S.A., Banco Itaú BBA S.A., Banco UBS Pactual S.A. and Banco Morgan Stanley Witter S.A.

Margins of guarantee – The Company’s derivative operations on boards of trade (NYBOT, LIFFE and BM&FBovespa) require initial margin of guarantee. Brokers with which the Company operates on such BOTs offer credit limits for these margins. On January 31, 2009 total credit limit taken for initial margin is R$41,777 (R$54,099 at October 31, 2008). To operate on BM&FBovespa, the Company had on January 31, 2009 R$37,224 in Bank Deposit Certificates (CDB) given in guarantee. The Company’s OTC derivative operations do not require margin of guarantee.

The results of the operations involving derivative financial instruments settled during the period and run through the P&L statement for the period ended January 31, 2009 and 2008 were as follows:

	Company				Consolidated
	11/01/08 to 01/31/09	05/01/08 to 01/31/09	11/01/07 to 01/31/08	05/01/07 to 01/31/08	11/01/08 to 01/31/09	05/01/08 to 01/31/09	11/01/07 to 01/31/08	05/01/07 to 01/31/08

Goods derivatives:
Futures contracts	33,632	44,402	9,569	102,044	33,632	44,402	9,569	102,044
Options	(1,215)	(5,102)	112	10,861	(1,215)	(5,102)	112	10,861
Brokerage and commissions	(272)	(1,319)	(255)	(811)	(272)	(1,319)	(255)	(811)
Exchange variation	(5,872)	13,652	(1,118)	(2,821)	(5,872)	13,652	(1,118)	(2,821)
Exchange rate derivatives:
Futures contracts	6,317	6,317	-	-	6,317	6,317	-	-
Forward contracts	94,543	115,493	54,687	134,520	92,402	111,617	54,687	134,520
Options	-	3,615	-	-	-	3,615	-	-
Brokerage and commissions	(29)	(29)	-	-	(29)	(29)	-	-
Others	(4)	(4)	-	-	(4)	(4)	30,160	-
	127,100	177,025	62,995	243,793	124,959	173,149	93,155	243,793
Exchange and interest rate derivatives:
Swap contract (1)	(4,281)	(14,149)	(3,487)	(14,054)	(4,281)	(14,149)	(3,487)	(14,054)
Net effect of derivatives	122,819	162,876	59,508	229,739	120,678	159,000	89,668	229,739

Effect of derivatives on heading Financial, Net:
Financial income	254,164	407,191	70,339	259,474	254,164	407,191	70,339	259,474
Financial expenses	(127,064)	(230,166)	(7,344)	(15,681)	(129,205)	(234,042)	22,816	(15,681)
	127,100	177,025	62,995	243,793	124,959	173,149	93,155	243,793

(1)   Exchange rate swap result is recorded in financial expenses. in Financial income (expenses), net account.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

b)	Price risk

The Company has derivatives with the objective of mitigating its exposure to sugar price oscillation in the international market. Derivative operations allow ensuring minimum average profit for future production. The Company actively manages the contracted positions. also the result of these activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions.

At January 31, 2009, the Company had 666,500 sugar tons (1,130,371 tons at October 31, 2008), hedged by futures contracts traded on NYBOT and LIFFE, with a positive adjustment to market value estimated at R$6,896 (R$84,934 at October 31, 2008), not recorded. As of the same date, the Company had 192,290 sugar tons (192,290 tons at October 31, 2008), linked to purchase options sold, with a positive adjustment to market value estimated at R$5,761 (positive adjustment of R$5,360 at October 31, 2008), not recorded. The fair value of these derivatives was measured based on observable factors, such as price quotations in active markets.

	Price Risk: Goods Derivatives Outstanding at January 31, 2009
					Expiry
Derivatives	Market	Contract		Screendate			Strike (¢US$/lb)	Number of Contracts	Average Price	Fair Price	Notional	Notional	Fair Value
								Lotes	(US$/ton)	(US$/ton)	(tons)	(R$'000)	(R$'000)

Futures contracts – sale commitments	NYBOT	#	11	Oct/08	30/Sep	/08	-	1.508	273,74	250,67	76.611	48.574	4.095
Futures contracts – sale commitments	NYBOT	#	11	Mar/09	28/Feb	/09	-	2.679	280,84	279,33	136.102	88.530	477
Future commitments – sale commitments	NYBOT	#	11	May/09	30/Apr	/09	-	5.619	276,35		286,60	182.716	(6.780)
Future commitments – sale commitments	NYBOT	#	11	Jul/09	30/Jun	/09	-	644	298,20	289,69	32.717	22.597	645
Future commitments – sale commitments	NYBOT	#	11	Oct/09	30/Sep	/09	-	2.590	331,25	297,62	131.580	100.953	10.249
Future commitments – sale commitments	LIFFE	#	05	Mar/09	28/Feb	/09	-	300	315,21	373,50	15.000	10.951	(2.025)
											677.473	454.321	6.661
Future commitments – purchase commitments	NYBOT	#	11	Mar/09	28/Feb	/09	-	(216)	270,07	279,33	(10.973)	(6.864)	235
Futures subtotal											666.500	447.457	6.896
Options contracts – written calls	NYBOT	#	11	Jul/09	30/Jun	/09	13,00	475	33,21	27,78	24.132	16.019	(1.553)
Options contracts – written calls	NYBOT	#	11	Jul/09	30/Jun	/09	14,00	500	29,92	19,62	25.402	18.159	(1.154)
Options contracts – written calls	NYBOT	#	11	Jul/09	30/Jun	/09	17,00	1.835	29,45	7,28	93.224	80.924	(1.571)
Options contracts – written calls	NYBOT	#	11	Oct/09	30/Sep	/09	13,00	550	36,26	38,80	27.942	18.548	(2.511)
Options contracts – written calls	NYBOT	#	11	Oct/09	30/Sep	/09	14,00	425	33,67	29,10	21.590	15.435	(1.455)
Options subtotal											192.290	149.085	(8.244)
Total goods											858.790	596.542	(1.348)

The Company estimates that is annual production of sugar, its current installed capacity, is 3,600,000 tons. As a consequence, the Company estimates to have, at January 31, 2009, 2.22 months of its future production at prices hedged by derivative financial instruments. Also at that date, the Company estimates to have 0.64 months of its future production committed to put options contracts.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

The Company has derivatives in order to mitigate its exposure to the effect of foreign exchange rate fluctuations on its revenue from exports. The exchange rate derivatives together with the commodity price derivatives allow ensuring minimum average profit from future production. The Company actively manages contracted positions, and the result of such activities is monitored daily. through effective mark-to-market controls and price impact simulations in order to allow adjusting targets and strategies due to changes in market conditions. The fair value of these derivatives was measured based on estimates that use discounted cash flows based on market curves.

At January 31, 2009, the Company had US$539,419 thousand (US$694,583 thousand at October 31, 2008) hedged by future and forward contracts sold traded in BM&F Bovespa and OTC, with a negative adjustment to market value estimated at R$174,386 (negative adjustment of R$196,467 at October 31, 2008), not recorded.

	Exchange Rate Risk: Exchange Derivatives Outstanding at January 31, 2009
Derivatives	Market	Contract	Expiry Screen Date	Strike (¢US$/lb)	Number of Contract	Average Price	Fair Value	Notional	Notional	Fair Value
					Lots	(R$/US$)	(R$/US$)	(US$'000)	(R$'000)	(R$'000)
Futures contracts – sale commitments	BMF	US dollar	Mar/09 28/Feb/09	-	2.000	2,31	2,33	100.000	232.797	(1.403)
Forward contracts – sale commitments	Balcão	-	Mar/09 28/Feb/09	-	-	1,91	2,33	73.889	141.061	(30.596)
Forward contracts – sale commitments	Balcão	-	Abr/09 31/Mar/09	-	-	1,91	2,35	201.736	386.197	(85.916)
Forward contracts – sale commitments	Balcão	-	May/09 30/Apr/09	-	-	2,15	2,37	51.174	110.005	(10.778)
Forward contracts – sale commitments	Balcão	-	Jun/09 31/May/09	-	-	2,34	2,38	15.600	36.550	(600)
Forward contracts – sale commitments	Balcão	-	Jul/09 30/Jun/09	-	-	1,93	2,40	35.000	67.531	(15.572)
Forward contracts – sale commitments	Balcão	-	Aug/09 31/Jul/09	-	-	2,24	2,41	19.000	42.585	(3.084)
Forward contracts – sale commitments	Balcão	-	Sep/09 31/Aug/09	-	-	2,08	2,43	42.000	87.166	(13.834)
Forward contracts – sale commitments	Balcão	-	Oct/09 30/Sep/09	-	-	2,04	2,44	13.000	26.532	(4.794)
Forward contracts – sale commitments	Balcão	-	Nov/09 31/Oct/09	-	-	2,05	2,45	8.000	16.400	(2.962)
Forward contracts – sale commitments	Balcão	-	Dec/09 30/Nov/09	-	-	2,06	2,46	9.000	18.525	(3.332)
Forward contracts – sale commitments	Balcão	-	Jan/10 31/Dec/09	-	-	2,06	2,47	8.000	16.514	(2.978)
Forward contracts – sale commitments	Balcão	-	Feb/10 31/Jan/10	-	-	2,01	2,49	1.000	2.006	(434)
								477.399	951.071	(174.881)
Forward contracts – purchase commitments	Balcão	-	Mar/09 28/Feb/09	-	-	2,01	2,33	(10.260)	(20.601)	3.243
Forward contracts – purchase commitments	Balcão	-	Apr/09 31/Mar/09	-	-	2,39	2,35	(9.720)	(23.232)	(401)
Forward contracts – purchase commitments	Balcão	-	May/09 30/Apr/09	-	-	2,43	2,37	(11.700)	(28.395)	(693)
Forward contracts – purchase commitments	Balcão	-	Jun/09 31/May/09	-	-	2,42	2,38	(6.300)	(15.273)	(252)
								(37.980)	(87.501)	1.898
Forward subtotal								439.419	863.569	(172.983)
Exchange rate total								539.419	1.096.366	(174.386)

The Company estimates that its annual revenues from export, in light of its current installed capacity and expected prices of sugar and ethanol, according to its internal budget, is US$1,200,000 thousand. As a consequence, the Company estimates to have, at January 31, 2009, 5.39 months of its billings from future exports at exchange rate hedged by derivative financial instruments.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

c)	Foreign exchange risk (Continued)

Finally, the Company is a party to a currency and interest rate swap contract originally established for the interest flow of issuance of Senior Notes 2009 (Note 13), in the original amount of US$200,000 thousand, R$570,700 on the date the contract is executed. Under swap, the Company took an asset position of 9% p.a. on US$200,000 thousand, and a liability position of 81% of the change in CDI on R$570,700. The market value of this swap at January 31, 2009 is negative by R$8,275 (negative by R$33,198 at October 31, 2008), not accounted for. The curve value of this swap at January 31, 2009, accounted for under loans and financing (Note 13) is R$4,139 (R$9,910 at October 31, 2008).

The Company does not use derivative financial instruments to hedge foreign exchange exposure from balance sheet. At January 31, 2009 and October 31, 2008, the Company and its subsidiaries presented the following net balance sheet exposure to US dollar:

	Consolidated
	01/31/09		10/31/08
	$R	US$ (in thousands)	$R	US$ (in thousands)
Amounts pending foreign exchange closing	69,899	30,178	106,118	50,167
Overnight	72,909	31,478	17,274	8,166
Derivative financial instruments – assets (i)	11,883	5,130	198	94
Notes receivable from foreign customers	73,090	31,556	133,196	62,968
Related parties	(404,297)	(174,552)	26,543	12,548
Loans in foreign currency	(289,098)	(124,816)	(243,600)	(115,161)
Advances from customers	-	-	(19,305)	(9,126)
Senior Notes due in 2009	(85,071)	(36,729)	(75,745)	(35,808)
Senior Notes due in 2017	(926,480)	(400,000)	(860,763)	(406,922)
Perpetual notes	(1,062,764)	(458,839)	(970,583)	(458,839)
Derivative financial instruments – liabilities (i)	(18,156)	(7,839)	(95,371)	(45,086)
Net foreign exchange exposure	(2,558,085)	(1,104,433)	(1,982,038)	(936,999)

(i)	Refer to amount classified as derivative financial instruments, except for unrealized gains (losses) non-allocated.

d)	Interest rate risk

The Company monitors fluctuations of the several interest rates to which its assets and liabilities are pegged and, in the event of increased volatility of such rates, it may engage in transactions with derivatives so as to minimize such risks. At January 31, 2009, the Company was not in possession of any interest rate derivative contracts, except for the swap agreement referred to in item c) Foreign exchange risk.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

e)	Credit risk

A significant portion of sales made is by the Company and its subsidiaries to a selected group of best-in-class counterparts, i.e. trading companies, fuel distribution companies and large supermarket chains. Credit risk is managed through specific rules of client acceptance, credit rating and setting of limits for customer exposure, including the requirement of a letter of credit from major banks. The Company and its subsidiaries historically have not recorded material losses on trade accounts receivable.

f)	Debt acceleration risk

As of January 31, 2009, the Company was a party to loan and financing agreements with covenants generally applicable to these operations, including requirements related to cash generation, debt to equity ratio and others. These covenants are being fully complied with by the Company and do not place any restrictions on its operations.

g)	Market values

As of January 31, 2009 and October 31, 2008, the fair values of cash, marketable securities and trade accounts receivable and payable approximate the respective amounts recorded in the consolidated financial statements, due to their short-term nature.

The fair value of the Senior Notes maturing in 2017, as described in Note 13, according to their market value, was 73.1250% of their face value at January 31, 2009.

The fair value of Perpetual Notes as described in Note 13, according to its market value, was 59.1134% of its face value at January 31, 2009.

As for the other loan and financing arrangements, their respective fair values substantially approximate the amounts recorded in the financial statements considering that such instruments are subject to variable interest rates.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

h)	Sensitivity analysis

Pursuant to CVM Rule Nº 475 issued on December 17, 2008, following is the sensitivity analysis of the fair value of financial instruments, in accordance with the types of risks deemed to be significant by the Company:

Assumptions for the Sensitivity Analysis

For the analysis, the Company adopted three scenarios, being one probable and two that may have effects from impairment of the fair value of the Company’s derivative financial instruments. Impacts on operations were not considered, but only on the variable that impacts the value of derivative financial instruments.

The definition of the probable scenario included the market data at January 31, 2008, the same one which determine the fair value of the derivatives at that date and therefore there are no differences in relation to the fair value of the derivative financial instruments. The possible adverse and remote scenarios were established in view of adverse impacts of 25% and 50% on the curves in the prices of the U.S. dollar and sugar:

U.S. dollar
R$/USD	Feb/0	Mar/0	Apr/09	May/0	Jun/0	Jul/0	Aug/09	Sep/0	Oct/09	Nov/09	Dec/09	Jan/10
Probabl	2.31	2.32	2.34	2.36	2.380	2.39	2.41	2.42	2.43	2.44	2.46	2.47
Possible	2.89	2.91	2.93	2.95	2.975	2.99	3.01	3.03	3.04	3.06	3.07	3.09
Remote	3.47	3.49	3.52	3.54	3.570	3.59	3.61	3.63	3.65	3.67	3.69	3.71

NYBOT - Sugar #11

US¢/lb	Mar/0	May/0	Jul/0	Oct/09	Jan/1
Probabl	12.67	13.00	13.14	13.50	13.90
Possibl	15.83	16.25	16.42	16.87	17.37
Remote	19.00	19.50	19.71	20.25	20.85

LIFFE - Sugar #5

US$/T	Mar/0	May/0	Aug/09	Oct/09
Probabl	373.50	369.10	368.60	371.10
Possibl	466.87	461.37	460.75	463.87
Remote	560.25	553.65	552.90	556.65

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

18.	Financial instruments (Continued)

h)	Sensitivity analysis (Continued)

Sensitivity Exhibit

Following is the sensitivity exhibit on the change in the fair value of the Company’s financial instruments:

	Risk factor	Probable Scenario	Possible Scenario (25%)	Remote Scenario (50%)
Price risk
Goods derivatives
Futures contracts:
Sale commitments	Sugar price spike	-	(111,915)	(223,830)
Purchase commitments	Sugar price decline	-	(1,775)	(3,550)
Options:
Put	Sugar price spike	-	(2,061)	(4,122)
Sugar exports (1)	Sugar price spike	-	110,142	220,283

Exchange rate risk
Exchange rate derivatives
Futures contracts:
Sale commitments	R$/US$ exchange rate appreciation	-	(58,199)	(116,398)
Forward contract:
Sale commitments	R$/US$ exchange rate appreciation	-	(184,364)	(368,728)
Purchase commitments	R$/US$ exchange rate depreciation	-	(28,533)	(57,066)
Swap contracts
Receivable	R$/US$ exchange rate depreciation	-	(10,270)	(20,540)
Payable	CDI interest rate increase	-	(7,792)	(20,556)
Net foreign exchange exposure (3)	R$/US$ exchange rate appreciation	-	(639,525)	(1,279,047)
Exports (2)		-	260,486	520,971
		-	(673,806)	(1,352,583)

(1)  The sensitivity on sugar exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the price of sugar in relation to the volume of sugar equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations.

(2)  The sensitivity on exports reflects the 25% and 50% increase scenarios (versus the scenarios for reduction in the underlying derivative financial instruments) on the R$ : US$ exchange rate  in the future in relation to the volume of U.S. dollars equivalent to notional in derivative financial instruments contracted in order to hedge the Company against such variations.

(3)  Net exchange rate exposure for R$2,558,085, equivalent to US$1,104,433 thousand. The probable scenario considers the weighted average U.S. dollar rate for the day announced by the Central Bank of Brazil (ptax) on January 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

19.	Insurance (Not reviewed by the independent auditors)

At January 31, 2009, the Company and its subsidiaries maintain insurance coverage against fire, thunderbolts and explosions of any nature for the whole sugar and ethanol inventory and for buildings, equipment and installations at plants.

The Company does not foresee any difficulties to renew its insurance policies and believes that the coverage established is reasonable in terms of amounts and consistent with Brazilian industry standards.

20.  Actuarial liabilities

The retirement plan in connection with the acquisition of Essobrás on December 1, 2008 has been organized as "Definite Benefit" and is fully funded by its sponsor, currently named Cosan Combustíveis e Lubrificantes S.A..

At January 31, 2009 this pension plan had net actuarial liabilities amounting to R$58,467, recorded as Other Obligations under Non-current Liabilities.

21.	Stock option plan

At the Annual and Extraordinary General Meeting held on August 30, 2005, the Guidelines for the Outlining and Structuring of a Stock Option Plan for Company’s officers and employees were approved, thus authorizing the issue of up to 5% of the Company’s share capital. The stock option plan was designed to obtain and retain the services rendered by senior officers and employees, offering them the opportunity to become shareholders of the Company. On September 22, 2005, the Board of Directors approved the distribution of stock options corresponding to 4.302.780 common shares to be issued or purchased by the Company related to 3.25% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, eligible officers were informed of the material terms and conditions of the share-based compensation agreement. On September 11, 2007, the Board of Directors approved the distribution of stock options, corresponding to 450,000 common shares to be issued or purchased by the Company related to 0.24% of the share capital at the time, authorized by the Annual/Extraordinary General Meeting. On that same date, the eligible officer was informed of the material terms and conditions of the share-based compensation agreement. The remaining 1.51% may still be distributed.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

21.	Stock option plan (Continued)

Based on the fair value at the issue date, exercise price is R$6.11 (six reais and eleven cents) per share, without discount. The exercise price was calculated before the above evaluation based on an expected private equity agreement based on that eventually was not made. The options are exercisable over a 3-year period, considering a maximum percentage of 25% p.a. of total stock options offered by the Company, within a period of 5 years.

The options exercised shall be settled only upon issue of new common or treasury shares that the Company may have at each relevant date.

Should any holder of stock options cease to be an employee or manager of the Company, by death, retirement or permanent disability of the beneficiary, any options not previously vesting shall become extinct on the date that employee or officer separates from the Company. However, in the case of termination without good cause, the terminated employees shall be entitled to exercise 100% of their options referring to that particular year, on top of exercising 50% of their options in the coming year.

Stock option activity as of January 31, 2009 and October 31, 2008 is 2,373,341 common shares.

All exercised stock options had been settled with issue of new common shares up to January 31, 2009. Should the remaining options be also exercised with issue of new common shares, present shareholders would have their shareholding interest reduced by 0.8633% after the exercise of all remaining options, without any effect on the Company results.

The accounting practices adopted in Brazil do not require the recognition of expenses on compensation through stock option plan. Had the Company recorded in the statement of operations such expenses based on the amount estimated on a binomial model, loss for the nine-month period ended January 31, 2009 would increase by R$10,939 and net loss for the nine-month period ended January 31, 2008 would increase by R$10,188. Under this accounting hypothesis, at January 31, 2009 it would be expected that R$12,561 consisting of the unrecognized compensation cost of stock option plan was recognized within two years (R$22,809 at January 31, 2008 over a two-year term).

As commented on in Note 2, the Company will apply all standards issued by CPC and approved by CVM at the year ended March 31, 2009.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Notes to the unaudited quarterly financial information (Continued)
January 31, 2009 and October 31, 2008
(In thousands of reais)

21.	Stock option plan (Continued)

The fair value of the options granted under the stock option plan was estimated from the binominal model, with the following assumptions:

	Options granted on September 22. 2005	Options granted on September 11. 2007
Grant price – R$	6.11	6.11
Expected exercise (in years)	7.5	7.5
Interest rate	14.52%	9.34%
Volatility	34.00%	46.45%
Dividend yield	1.25%	1.47%
Weighted average fair value at grant date – R$	12.35	18.19

Expected Term - Cosan’s expected term represents the period that Cosan’s share-based awards are expected to be outstanding and was determined based on the assumption that the officers will exercise their options when the exercise period is over. Therefore, this term was calculated based on the average of 5 and 10 years, Cosan does not expect any forfeiture as those options are mainly for officers, for whom turnover is low.

Expected Volatility – The Company has opted to substitute the historical volatility by an appropriate global industry sector index, based on the volatility of the share prices, and considering it as an assumption in its valuation model. Cosan has identified and compared similar public entities for which share or option price information is available to consider the historical. Expected, or implied volatility of those entities’ share prices in estimating expected volatility based on global scenarios.

Expected Dividends – As the Company is newly public entity, the expected dividend yield was calculated based on the current value of the stock market at grant date, adjusted by the average rate of the return to shareholders for the expected term, in relation of future book value of the shares.

Risk-Free Interest Rate – The Company considers the SELIC (Special System Settlement Custody) rate.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated)

Quarterly Financial Letter
3rd Quarter of Fiscal Year 2009 – November, December and January

Endorsing the tendency begun last quarter, Cosan Limited posts record EBITDA

▪
This section provides a summary of the quarterly performance of Cosan Ltd. (NYSE: CZZ), the parent company of the Cosan Group. The financial information in this section is therefore expressed in U.S. dollars and in accordance with U.S. GAAP.

▪
The operations of Esso, now renamed Cosan Combustíveis e Lubrificantes (CCL) were consolidated in the 3Q09. For comparative purposes, Cosan’s operations until the date of the Esso acquisition, which comprise the production and sale of sugar, ethanol and electric power, are grouped under Cosan Sugar e Álcool (CAA).

▪
Thanks to two months of CCL’s results and the impact of the devaluation of the Real on exports, Cosan closed the 3Q’09 with a significant inmprovement in its operating results: (i) net operating revenue moved up 2.9 times to US$1,103.4 million; (ii) gross profit increased 4.6 times and the gross margin widened from 8.8% to 13.9%; (iii) the 3Q’08 operating loss was turned into operating income of US$43.2 million, with a margin of 3.9%; and (iv) EBITDA totaled US$92.2 million 7.8 times higher than the 3Q’08, equivalent to 97.8% of FY’08 EBITDA. It is also worth noting that the EBITDA margin increased from 3.1% to 8.4%, even after consolidating the EBITDA of CCL, whose margins are compatible with the fuel distribution segment, i.e. much lower than those of sugar and ethanol production.

ri@ cosan.com.br
www.cosan.com.br

Definitions:

FY’09 -    fiscal year begun May 1, 2008 and ending March 31, 2009
FY’08 -    fiscal year begun May 1, 2007 and ending April 30, 2008
3Q’09 -    quarter ended January 31, 2009
3Q’08 -    quarter ended January 31, 2008
YTD’09 -  period begun on the same date as the FY’09 and ended at the close of the 3Q’09
YTD’08 -  period begun on the same date as the FY’08 and ended at the close of the 3Q’08
Summary of Financial and Operating Information (US$MM)
3 Q'08	3 Q'09		YTD'08	YTD'09
123.0	115.7	Ethanol Sold (millions gallons)	265.0	279.6
625.4	808.8	Sugar Sold (thousand tonnes)	2,273.2	2,340.3
226.1	228.3	Fuels Sold (million gallons)	226.1	228.3
5.1	4.1	Lubes Sold (million gallons)	5.1	4.1
376.7	1,103.4	Net sales	1,005.9	1,881.2
33.2	153.0	● Gross profit	78.8	211.8
8.8%	13.9%	Gross Margin	7.8%	11.3%
(38.6)	43.2	● Operating income (loss)	(129.6)	(70.2)
-10.2%	3.9%	Operating margin	-12.9%	-3.7%
11.8	92.2	● EBITDA	79.3	179.0
3.1%	8.4%	EBITDA Margin	7.9%	9.5%
(114.8)	(83.9)	● Income (loss) before minority interest	(88.8)	(297.9)
(59.7)	(64.6)	● Net income (loss)	(40.7)	(208.0)
-15.8%	-5.9%	Profit (loss) Margin	-4.0%	-11.1%
157.3	131.7	Capex	342.1	445.0
(48.8)	1,296.3	● Net Debt	(48.8)	1,296.3
2,509.0	2,099.6	● Shareholders' & Minorities Equity	2,509.0	2,099.6

▪	Net debt in the 3Q’09 moved up due to financing for the acquisition of CCL and BNDES funding for the co-generation investments, which will add additional and constant cash flow to Cosan’s results.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Paulo Diniz, CFO & IRO Luiz Felipe Jansen de Mello, Investor Relations Guilherme A. Prado, Treasury Mauricio Sartorelli, Controller	EBITDAH of R$359.5 million is Cosan’s best ever quarterly result

▪
Having consolidated two months of the results generated by Esso, now Cosan Combustíveis e Lubrificantes S.A. (CCL), and benefiting from the impact of the devaluation of the Real on its exports, Cosan S.A. (BOVESPA: CSAN3) closed the 3Q’09 with EBITDAH of R$359.5 million, an all-time quarterly record, giving a YTD’09 figure of R$608.7 million, already 53% up on the FY’08 total.

▪
The healthy operating result was sufficient to absorb interest expenses and expenses from depreciation, goodwill amortizations and the exchange variation on dollar-denominated debt. As a result, Cosan reversed the 3Q’08 net loss, closing the 3Q’09 wiith net income of R$5.2 million.

▪
The 2008/09 harvest came to an end in December and Cosan also established a new crushing record, having processed 44.2 million tonnes of sugarcane, producing 1,715.8 million liters of ethanol and 3,267.7 thousand tonnes of sugar.

ri@ cosan.com.br
www.cosan.com.br

Definitions:

FY’09 -     fiscal year begun May 1, 2008 and ending March 31, 2009
FY’08 -     fiscal year begun May 1, 2007 and ended April 30, 2008
3Q’09 -     quarter ended January 31, 2009
3Q’08 -     quarter ended January 31, 2008
YTD’09 -   period begun on the same date as the FY’09 and ended at the close of the 3Q’09
YTD’08 -   period begun on the same date as the FY’08 and ended at the close of the 3Q'08
Summary of Financial and Operating Information (R$MM)
3Q'08	3Q'09		YTD'08	YTD'09
482.4	438.1	Ethanol Sold (millions liters)	1,033.0	1,058.3
629.0	808.8	Sugar Sold (thousand tonnes)	2,295.1	2,340.3
855.8	864.4	Fuels Sold (million liters)	855.8	864.4
19.1	15.5	Lubes Sold (million liters)	19.1	15.5
674.0	2,565.6	Net sales	1,893.2	3,920.3
79.6	378.0	● Gross profit	199.6	559.5
11.8%	14.7%	Gross Margin	10.5%	14.3%
(106.6)	(47.4)	● Operating income (loss)	(62.8)	(726.2)
-15.8%	-1.8%	Operating margin	-3.3%	-18.5%
1.3	234.5	● EBITDA	126.7	435.5
0.2%	9.1%	EBITDA Margin	6.7%	11.1%
94.4	359.5	● EBITDAH	370.5	608.7
12.3%	13.4%	EBITDAH Margin	17.3%	14.9%
(72.0)	5.2	● Income (loss) before minority interest	(44.4)	(434.5)
(71.4)	5.2	● Net income (loss)	(42.5)	(433.6)
-10.6%	0.2%	Profit (loss) Margin	-2.2%	-11.1%
270.8	426.9	Capex	577.9	984.9
295.6	3,521.1	● Net Debt	295.6	3,521.1
3,349.3	3,728.1	● Shareholders' & Minorities Equity	3,349.3	3,728.1

▪
The Company invested R$426.9 million in fixed assets in the 3Q’09, R$166.3 million of which in the Jataí greenfield project in Goiás, which will begin production in the upcoming harvest. The ongoing co-generation projects, which are already contributing to  revenue, absorbed R$103.5 million.

▪
Cosan closed the 3Q’09 with net debt of R$3,521.1 million, inflated by the R$1.1 billion issue of promissory notes used to finance the acquisition of CCL and the consolidation of US$175.0 million in existing floating rate notes into its balance sheet. This debt corresponds to 4.2 times EBITDA in the 12 months ended January 31, 2009, including 12 months of CCL’s results.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

A. Market Overview

▪
According to the latest figures from UNICA, the sugarcane growers’ association, crushed cane volume in Brazil’s Central-South totaled 499.6 million tonnes through January 15, 15.88% more than last year’s total harvest. This figure benefited from the 46 plants still in operation, which crushed 2.34 million tonnes in the first fortnight of the year. Around 10 of these units intend to keep crushing until the beginning of the next harvest. Sugar production in the period amounted to 26.75 million tonnes, 2.11% up on the 2007/08 crop, while ethanol output climbed 22.59% to 24.79 billion liters. Of this total, hydrous accounted for 16.2 billion liters, 23.81% up year-on-year, and anhydrous for 8.59 billion liters, up by 20.36%. The hefty ethanol upturn was due to the production bias towards this product, which accounted for 60.26% of total cane TSR (sucrose content). Brazil’s capacity to alter its production mix at will has been diminishing, since recent investments have been concentrated in boosting ethanol output. Until the first fortnight of January, plants producing ethanol only were responsible for 13% of total crushed cane and production of 5.31 billion liters of ethanol.

▪
The Northeast harvest is nearing its end, with estimated production of 3.65 million tonnes of sugar and 1.96 billion liters of ethanol through the end of January, 4.3% down and 18% up, respectively, on the same period last year. Ethanol’s share of cane output increased, rising from 40% of the total, in 2007/08, to 45%, and yield increased by 1%.

▪
The global sugar supply and demand ratio is still favoring prices, given prospects of a 2009/10 deficit that may exceed 10 million tonnes, according to some market estimates. While there are no signs of significant reductions in demand, supply has fallen dramatically.

Loosening of Indian import restrictions paves the way for Brazilian exports	▪
As India’s harvest has moved ahead, sugar output estimates have been frequently revised downwards due to the reduction in planted area, lower yield and less sucrose recovery. The latest news points to production of between 16 and 17 million tonnes, almost 10 million less than the previous (record) harvest. As a result, the Indian government decided to ease its import restrictions in order to put a brake on domestic sugar prices, which reached INR 2,115/100kg (equivalent to ¢US$19,6/lb) at the close of January, 20.4% up on the end-of-October figure. In February, the government approved a tonne-for-tonne policy, allowing local plants to import raw sugar, with a commitment to export a similar volume of refined sugar in up to 24 months. Taking advantage of this new policy, Brazil had already shipped 800,000 tonnes to India until February.

▪
Production in some other Asian countries also looks set to fall thanks to poor weather and two years of low returns. In Australia, where many plants have closed in the last few years, the recent rains have further reduced production. China was hit by frost at the beginning of 2008 and by reduced fertilizer use, while in Pakistan, the reduction in planted area was aggravated by lower yield, as in India.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
International raw sugar prices averaged ¢US$11.79/lb in the 3Q’09, 6% down on the previous quarter and 10.1% up on the ¢US$10.68/lb recorded in the 3Q’08. On the other hand, the hefty devaluation of the Real continued throughout the quarter, more than offsetting the international price slide. Raw sugar prices in Reais closed the 3Q’09 at ¢R$29.35/lb, 15.4% up on the 2Q08 and 34.9% more than the 3Q’08 figure of ¢R$21.76/lb.

Funds rebuild sugar market positions thanks to the sector’s sound fundamentals	▪
In November and December, major hedge funds, plus smaller funds and speculators, maintained the previous quarters’ trend, reducing their net long positions from 87,000 lots at the close of October to 77,000 at the end of December, as result of increased redemptions by fund shareholders. As of January, however, these positions began to build up again, reaching 140,000 lots and 21% of total open contracts, evidence of investor confidence in the sector’s sound fundamentals. It is worth remembering that index funds sold around 40,000 lots in January, but with no undue impact on prices given that this reordering was carried out in a gradual manner and had already been built into prices by the market.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Recovery of international market prices	▪
International refined sugar prices have been reacting to the initial decline triggered by the flight from commodities to more conservative positions, sustained by the sector’s solid fundamentals. Prices closed January at US$373.5/t, with an upward bias. In the 3Q’09, they averaged US$328.3/t, 11.1% down on the previous quarter and 6.8% up year-on-year. The white premium closed the quarter at US$94.17/t, 36.1% up on the 2Q09, reflecting the reduction in refined sugar supply due to: (i) the transition of India and the EU from major exporters to possible importers; and (ii) the reduction in shipments from Brazil following the massive exports at the beginning of the current harvest.

▪
Export demand remained strong, thanks to low freight costs and reduced physical discounts. Between May/08 and February/09, Brazil shipped 18.5 million tonnes abroad, 12.6% up on the same period last year. In the 3Q’09, the Baltic Exchange Dry Index, which measures freight prices, averaged 821.4 points, 82.3% down on the previous quarter’s average. Since February, however, a correction got under way and prices peaked at 2298 points at the beginning of March.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
Domestic crystal sugar prices (ESALQ) averaged R$33.12/50kg bag (or R$ 662.34/t) in the 3Q’09, 9.1% up on the previous three months and 37.9% up year-on-year. The increase reflected reduced crystal supply in the Central-South, due to: (i) exceptionally high exports; (ii) producers massively favoring raw production; and (ii) retention of sugar by the banks as a guarantee of debt payments, although there are no estimates of the precise volume involved.

▪
Domestic hydrous ethanol prices (ESALQ) averaged R$0.752/liter in the 3Q’09, 2.8% up on the previous three months, while anhydrous prices dipped by 0.7% to an average R$0.882/liter. In relation to the 3Q’08, hydrous moved up by 3.9% and anhydrous by 8.2%.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
According to preliminary figures from Secex (Brazil’s Foreign Trade Secretariat), ethanol exports from the 2008/09 harvest through February/09 reached the record level of 4.28 billion liters, 43.8% up year-on-year. In January and February however, as expected, export demand was 47.1% lower than the same period last year, totaling 309.6 million liters.

▪
According to Brazil’s National Petroleum Agency (ANP), domestic retail gasoline prices averaged R$2.477/liter at the end of the 3Q’09, while hydrous ethanol averaged R$1.541/liter, giving a parity of 62.2%. Ethanol prices only exceeded 75% of gasoline prices in five Brazilian states (Acre, Amapá, Pará, Piauí and Roraima). In São Paulo state, the country’s largest consumption center, the ratio stood at only 54.9%.

▪
Despite the economic slowdown, ethanol consumption continued to move up. According to the ANP, hydrous consumption climbed 25.7% year-on-year in November and December, reaching 2.5 billion liters. The year-to-date total stood at 13.3 billion liters, 41.9% up on the year before. Year-to-date anhydrous sales came to 6.3 billion liters, 7.7% more than the same period in the previous year, pushed by the 3.5% upturn in the consumption of C gasoline (the gasoline/anhydrous ethanol blend), which totaled 4.4 billion liters.

▪
In December and January, Brazilian vehicle sales began to react to the government’s auto industry incentives, although they still recorded a year-on-year downturn. These incentives included, as of December, a R$4 billion injection to generate more liquidity and facilitate vehicle financing and a reduction in the IPI (federal VAT) rate on vehicle sales until March 2009.

▪
According to Anfavea, the auto manufacturers’ association, new car sales totaled 540,000 units in the 3Q’09. Flex-fuel vehicles exceeded 465,000 units, or 86.2% of the total. January’s sales fell 7.6% year-on-year, versus market expectations of a close-to-20% drop, while in February sales were slightly higher than the same period of the previous year, reaching 191,285 units.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
In the distribution sector, despite the reduced pace of vehicle sales, there is still plenty of room for companies affiliated to Sindicom (an association of the 5 fuel largest fuel distributors) to consolidate the distribution segment by increasing their market share, especially in relation to the independent gas stations. In 2008, Sindicom affiliates were responsible for 84% of total diesel sales, 76,4% of C gasoline sales and 59.% of hydrous ethanol sales, representing respective annual sales increases of 2.3 billion, 0.3 billion and 2.6 billion liters. Also in 2008, sales by all distributors totaled 44.8 billion liters of diesel, 25,2 billion de liters of C gasoline  and 13.3 billion liters of hydrous ethanol, respective increases of 7%, 3.5% and 41.9% over 2007.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Dollar hovers around new level of R$2.30/US$	▪
The dollar remained highly volatile throughout the 3Q’09, although concentrated within a narrower band between R$2.12 and R$2.50/US$. The Real closed the period at R$2.32/US$, 9.5% down on the quarter before and 29.3% less than the end of January 2008.

B. Operating Performance

▪
Net revenue totaled R$2,565.6 million in the 3Q’09, following the consolidation of two months of operations (December 2008 and January 2009) of Cosan Combustíveis e Lubrificantes (CCL), 280.7% up year-on-year.

	▪	EBITDA of R$234.5 million was the best quarterly result since the 2Q’07, until then the Company’s best ever figure, and already 35% more than in the FY’08, Cosan’s last fiscal year.

	▪	EBITDAH of R$359.5 million was also a new quarterly record, the best result since the constitution of Cosan.

	▪	The Company posted net income of R$5.2 million, despite the heavy weight of depreciation and amortizations and the financial expenses from the exchange variation, reversing the 3Q’08 net loss.

3Q'08	3Q'09 Income Statement (R$MM)		YTD'08	YTD'09
674.0	2,565.6	Net Operating Revenue	1,893.2	3,920.3
(594.4)	(2,187.6)	(-) Cost of Goods Sold	(1,693.5)	(3,360.8)
79.6	378.0	(=) Gross Profit	199.6	559.5
11.8%	14.7%	Gross Margin	10.5%	14.3%
(73.4)	(156.8)	(-) Selling Expenses	(226.5)	(331.1)
(49.9)	(72.3)	(-) General & Adm. Expenses	(152.5)	(197.6)
(2.7)	14.4	(±) Other Operating Expenses	(6.2)	(0.5)
47.8	71.1	(+) Depreciation & Amortization	312.2	405.2
1.3	234.5	(=) EBITDA	126.7	435.5
0.2%	9.1%	EBITDA Margin	6.7%	11.1%
94.4	359.5	(=) EBITDAH (Adjusted by Hedge)	370.5	608.7
12.3%	13.4%	EBITDAH Margin	17.3%	14.9%
(11.9)	(159.2)	(±) Net Financial Expenses	283.3	(624.0)
0.1	13.6	(±) Equity Income	0.2	13.5
(48.2)	(65.2)	(-) Goodwill Amortization	(160.8)	(145.9)
1.1	105.9	(±) Other Non-Operat.Result	6.3	116.6
(105.5)	58.5	(=) Profit Before Income Tax	(56.5)	(609.6)
33.5	(53.3)	(±) Income Tax	12.1	175.0
0.6	0.0	(±) Minority Interests	1.9	0.9
(71.4)	5.2	(=) Net Profit (Loss)	(42.5)	(433.6)
-10.6%	0.2%	Net Margin	-2.2%	-11.1%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Exchange rate helps 3Q’09 exports	▪
Following the consolidation of CCL, fuel distribution began to play a bigger role in Cosan’s revenue mix, contributing 58.5% of the 3Q’09 total. However, as in the previous quarter, the Real continued to depreciate against the U.S. dollar, which, in terms of sugar and ethanol production and sales, favored Cosan’s exports and, consequently, sugar sales, with a bigger emphasis on overseas shipments. As a result, sugar accounted for 21.1% of total sales, while ethanol produced and sold (excluding distributed) accounted for 14.2%. Lubricant distribution, another CCL contribution, accounted for 3.4% of net consolidated sales and other products and services for at least 2.8%.

3Q'08	3Q'09	Sales Composition (R$MM)	YTD'08	YTD'09
674.0	2,565.6	Net Operating Revenue	1,893.2	3,920.3
277.4	540.6	● Sugar Revenue - CAA	1,019.0	1,302.7
60.9	54.6	Local	183.9	169.7
216.6	486.0	Export	835.1	1,133.0
356.2	364.0	● Ethanol Revenue - CAA	718.9	838.5
270.0	268.0	Local	538.4	517.3
86.2	96.0	Export	180.5	321.2
40.3	60.7	● Other Revenue - CAA	155.3	178.7
37.3	55.4	Local	143.7	163.6
3.1	5.3	Export	11.6	15.2
1,463.9	1,500.2	● Fuels Revenue - CCL	1,463.9	1,500.2
91.3	114.3	Ethanol	91.3	114.3
670.8	672.4	Gasoline	670.8	672.4
533.2	568.2	Diesel	533.2	568.2
168.5	145.3	Other	168.5	145.3
80.1	88.2	● Lubes Revenue - CCL	80.1	88.2
12.5	12.0	● Other Revenue - CCL	12.5	12.0

Dollar prices and exchange rate push up average prices in R$ by more than 50%	▪
The hefty 94.4% upturn in sugar revenue was fueled by the 28.6% year-on-year increase in sales volume to 808,800 tonnes, but chiefly benefited from the 51.6% jump in average prices, in turn due to the exchange rate used to convert exports to Reais. However, average export prices moved up strongly, from 11.00 ¢US$/lb in the 3Q’08, to 13.05 ¢US$/lb in the 3Q’09, dollar growth of 18.7%. In line with Cosan’s commercial policy, inventories closed the quarter at 967,000 tonnes, 11.8% higher than at the end of the 3Q’08.

3Q'08	3Q'09	Sugar Business	YTD'08	YTD'09
629.0	808.8	Volume Sold (thousand tons)	2,295.1	2,340.3
126.4	82.4	Local	360.9	278.8
502.7	726.4	Export	1,934.2	2,061.5
441	668	Average Unit Price (R$/ton)	444	557
482	663	Local	510	609
431	669	Export	432	550

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

High inter-harvest ethanol inventories	▪
Prospects of high ethanol consumption and low inter-harvest inventories were crucial in the ”full tank”  strategy, which reduced sales volume by 9.2% over the 3Q’08 to 438.1 million liters and raised end-of-period stocks to 719.4 million liters. However the volume reduction, which was part of the strategy, pushed average prices up by 12.45% year-on-year to R$831 per thousand liters. It is worth noting that, although ethanol imports from the U.S. and Europe fell in the 3Q’09, Cosan recorded ethanol exports of 90,500 m3 in the quarter, all of which from sales recorded in previous periods.

3Q'08	3Q'09	Ethanol Business	YTD'08	YTD'09
482.4	438.1	Volume Sold (thousand liters)	1,033.0	1,058.3
366.9	347.6	Local	783.8	685.5
115.5	90.5	Export	249.2	372.9
738	831	Average Unit Price (R$/thousand liters)	696	792
736	771	Local	687	755
746	1,060	Export	724	861

Electricity sales begin to impact revenue and EBITDA	▪
Revenue from other CAA products and services moved up by 50.5% year-on-year, due to: (i) R$7.7 million in revenue from electricity sales, this time billed by the three operational units (Costa Pinto, Rafard and Gasa); (ii) revenue growth of R$6.2 million from the sale of around 273,000 tonnes of sugar to third parties, mostly from the Bonfim plant in the Araraquara region; (iii) a 20.7%, or R$2.4 million, increase in revenue from Da Barra products; and (iv) a 90.4% upturn in revenue from port services to R$7.4 million, also favored by the exchange rate, given that sugar loading prices are fixed in dollars.

Revenue growth from fuel distribution led by increasing ethanol volumes	▪
Although the 3Q’09 was the first quarter in which the Company consolidated CCL’s results, it opted to compare Cosan’s revenue, volume and prices in December/08 and January/09 in the 3Q’09 with those in December/07 and January/08 in the 3Q’08. In this comparison, volume moved up by 1.0% and average prices by 1.5%, resulting in a 2.5% increase in net fuel revenue. In segment terms, ethanol distribution sales volume climbed by 27.8%, or 28 million liters, thanks to increased demand from flex-fuel cars. Diesel volume fell by 5.1%, or 16 million liters, due to reduced sales to industry, transport firms and highway service stations, pulled down by the impact of the global financial crisis on economic activity. On the price front, it is worth noting the reduction in the price of ethanol acquired by CCL from the ethanol plants in the closing months of 2008, due to increased market supply of the product. As a result, CCL’s sale price fell in the same period, with an adverse impact on revenue. As for diesel, the 9.0% hike in refinery-gate prices in May/08 and the mandatory addition of between 1 and 3% of biodiesel to the product were entirely passed on to prices.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

3Q'08	3Q'09	Fuel Business	YTD'08	YTD'09
855.8	864.4	Volume Sold (million liters)	855.8	864.4
99.8	127.6	Ethanol	99.8	127.6
310.4	308.9	Gasoline	310.4	308.9
318.4	302.2	Diesel	318.4	302.2
127.1	125.7	Other	127.1	125.7
1,711	1,736	Average Unit Price (R$/thousand liters)	1,711	1,736
915	896	Ethanol	915	896
2,161	2,176	Gasoline	2,161	2,176
1,675	1,880	Diesel	1,675	1,880
1,326	1,156	Other	1,326	1,156

▪
Lubricant sales volume fell 19.2% year-on-year, or 3.7 million liters, 2.5 million of which in the distribution and gas station segment, partially due to the slowdown in industrial activity triggered by the financial crisis, and partially to the bringing forward of lubricant purchases by CCL’s main customers to October and November as a result of December’s change in control. Sales to the industrial segment declined by 1.1 million liters, largely for the same reasons. However, the average unit price climbed by 36.3%, chiefly thanks to the exchange-driven increase in base oil prices. As a result of these two factors, lubricant revenue moved up by 10.2%.

3Q'08	3Q'09	Lubes Business	YTD'08	YTD'09
19.1	15.5	Volume Sold (million liters)	19.1	15.5
4,184	5,701	Average Unit Price (R$/thousand liters)	4,184	5,701

▪	The cost of goods sold and services rendered by Cosan totaled R$2,187.6 million, pushed by the new fuel distribution business (CCL), which contributed 66.1% of the total.
▪	In terms of sugar and ethanol production and sales, COGS moved up by 13.8% due to the 7.2% upturn in sales volume, the 28.6% increase in sugar volume, the 9.2% reduction in ethanol sales volume and the 6.4% rise in the unit cost from R$390/t of sugar equivalent to R$415/t. Two factors were primarily responsible for the latter upturn. The first was the increase in the cost of cane acquired from third parties (priced by sucrose content or ATR), which climbed from R$0.2411/kg, in the 3Q08, to R$0.2696/kg, raising cane costs from R$45.47/t to 46.70/t, albeit still below the cost of Cosan’s own cane which remained flat at R$51/t. In addition, in this harvest the Company expanded the share of suppliers’ cane from 46% to 50%, reducing the impact on the average cane cost. The second factor was the 4.11% reduction in the quantity of the ATR, from 144.08 kg per tonne of cane in 2007/08 to 138.17kg/t in 2008/09. It is also worth remembering that processing costs not only lagged period inflation but actually recorded a 1% reduction from R$ 10.93/t to R$10.83/t, thanks to the Company’s cost-cutting programs.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

3Q'08	3Q'09	COGS per Product	YTD'08	YTD'09
(594.4)	(2,187.6)	Cost of Good Sold (R$MM)	(1,693.5)	(3,360.8)
(249.6)	(330.3)	Sugar	(913.1)	(970.0)
(306.0)	(303.7)	Ethanol	(660.8)	(735.8)
(38.8)	(42.6)	Other Products & Services - CA	(119.6)	(143.9)
(1,384.3)	(1,446.2)	Fuels	(1,384.3)	(1,446.2)
(48.1)	(64.9)	Lubes	(48.1)	(64.9)
		Average Unit Cost (R$)
397	408	Unit COGS of Sugar (R$/ton)	398	414
634	693	Unit COGS of Ethanol (R$/thousand liters)	640	695
1,618	1,673	Unit COGS of Fuels (R$/thousand liters)	1,618	1,673
2,515	4,194	Unit COGS of Lubes (R$/thousand liters)	2,515	4,194

▪
In the 3Q’09, sugar recorded the biggest gross margin (38.9%), equivalent to R$260 per tonne of sugar sold. It is worth remembering, however, that this product, when exported, incurs selling expenses consisting of highway freight charges to Santos as well as port loading expenses, unlike ethanol sales which largely take place in the plants themselves and incur no such expenses. Fuel and lubricant gross margins narrowed, chiefly due to reduced demand for diesel and the impact of the higher base oil prices on lubricant sales. On the other hand, despite the reductions in producers’ margins, final consumer ethanol prices remained at levels that permitted a wider distribution margin.

3Q'08	3Q'09	Gross Margin per Product	YTD'08	YTD'09
		Unitary Gross Margin
44	260	Sugar (R$/ton)	46	142
104	138	Ethanol (R$/thousand liters)	56	97
93	62	Fuels (R$/thousand liters)	93	62
1,669	1,507	Lubes (R$/thousand liters)	1,669	1,507
		Gross Margin %
10.0%	38.9%	Sugar	10.4%	25.5%
14.1%	16.6%	Ethanol	8.1%	12.3%
5.4%	3.6%	Fuels	5.4%	3.6%
39.9%	26.4%	Lubes	39.9%	26.4%

Selling expenses move up over the previous quarter, due to higher sugar exports and the need to hire external warehousing facilities	▪
CAA’s selling expenses increased by 25.1% over the 3Q’08 to R$91.8 million, thanks to the 28.6% upturn in sugar sales volume, especially exports, which climbed by 44.5%. The greater need for product storage this harvest, given the Company’s strategy of concentrating sales at the end of the fiscal year, led to the hiring of space in third-party storage facilities, generating additional expenses of R$4.1 million. Ethanol export freight expenses moved up from R$50/m³, in the 3Q’08, to R$61/m³, due to the alteration in the export plant mix, with a bigger share of the plants more distant from Santos (Araçatuba region). In addition ethanol loading expenses climbed by R$25/m³ due to the 3Q’09 exchange rate.

3Q'08	3Q'09	Selling Expenses	YTD'08	YTD'09
(73.4)	(156.8)	Selling Expenses (R$MM)	(226.5)	(331.1)
(73.4)	(91.8)	CAA	(226.5)	(266.1)
-	(65.0)	CCL	-	(65.0)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
G&A expenses totaled R$72.3 million, 44.9% up on the R$49.9 million recorded in the 3Q’08, mainly due, in addition to the absorption of CCL, to the creation of new business lines, including the Benalcool and Jataí industrial units, which involved expenses of around R$9.6 million. In addition, consulting services related to the integration of CCL generated expenses of R$3.7 million.

▪
Given the extended length of the harvest this year, Cosan incurred extra expenses related to social assistance for its agricultural and industrial harvest workers that were not incurred in the 3Q’08, in addition to the expenses (commented on in the 2Q’09 earnings release) from the hiring of the entire cane-cutting workforce directly by Cosan under the CLT (registered salary) system, thereby cutting out sub-contractors.

3Q'08	3Q'09	General & Administrative Expenses	YTD'08	YTD'09
(49.9)	(72.3)	G&A Expenses (R$MM)	(152.5)	(197.6)
(49.9)	(67.3)	CAA	(152.5)	(192.7)
-	(4.9)	CCL	-	(4.9)

▪
Other operating expenses amounted to R$14.4 million, mainly comprising net reversals of R$5.5 million in  provisions for tax contingencies and R$ 4,5 million in storage, dispatch and take-or-pay revenue from port and logistics operations relative to performance premiums in sugar loading services and compensation for unshipped contracted volumes.

EBITDAH of R$359.5 million is the best quarterly result in Cosan’s history	▪
Given these operating results, adjusted for depreciation and amortization, Cosan recorded 3Q’09 EBITDA of R$ 234.5 million, a vigorous turn-around in relation to the near-break-even figure in the 3Q’08. This figure included R$25.7 million, or 11.5% of the total, from CCL. In addition, if we consider financial results from derivative hedge instruments, EBITDAH reached R$359.5 million, 280.8% up year-on-year and an all-time Company record.

3Q'08	3Q'09	EBITDA & EBITDAH	YTD'08	YTD'09
1.3	234.5	EBITDA (R$MM)	126.7	435.5
0.2%	9.1%	Margin	6.7%	11.1%
1.3	208.8	● CAA	126.7	409.8
0.2%	21.6%	Margin	6.7%	17.7%
-	25.7	● CCL	-	25.7
0.0%	1.6%	Margin	0.0%	1.6%
94.4	359.5	EBITDAH (R$MM)	370.5	608.7
12.3%	13.4%	Margin	17.3%	14.9%
94.4	333.7	● CAA	370.5	583.0
12.3%	30.6%	Margin	17.3%	23.4%
-	25.7	● CCL	-	25.7
0.0%	1.6%	Margin	0.0%	1.6%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
However, it is worth remembering that Cosan’s quarterly EBITDA considers the period’s operating revenue, costs and expenses before period depreciation booked under production costs and not depreciation booked under COGS. Thus in inter-harvest quarters when production is low, such as the 3Q’09, reported EBITDA is lower than effective operational cash flow. If EBITDA were disclosed considering depreciation under COGS, the EBITDA margin would be around 5 percentage points higher. In the coming fiscal year, with the adoption of international accounting practices (IFRS), Cosan will begin reporting EBITDA and depreciation relative to period sales and not production.

Exchange variation impacts quarter’s financial result	▪
Net financial expenses moved up strongly over the 3Q’08 to R$159.2 million, chiefly due to the R$179.0 million impact of the exchange variation on dollar-denominated debt, reflecting the hefty devaluation of the Real against the U.S. currency. However, this had no cash effect, since it was calculated on the principal of the long-term/perpetual debt. Nevertheless, there was also a big increase in cash-based charges on Cosan’s gross debt, caused by the upturn in the debt itself, due to the recent acquisition of CCL, and the increase in the value in Reais of interest on the dollar debt.

3Q'08	3Q'09	Financial Expenses, Net (R$MM)	YTD'08	YTD'09
(38.6)	(95.2)	Interest on Financial Debt	(149.1)	(176.2)
13.7	19.4	Financial Investments Income	57.8	55.0
(24.9)	(75.8)	(=) Sub-total: Interest on Net Financial De	(91.3)	(121.2)
(56.3)	(28.5)	Other interest and monetary variation	(77.2)	(95.5)
(14.2)	(179.0)	Exchange Variation	260.3	(578.9)
93.2	125.0	Gains (losses) with Derivatives	243.8	173.1
(16.2)	(0.9)	CPMF Taxes, Banking Fees and Other	(40.3)	(1.6)
(1.2)	-	Premium Paid in Bond Tender Offer	(31.4)	-
7.8	-	Interest on Indemnity from Government	19.3	-
(11.9)	(159.2)	(=) Net Financial Expenses	283.3	(624.0)

▪
As in the 3Q’08, derivative transactions played an important role in the quarterly results, restoring the prices of products sold and the export exchange rate to levels fixed in previous periods. Commodity derivatives generated gains of R$26.3 million, versus gains of R$8.3 million in the 3Q’08, while FX derivatives generated gains of R$98.7 million, against gains of R$84.8 million in the 3Q’08.

▪
At the close of the 3Q’09, Cosan had 651,500 tonnes of VHP sugar tied to the NY11, hedged at an average price of 13.12 ¢US$/lb, a position which, marked to market, has an estimated market value of R$8.9 million, and 15,000 tonnes of refined sugar tied to the LND05, hedged at an average price of US$315.21/t, which, marked to market, has an estimated negative market value of R$2.0 million. Cosan also had US$539.4 million hedged at an average exchange rate of R$2.03/US$ with an estimated negative market value of R$174.4 million. The market values of the derivative positions at the end of the 3Q’09 did not affect the quarterly results.

Beginning of goodwill amortization from the acquisition of CCL increases non-cash expenses by R$24.8 million

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
Expenses from goodwill amortizations increased by 35.1% to R$65.2 million. Of this total, R$24.8 million refers to two months of amortizations of the goodwill from the acquisition of CCL, totaling R$1,488.2 million, corresponding to the difference between R$1,683.7 million, the price paid to acquire 100% of the shares, and R$195.5 million, the value of CCL’s shareholders’ equity on November 30, 2008. This goodwill will be amortized over 10 years.

▪
The non-operating result of R$105.9 million included capital gains of R$109.5 million from the sale of 18,230 hectares of land Cosan owned through Agrícola Ponte Alta to Radar for R$286.3 million, equivalent to R$15.703/hectare.

Cosan records net income of R$5.2 million, reversing the 3Q’08 loss of R$71.4 million	▪
After deducting all expenses, including R$179.0 million (non-cash) from the exchange variation and R$65.2 million (also non-cash) from the amortization of goodwill, and thanks to record EBITDAH of R$359.5 million, Cosan converted a net loss of R$71.4 million in the 3Q’08 into net income of R$5.2 million in the 3Q’09.

C. Financial Situation

▪
The Company closed the 3Q’09 with gross financial debt of R$4,210.7 million, substantially higher than the R$1,743.8 million reported at the end of the 3Q’08, chiefly due to the November 20, 2008 promissory notes issue and BNDES funding and the consolidation of CCL’s existing pre-acquisition floating rate notes. In addition, the exchange rate of R$2.3162/US$ pushed up the value in Reais of dollar-denominated debt considerably.

Debt per Type (R$MM)	3Q'08%		3Q'09%		Var.
Perpetual Notes	807.7	46.3	1,062.8	25.2	255.1
Senior Notes 2017	704.0	40.4	926.5	22.0	222.5
FRN 2017	-	-	407.8	9.7	407.8
Senior Notes 2009	64.8	3.7	85.1	2.0	20.3
IFC	100.3	5.8	112.5	2.7	12.2
FX Advances	-	-	176.6	4.2	176.6
Pre-Export Contracts	15.1	0.9	-	-	(15.1)
Promissory Notes	-	-	1,135.7	27.0	1,135.7
BNDES	-	-	222.6	5.3	222.6
Finame (BNDES)	11.3	0.6	29.8	0.7	18.5
Working Capital	40.6	2.3	25.6	0.6	(15.0)
Overdraft	-	-	25.7	0.6	25.7
Gross Debt	1,743.8	100.0	4,210.7	100.0	2,466.9
Cash & Marketable Securities	1,448.2	83.0	689.7	16.4	(758.5)
Net Debt	295.6	17.0	3,521.1	83.6	3,225.5

▪
With cash and cash equivalents of R$ 689.7 million (excluding the US$200 million in cash held by the controlling shareholder Cosan Ltd.), net debt closed the 3Q’09 at R$3,521.1 million, equivalent to 4.2 times EBITDAH in the 12 months ended January 31, 2009 (including CCL’s LTM results). However, maintaining the focus on the debt profile and term, and given that most debt is due in the long term (2017) or perpetual, net debt due in up to 5 years is only 1.3 times LTM EBITDA. Thus the 35:65 short-term/long-term ratio and the group’s cash reserves put Cosan in a comfortable liquidity position.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Debt Profile (R$MM)	3Q'08%		3Q'09%		Var.
Total Debt	1,743.8	100.0	4,210.7	100.0	2,466.9
Short-Term	80.2	4.6	1,477.8	35.1	1,397.6
Long-Term	1,663.6	95.4	2,733.0	64.9	1,069.4
Real - R$	51.9	3.0	1,439.5	34.2	1,387.6
Dollar - US$	1,691.9	97.0	2,771.2	65.8	1,079.3

D. Investments

▪
Cosan’s third-quarter investments totaled R$1,966.1 million, most of which went to the acquisition of CCL. Capex (investments in fixed assets) totaled R$ 426.9 million, R$157.2 million of which comprising operating investments, i.e. in maintaining the cane plantations and processing plants, as well as various projects to improve existing assets.

3Q'08	3Q'09	Capex (R$MM)	YTD'08	YTD'09
71.3	17.4	● Sugar Cane Planting Costs	177.1	96.9
37.4	45.4	● Inter-harvest Maintenance Costs	41.0	60.2
46.4	103.5	● Co-generation Projects	100.4	272.4
26.7	166.3	● Greenfield	32.5	347.9
88.9	89.6	● Projects CAA	226.9	202.8
-	4.8	● Projects CCL	-	4.8
0.4	1,533.7	● Investments & Goodwill	4.6	1,595.9
0.2	5.5	● Deferred Charges	0.8	26.6
271.4	1,966.1	(=) Investment Cash Flow	583.3	2,607.4
270.8	426.9	(=) Capex	577.9	984.9
197.6	157.2	(=) Operating Capex	445.0	364.7

▪
The 20.5% reduction in operating capex over the 3Q’08 was led by planting expenses. Throughout the 3Q’09, Cosan maintained its declared intention of reducing renewed planting area in order to minimize the impact of surplus sugar supply on installed industrial capacity. On the other hand, inter-harvest industrial maintenance expenses moved up 21.4% year-on-year due to the speeding up of maintenance procedures in order to equip the plants for the earlier-than-usual beginning of the next harvest in the coming fiscal year.

▪
Other important investments included: (i) R$36.8 million in the acquisition of mechanized harvesting equipment; and (ii) R$2.0 million in the construction of pipelines to carry vignasse to the plantations for environmental reasons and to reduce dependence on fertilizers. On the industrial side, R$20.6 million was divided among 133 projects, many of which can only take place in the off season, notably: (i) R$3.6 million in the continuous fermentation project and the heat exchangers in Bonfim, aiming to increase industrial and electrical efficiency; and (ii) R$2.4 million to replace the gas purification systems in Barra’s operational boilers.

The Jataí greenfield project moves ahead at an accelerated pace, in preparation for beginning crushing operations in 2009	▪
As for expansion capex, the main expenditure was on the Jataí greenfield project, which absorbed R$ 166.3 million, 36.9% of total capex, most of which went to the electrical installations, distillery and other high-value components. It is worth remembering that cane harvesting in Jataí will be 100% mechanized, thereby avoiding burning in line with Cosan’s environmental preservation policy.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

▪
Co-generation investments totaled R$103.5 million, most of which went to the Gasa and Bonfim units, which absorbed R$ 29.8 million and R$35.5 million, respectively, and are scheduled for start-up in 2010. Cosan is finalizing the Costa Pinto, Rafard and Gasa projects and has already begun planning investments in Diamante and Univalem, all of which already have energy sale contracts.

▪
Finally, period investments not related to capex comprised: (i) the acquisition of CCL for R$1,683.7 million (actual expenditure of R$1,451.5 million after deducting CCL’s shareholders’ equity and cash position); (ii) R$82.2 million, equivalent to US$35.0 million, related to the second tranche of the capital transfer to Radar; (iii) pre-operating expenses of R$5.5 million in Cosan Centro-Oeste (Jataí project) and Cosan Bioenergia (co-generation project).

E. Material Facts

▪
On January 27, 2009, Cosan announced that the Brazilian Securities and Exchange Commission (CVM) had approved the admission of the Company’s subscription warrants for trading on the stock market. These warrants constituted an additional benefit to the subscribers of each new share resulting from the Cosan S.A. capital increase which was concluded on November 10, 2008. The subscription warrants can be traded as independent securities under the ticker CSAN11 on the São Paulo Stock Exchange (BM&F Bovespa S.A. Bolsa de Valores) and may be exercised at any time until December 31, 2009.

▪
In March 2009, Rumo Logística S.A. entered into an agreement with ALL for the rail transportation of bulk sugar and other sugarcane by-products. The agreement envisages investments of approximately R$ 1.2 billion by Rumo, which will be raised in such a way as not to increase the group’s debt. The funds will be allocated as follows: (i) R$535 million to duplicating, expanding and improving the track and yards of the Bauru-Santos/SP rail corridor; (ii) R$ 435 million to the acquisition of locomotives and railcars; and (iii) R$ 206 million to the construction and expansion of terminals. In return, ALL will guarantee (i) a minimum transport volume curve, reaching 1.09 million tonnes per month as of the 4th year; (ii) competitive tariffs in comparison with road transport; (iii) management of the works and indication of rolling stock suppliers; and (iv) payment of rent on equipment in proportion to the volume of merchandise transported. These investments will permit the transportation of around 9 million tonnes per year to the Port of Santos if the contractual conditions are implemented.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

F. Guidance for the FY’09

▪
This section presents guidance by range of variation for the same key parameters for the company, including non-relevant variations below 5%, medium variations of up to 15%, material variations of up to 30% and significant variations of over 30%. In addition, other statements within this letter may be forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Act of 1934 as well as amendments to same. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are subject to various risks, uncertainties and factors related to the market and operations of Cosan and its subsidiaries that may cause the actual results of the Company to be significantly different from any future results expressed or implied by such predictions. Although Cosan believes that the expectations and assumptions reflected in the forward-looking statements are fair, based on information currently available to its management, it cannot guarantee future results or events. Cosan also expressly disclaims any responsibility for updating any of the forward-looking statements.

▪	Guidance has not been updated this quarter and comprises CAA’s 12-month figures. Guidance including CCL’s operations will only be disclosed at the end of the next quarter.

Guidance	2007FY	2008FY	2009FY	Changes from previous guidance
FX Rate - EoP (R$:US$)	2.0339	1.6872	▲▲▲	-
Crushed Cane Volume (thousand tons)	36,157	40,315	▲	-
Sugar Volume Sold (thousand tons)	3,241	3,147	▲	-
Ethanol Volume Sold (million liters)	1,322	1,568	▲	-
Avg. Sugar Price (R$/ton)	683	454	▲▲▲	-
Avg. Ethanol Price (R$/thousand liter)	897	714	▲▲	-
Revenues (R$MM)	3,605	2,736	▲▲▲	-
COGS (R$MM)	2,481	2,387	▲▲	-
EBITDA (R$MM)	928	173	▲▲▲	-
EBITDAH (R$MM)	854	398	▲▲▲	-
Net Profit/Loss (R$MM)	357	(48)	▼▼▼	-
Operating Capex (R$MM)	684	1,051	▲	-

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

G. Financial Statements of Cosan S.A. – BR GAAP

Income Statement (In million of reais)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
Gross Operating Revenue	2,702.4	3,902.9	2,978.6	755.4	636.4	678.3	747.5	916.4	692.7	760.1	2,746.4
(-) Sales Taxes and Deductions	(224.5)	(297.8)	(242.5)	(73.3)	(44.7)	(50.8)	(73.5)	(73.4)	(53.1)	(45.0)	(180.7)
(=) Net Operating Revenue	2,477.9	3,605.1	2,736.2	682.1	591.7	627.5	674.0	843.0	639.6	715.1	2,565.6
(-) Cost of Goods Sold and Services Rendered	(1,721.3)	(2,481.1)	(2,387.1)	(511.8)	(548.0)	(551.1)	(594.4)	(693.6)	(626.0)	(547.1)	(2,187.6)
(=) Gross Profit	756.6	1,123.9	349.0	170.3	43.7	76.4	79.6	149.4	13.6	167.9	378.0
Margin	30.5%	31.2%	12.8%	25.0%	7.4%	12.2%	11.8%	17.7%	2.1%	23.5%	14.7%
(-) Operating Income (Expenses):	(819.1)	(558.6)	(428.0)	98.9	(24.6)	(51.8)	(186.1)	(165.5)	(99.4)	(760.9)	(425.5)
(-) Selling	(217.1)	(282.0)	(301.3)	(75.2)	(61.1)	(91.9)	(73.4)	(74.9)	(85.7)	(88.6)	(156.8)
(-) General and Administrative	(150.0)	(246.2)	(210.2)	(97.7)	(57.0)	(45.5)	(49.9)	(57.7)	(59.7)	(65.7)	(72.3)
(-) Financial Income (Expenses), Net	(245.2)	158.0	284.3	333.6	150.8	144.3	(11.9)	1.0	86.9	(551.8)	(159.2)
(±) Earnings (Losses) on Equity Investments	0.6	(0.1)	6.6	(0.5)	0.1	0.0	0.1	6.4	0.2	(0.3)	13.6
(-) Goodwill Amortization	(142.8)	(223.7)	(201.4)	(55.9)	(56.0)	(56.6)	(48.2)	(40.6)	(40.4)	(40.4)	(65.2)
(±) Other Operating Income (Expenses), Net	(11.8)	35.3	(6.0)	(5.4)	(1.5)	(2.0)	(2.7)	0.3	(0.6)	(14.2)	14.4
(-) Expenses with Placement of Shares	(52.8)	-	-	-	-	-	-	-	-	-	-
(=) Operating Income (Loss)	(62.5)	565.3	(79.0)	269.1	19.1	24.6	(106.6)	(16.1)	(85.8)	(593.0)	(47.4)
Margin	-2.5%	15.7%	-2.9%	39.5%	3.2%	3.9%	-15.8%	-1.9%	-13.4%	-82.9%	-1.8%
(±) Non-operating Result, Net	(1.0)	2.0	10.0	0.4	3.0	2.3	1.1	3.7	4.5	6.2	105.9
(=) Income (Loss) before Taxes	(63.5)	567.3	(69.0)	269.5	22.1	26.9	(105.5)	(12.4)	(81.3)	(586.7)	58.5
(±) Income and Social Contribution Taxes	5.8	(203.9)	18.7	(102.5)	(9.0)	(12.3)	33.5	6.6	22.4	205.9	(53.3)
(±) Minority Interest	(6.9)	(6.2)	2.5	(2.3)	0.6	0.7	0.6	0.5	0.8	0.1	0.0
(=) Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)	5.2
Margin	-2.6%	9.9%	-1.7%	24.2%	2.3%	2.4%	-10.6%	-0.6%	-9.1%	-53.2%	0.2%
● EBITDA	517.7	928.0	172.9	128.4	49.5	75.9	1.3	46.2	24.7	176.3	234.5
Margin	20.9%	25.7%	6.3%	18.8%	8.4%	12.1%	0.2%	5.5%	3.9%	24.7%	9.1%
● EBITDAH (Ebitda adjusted by Hedge)	308.6	853.7	397.8	136.4	133.3	142.7	94.4	27.3	69.9	179.3	359.5
Margin	13.6%	24.2%	13.4%	19.8%	19.7%	20.6%	12.3%	3.3%	10.2%	25.0%	13.4%
● Depreciation & Amortization	139.9	297.0	341.3	136.5	125.4	139.0	47.8	29.1	157.2	176.8	71.1

Cash Flow Statement (In millions of reais)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
Net Income (Loss) for the Year	(64.6)	357.3	(47.8)	164.7	13.7	15.2	(71.4)	(5.3)	(58.1)	(380.7)	5.2
Non-cash Adjustments:
Earnings (Losses) from Equity Investments	(0.6)	0.1	(6.6)	0.5	(0.1)	(0.0)	(0.1)	(6.4)	(0.2)	0.3	(13.6)
Depreciation & Amortization	139.9	297.0	341.3	136.5	125.4	139.0	47.8	29.1	157.2	176.8	71.1
Residual Value of Permanent Assets Disposals	6.7	8.4	11.0	3.8	2.6	4.2	0.1	4.1	2.8	2.8	3.0
Goodwill Amortization	142.8	223.7	201.4	55.9	56.0	56.6	48.2	40.6	40.4	40.4	65.2
Accrued Financial Expenses	48.7	(190.6)	(116.0)	(344.9)	(103.0)	(63.2)	87.5	(37.2)	(26.2)	572.0	297.8
Other Non-cash Items	(25.6)	119.7	(52.7)	117.0	(9.9)	(17.0)	(17.6)	(8.2)	(24.5)	(170.6)	49.3
(=) Adjusted Net Profit (Loss)	247.4	815.5	330.7	133.5	84.5	134.8	94.5	16.8	91.4	241.0	478.0
(±) Variation on Assets and Liabilities	(314.8)	(148.0)	(349.8)	321.5	(224.7)	(306.6)	(152.6)	334.1	(137.2)	(391.3)	(140.7)
(=) Cash Flow from Operating Activities	(67.4)	667.5	(19.2)	455.1	(140.2)	(171.8)	(58.1)	350.9	(45.8)	(150.3)	337.3
Marketable Securities	(766.6)	197.2	(361.8)	(269.6)	338.7	230.9	(1,326.0)	394.6	400.8	(600.6)	681.0
Goodwill Paid in Equity Investment Acquisitions	(536.1)	(3.7)	-	-	(1.8)	(0.3)	(0.4)	2.5	3.0	(0.7)	(1,451.5)
Acquisition of Investments	-	(80.0)	(169.6)	(80.0)	(2.1)	-	(0.0)	(167.5)	(3.8)	(60.7)	(82.2)
Acquisition of Property, Plant and Equipment	(208.9)	(683.5)	(1,050.5)	(365.1)	(170.3)	(136.8)	(270.8)	(472.6)	(253.3)	(304.6)	(426.9)
Additions to Deferred Charges and Other	0.2	(0.6)	(2.6)	(0.4)	(0.1)	(0.4)	(0.2)	(1.8)	(11.5)	(9.7)	(5.5)
(=) Cash Flow from Investment Activities	(1,511.4)	(570.7)	(1,584.5)	(715.1)	164.3	93.4	(1,597.4)	(244.8)	135.2	(976.3)	(1,285.1)
Additions of Debt	1,878.8	854.7	198.3	(47.0)	1.9	8.8	213.0	(25.5)	3.0	315.8	1,196.4
Payments of Principal and Interest on Debt	(1,159.9)	(375.6)	(839.4)	(25.9)	(97.7)	(370.0)	(319.6)	(52.2)	(67.8)	(26.7)	(148.3)
Capital Increase	885.8	6.9	1,742.6	-	-	-	1,742.6	-	-	880.0	-
Treasury Stock	-	-	-	-	-	-	-	-	-	(4.2)	-
Capital Increase at subsidiaries	-	-	-	-	-	-	-	-	-	3.5	-
Dividends	-	-	(75.8)	-	-	-	-	(75.8)	-	-	-
Other	-	-	-	-	6.8	(4.4)	-	(2.4)	-	-	(5.9)
(=) Cash Flows from Financing Activities	1,604.6	486.0	1,025.7	(72.9)	(88.9)	(365.5)	1,636.0	(155.9)	(64.8)	1,168.4	1,042.2
(=) Total Cash Flow	25.8	582.8	(578.0)	(333.0)	(64.8)	(443.9)	(19.4)	(49.8)	24.6	41.8	94.4
(+) Cash & Equivalents, Beginning	35.2	61.0	643.8	976.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2
(=) Cash & Equivalents, Closing	61.0	643.8	65.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2	226.6

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Balance Sheet (In million of reais)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
Cash and Cash Equivalents	61.0	643.8	65.8	643.8	579.0	135.1	115.7	65.8	90.4	132.2	226.6
Marketable Securities	770.5	573.3	944.2	573.3	237.4	6.5	1,332.5	944.2	543.5	1,144.1	463.1
Derivative Financial Instruments	288.6	37.6	86.5	37.6	94.0	3.6	67.3	86.5	88.4	8.8	17.9
Trade Accounts Receivable	212.6	112.3	215.2	112.3	140.4	107.3	105.4	215.2	115.5	215.9	459.0
Inventories	390.8	503.4	570.5	503.4	790.2	1,194.8	1,019.7	570.5	905.6	1,439.9	1,643.7
Advances to Suppliers	132.7	211.4	226.1	211.4	308.6	304.5	243.1	226.1	252.3	287.0	239.9
Related Parties	0.0	-	16.3	-	-	-	-	16.3	1.1	28.4	35.8
Deferred Income and Social Contribution Taxes	41.4	38.1	-	38.1	26.9	24.2	26.0	-	-	-	-
Recoverable Taxes	63.4	54.0	129.8	54.0	57.9	33.8	50.4	129.8	121.3	160.6	240.7
Other Assets	52.4	50.9	29.0	50.9	36.4	41.2	29.3	29.0	21.9	37.1	82.3
Current Assets	2,013.4	2,224.7	2,283.6	2,224.7	2,270.8	1,851.1	2,989.4	2,283.6	2,140.0	3,453.9	3,409.0
Accounts Receivable from Federal Government	-	318.4	342.2	318.4	318.4	331.4	339.2	342.2	342.2	342.2	342.2
CTN's-Restricted Brazilian Treasury Bills	104.9	123.3	151.7	123.3	127.8	135.9	144.9	151.7	164.8	170.9	175.5
Deferred Income and Social Contribution Taxes	361.8	242.5	357.0	242.5	261.6	277.1	297.9	357.0	386.7	567.8	665.0
Advances to Suppliers	-	-	77.3	-	-	-	44.5	77.3	88.2	93.6	125.3
Other Assets	99.5	112.4	124.3	112.4	108.1	105.8	107.2	124.3	124.1	124.0	159.1
Investments	13.4	93.2	120.3	93.2	13.8	13.9	14.0	120.3	124.2	184.7	280.5
Property, Plant and Equipment	1,656.4	2,013.1	2,771.4	2,013.1	2,076.7	2,070.3	2,293.3	2,771.4	2,864.7	2,993.1	3,365.0
Goodwill	1,353.0	1,133.2	1,160.7	1,133.2	1,146.6	1,090.2	1,042.4	1,160.7	1,115.6	1,074.5	2,493.8
Deferred Charges	2.3	2.6	4.9	2.6	3.2	3.6	3.7	4.9	18.0	27.7	24.0
Noncurrent Assets	3,591.3	4,038.6	5,109.9	4,038.6	4,056.2	4,028.1	4,287.1	5,109.9	5,228.5	5,578.5	7,630.4
(=) Total Assets	5,604.8	6,263.4	7,393.5	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,032.4	11,039.4
Loans and Financings	68.8	89.0	83.3	89.0	116.5	105.1	74.9	83.3	66.4	301.7	1,484.7
Derivatives Financial Instruments	65.4	35.5	41.9	35.5	48.0	31.2	20.5	41.9	13.1	105.3	49.5
Trade Accounts Payable	201.7	113.8	191.0	113.8	315.2	373.3	196.3	191.0	331.6	489.9	518.2
Salaries Payable	49.7	63.3	80.7	63.3	91.7	113.4	51.7	80.7	119.0	143.0	77.7
Taxes and Social Contributions Payable	111.1	126.2	116.1	126.2	131.5	101.0	93.3	116.1	115.0	109.7	163.2
Advances from Customers	79.2	49.4	26.3	49.4	41.0	28.7	30.0	26.3	25.5	32.1	33.1
Promissory Notes	55.8	1.3	-	1.3	1.3	-	-	-	-	-	-
Related Parties	0.1	0.7	-	0.7	-	-	-	-	-	-	2.5
Deferred Income and Social Contribution Taxes	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5	5.5
Other Liabilities	32.8	107.2	32.9	107.2	87.3	12.3	8.3	32.9	17.5	25.2	23.9
Current Liabilities	670.0	591.7	577.7	591.7	838.1	770.5	480.5	577.7	693.4	1,212.3	2,358.2
Loans and Financing	2,002.7	2,770.4	2,136.2	2,770.4	2,591.1	2,178.8	2,196.8	2,136.2	2,047.9	2,679.3	2,904.5
Taxes and Social Contributions Payable	446.9	338.5	359.3	338.5	336.5	345.0	340.1	359.3	351.5	346.1	336.0
Promissory Notes	12.7	-	-	-	-	-	-	-	-	-	-
Provision for Contingencies	907.4	728.0	832.4	728.0	741.0	757.5	775.3	832.4	849.8	873.1	1,114.1
Advances from Customers	86.9	49.5	-	49.5	15.6	14.5	-	-	-	-	-
Deferred Taxes on Revaluation Reserves	40.8	33.4	27.6	33.4	30.9	28.3	27.4	27.6	24.5	21.9	19.7
Related Parties	1.4	-	-	-	-	-	-	-	-	-	405.3
Pension Fund	-	-	-	-	-	-	-	-	-	-	58.5
Other Liabilities	66.5	100.6	116.8	100.6	109.6	105.9	107.0	116.8	116.8	116.5	115.0
Noncurrent Liabilities	3,565.4	4,020.4	3,472.3	4,020.4	3,824.7	3,429.9	3,446.7	3,472.3	3,390.5	4,037.0	4,953.1
Minority Shareholders' Interest	14.0	20.2	17.7	20.2	19.6	18.9	18.2	17.7	17.0	20.3	31.5
Capital	1,185.8	1,192.7	2,935.3	1,192.7	1,192.7	1,192.7	2,935.3	2,935.3	2,935.3	3,815.3	3,815.3
Profits Reserve	-	227.3	180.2	227.3	227.3	227.3	227.3	180.2	180.2	180.2	180.2
Legal Reserve	-	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0	16.0
Stock in Treasury	-	-	-	-	-	-	-	-	-	(4.2)	(4.2)
Revaluation Reserves	195.9	195.0	194.4	195.0	194.7	194.5	194.4	194.4	194.2	193.8	93.2
Accumulated losses	(26.2)	-	-	-	13.9	29.4	(41.9)	-	(57.9)	(438.2)	(403.9)
Shareholders' Equity	1,355.4	1,631.0	3,325.8	1,631.0	1,644.7	1,659.9	3,331.1	3,325.8	3,267.7	3,762.8	3,696.6
(=) Total Liabilities & Shareholders' Equity	5,604.8	6,263.4	7,393.5	6,263.4	6,327.0	5,879.2	7,276.4	7,393.5	7,368.5	9,032.4	11,039.4

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Credit Statistics (LTM) (In million of reais)	Apr'06 FY'06		Apr'07 FY'07		Apr'08 FY'08		Apr'07 4Q'07		Jul'07 1Q'08		Oct'07 2Q'08		Jan'08 3Q'08		Apr'08 4Q'08		Jul'08 1Q'09		Oct'08 2Q'09		Jan'09 3Q'09
Net Operating Revenues	2,477.9		3,605.1		2,736.2		3,605.1		3,252.7		2,872.1		2,575.2		2,736.2		2,784.1		2,871.6		4,763.3
● Gross Profit	756.6		1,123.9		349.0		1,123.9		799.5		580.9		369.9		349.0		318.9		410.5		708.9
● EBITDA	517.7		928.0		172.9		928.0		648.5		451.8		255.1		172.9		148.1		248.5		481.8
● EBIT	377.8		631.1		(168.4)		631.1		296.4		20.3		(193.6)		(168.4)		(225.1)		(162.5)		47.4
● Encargos Financeiros da Dívida Líquida	83.4		127.8		106.2		127.8		133.3		139.4		126.2		106.2		91.9		85.2		136.1
● Net Profit	(64.6)		357.3		(47.8)		357.3		365.6		257.0		122.2		(47.8)		(119.6)		(515.5)		(438.9)
Liquid Funds	831.5		1,217.1		1,010.1		1,217.1		816.4		141.6		1,448.2		1,010.1		633.9		1,276.3		689.7
● Cash and Cash Equivalents	61.0		643.8		65.8		643.8		579.0		135.1		115.7		65.8		90.4		132.2		226.6
● Marketable Securities	770.5		573.3		944.2		573.3		237.4		6.5		1,332.5		944.2		543.5		1,144.1		463.1
Short-Term Debt	171.4		109.7		80.5		109.7		126.3		99.6		80.2		80.5		62.9		298.6		1,477.8
● Loans and Financings	42.9		71.1		65.7		71.1		100.7		82.6		65.1		65.7		48.8		279.3		1,475.3
● Pre-Export Contracts	72.6		36.7		14.8		36.7		24.4		17.0		15.1		14.8		14.0		19.3		-
● Promissory Notes	55.8		1.3		-		1.3		1.3		-		-		-		-		-		-
● Empresas Ligadas	0.1		0.7		-		0.7		-		-		-		-		-		-		2.5
Long-Term Debt	1,631.3		2,324.8		1,592.4		2,324.8		2,108.6		1,678.5		1,663.6		1,592.4		1,474.9		2,101.7		2,733.0
● Loans and Financings	1,530.3		2,275.3		1,592.4		2,275.3		2,092.9		1,663.9		1,663.6		1,592.4		1,474.9		2,101.7		2,327.6
● Pre-Export Contracts	86.9		49.5		-		49.5		15.6		14.5		-		-		-		-		-
● Promissory Notes	12.7		-		-		-		-		-		-		-		-		-		-
● Empresas Ligadas	1.4		-		-		-		-		-		-		-		-		-		405.3
Total Debt	1,802.7		2,434.5		1,672.9		2,434.5		2,234.9		1,778.0		1,743.8		1,672.9		1,537.7		2,400.3		4,210.7
Net Debt	971.2		1,217.4		662.9		1,217.4		1,418.5		1,636.4		295.6		662.9		903.8		1,124.0		3,521.1
Current Assets	2,013.4		2,224.7		2,283.6		2,224.7		2,270.8		1,851.1		2,989.4		2,283.6		2,140.0		3,453.9		3,409.0
Current Liabilities	670.0		591.7		577.7		591.7		838.1		770.5		480.5		577.7		693.4		1,212.3		2,358.2
Shareholders' Equity	1,355.4		1,631.0		3,325.8		1,631.0		1,644.7		1,659.9		3,331.1		3,325.8		3,267.7		3,762.8		3,696.6
Capex - Property, Plant and Equipment	208.9		683.5		1,050.5		683.5		769.5		783.5		943.0		1,050.5		1,133.5		1,301.4		1,457.5
● Capex - Operational	208.9		597.4		779.4		597.4		653.0		677.8		797.0		779.4		783.0		739.5		699.1
EBITDA Margin	20.9%		25.7%		6.3%		25.7%		19.9%		15.7%		9.9%		6.3%		5.3%		8.7%		10.1%
● Gross Profit Margin	30.5%		31.2%		12.8%		31.2%		24.6%		20.2%		14.4%		12.8%		11.5%		14.3%		14.9%
● EBIT Margin	15.2%		17.5%		-6.2%		17.5%		9.1%		0.7%		-7.5%		-6.2%		-8.1%		-5.7%		1.0%
● Net Profit Margin	-2.6%		9.9%		-1.7%		9.9%		11.2%		8.9%		4.7%		-1.7%		-4.3%		-18.0%		-9.2%
Net Debt ÷ Shareholders' Equity
● Net Debt %	41.7%		42.7%		16.6%		42.7%		46.3%		49.6%		8.2%		16.6%		21.7%		23.0%		48.8%
● Shareholders' Equity %	58.3%		57.3%		83.4%		57.3%		53.7%		50.4%		91.8%		83.4%		78.3%		77.0%		51.2%
Long-Term Payable Debt to Equity Ratio	1.2	x	1.4	x	0.5	x	1.4	x	1.3	x	1.0	x	0.5	x	0.5	x	0.5	x	0.6	x	0.7	x
Liquidity Ratio (Current Assets ÷ Current Liabilities)	3.0	x	3.8	x	4.0	x	3.8	x	2.7	x	2.4	x	6.2	x	4.0	x	3.1	x	2.8	x	1.4	x
Net Debt ÷ EBITDA	1.9	x	1.3	x	3.8	x	1.3	x	2.2	x	3.6	x	1.2	x	3.8	x	6.1	x	4.5	x	7.3	x
● Short-Term Net Debt ÷ EBITDA	0.3	x	0.1	x	0.5	x	0.1	x	0.2	x	0.2	x	0.3	x	0.5	x	0.4	x	1.2	x	3.1	x
Net Debt ÷ (EBITDA - Capex)	3.1	x	5.0	x	-0.8	x	5.0	x	-11.7	x	-4.9	x	-0.4	x	-0.8	x	-0.9	x	-1.1	x	-3.6	x
● Net Debt ÷ (EBITDA - Operational Capex)	3.1	x	3.7	x	-1.1	x	3.7	x	-309.9	x	-7.2	x	-0.5	x	-1.1	x	-1.4	x	-2.3	x	-16.2	x
Interest Cover (EBITDA ÷ Net Financial Exp.)	6.2	x	7.3	x	1.6	x	7.3	x	4.9	x	3.2	x	2.0	x	1.6	x	1.6	x	2.9	x	3.5	x
● Interest Cover (EBITDA - Op.Capes)÷Net Fin.)	3.7	x	2.6	x	-5.7	x	2.6	x	-0.0	x	-1.6	x	-4.3	x	-5.7	x	-6.9	x	-5.8	x	-1.6	x
Avg. Debt Cost (Net.Fin.Exp. ÷ Net Debt)	8.6%		10.5%		16.0%		10.5%		9.4%		8.5%		42.7%		16.0%		10.2%		7.6%		3.9%

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

H. Financial Statements of Cosan Ltd – US GAAP

Income Statement (In millions of U.S. dollars)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
Net sales	1,096.6	1,679.1	1,491.2	328.1	301.3	328.0	376.7	485.3	394.0	383.8	1,103.4
(-) Cost of goods sold	(796.3)	(1,191.3)	(1,345.6)	(258.7)	(288.2)	(295.5)	(343.5)	(418.4)	(398.9)	(320.2)	(950.3)
(=) Gross profit	300.3	487.8	145.6	69.4	13.1	32.5	33.2	66.9	(4.9)	63.6	153.0
(-) Selling expenses	(97.8)	(133.8)	(168.6)	(35.2)	(32.0)	(50.2)	(41.6)	(44.9)	(53.0)	(47.9)	(67.6)
(-) General and administrative expenses	(72.0)	(121.1)	(115.1)	(48.6)	(30.1)	(24.4)	(30.2)	(30.5)	(36.3)	(34.9)	(42.2)
(=) Operating income (loss)	130.5	232.9	(138.1)	(14.3)	(49.0)	(42.0)	(38.6)	(8.5)	(94.2)	(19.2)	43.2
Operating margin	11.9%	13.9%	-9.3%	-4.4%	-16.3%	-12.8%	-10.2%	-1.8%	-23.9%	-5.0%	3.9%
(-) Other income (expense):
Financial	(226.6)	289.4	116.8	213.4	53.7	75.6	(131.8)	119.3	26.5	(234.4)	(137.2)
Gain on sale of PP&E	-	-	-	-	-	-	-	-	-	-	-
Other	(5.5)	16.3	(3.7)	(2.6)	(0.5)	0.1	(1.4)	(1.8)	(3.5)	(8.1)	6.6
(=) Income (loss) before income taxes	(101.6)	538.5	(25.0)	196.5	4.2	33.7	(171.9)	109.0	(71.2)	(261.7)	(87.3)
(-) Income taxes expense (benefit)	29.7	(188.8)	19.8	(72.2)	(1.7)	(8.1)	57.5	(27.9)	23.2	94.5	(1.7)
(=) Income (loss) before equity	(71.8)	349.7	(5.2)	124.2	2.5	25.6	(114.3)	81.1	(48.0)	(167.2)	(89.1)
(±) Equity in income of affiliates	1.6	(0.0)	(0.2)	(0.2)	(0.2)	(1.8)	(0.5)	2.3	0.1	1.2	5.2
(±) Minority interest in net (income) loss	33.1	(173.0)	22.0	(61.4)	(1.0)	(6.1)	55.2	(26.1)	18.6	52.0	19.3
(=) Net income (loss)	(37.1)	176.7	16.6	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)
Margin	-3.4%	10.5%	1.1%	19.1%	0.4%	5.4%	-15.8%	11.8%	-7.4%	-29.7%	-5.9%
● EBITDA	223.6	436.5	94.3	73.4	25.7	41.9	11.8	15.0	14.6	72.2	92.2
Margin	20.4%	26.0%	6.3%	22.4%	8.5%	12.8%	3.1%	3.1%	3.7%	18.8%	8.4%
● EBIT	125.0	249.2	(141.8)	(17.0)	(49.5)	(41.9)	(40.0)	(10.3)	(97.7)	(27.3)	49.9
Margin	11.4%	14.8%	-9.5%	-5.2%	-16.4%	-12.8%	-10.6%	-2.1%	-24.8%	-7.1%	4.5%
● Depreciation and amortization	98.6	187.4	236.1	90.3	75.2	83.8	51.8	25.3	112.3	99.5	42.3

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Cash Flow Statement (In millions of U.S. dollars)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
● Cash flow from operating activities:
Net income (loss) for the year/quarter	(37.1)	176.7	16.6	62.6	1.2	17.7	(59.7)	57.3	(29.3)	(114.1)	(64.6)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	98.6	187.4	236.1	90.3	75.2	83.8	51.8	25.3	112.3	99.5	42.3
Deferred income and social contribution taxes	(53.0)	150.2	(52.4)	76.3	(8.6)	(5.9)	(51.9)	14.0	(31.6)	(86.7)	13.9
Interest, monetary and exchange variation	24.3	116.3	(43.7)	24.7	(53.1)	(44.5)	56.5	(2.5)	(14.5)	327.5	2.2
Minority interest in net income of subsidiaries	(33.1)	173.0	(22.0)	61.4	1.0	6.1	(55.2)	26.1	(18.6)	(52.0)	(19.3)
Others	15.9	(176.8)	15.2	(164.1)	5.8	6.9	(6.2)	8.7	9.2	5.4	(55.0)
	15.6	626.8	149.8	151.2	21.5	63.9	(64.6)	128.9	27.5	179.7	(80.5)
Decrease/increase in operating assets and liabilities:
Trade accounts receivable, net	(35.4)	48.2	(57.1)	47.7	(16.7)	15.4	6.4	(62.2)	63.9	(63.7)	26.5
Inventories	30.9	(54.1)	(31.7)	165.6	(147.8)	(240.5)	103.1	253.5	(214.0)	(197.2)	96.0
Advances to suppliers	(10.7)	(38.7)	(8.4)	(14.6)	(50.9)	(1.3)	35.2	8.6	(16.8)	(12.1)	22.8
Trade accounts payable	28.7	(43.2)	33.7	(41.1)	106.0	40.8	(100.9)	(12.2)	90.1	54.8	(83.8)
Derivative financial instruments	83.5	(155.0)	90.4	(38.7)	33.5	9.0	127.4	(79.6)	11.3	(4.8)	56.0
Taxes payable	(37.6)	(36.6)	(19.6)	(9.5)	(0.8)	(15.4)	13.7	(17.1)	(7.9)	(5.0)	(1.2)
Minority interest	-	-	-	-	-	-	-	-	-	-	-
Other assets and liabilities, net	11.0	(63.4)	(99.4)	8.2	11.1	(25.6)	(107.9)	23.0	16.2	(126.6)	23.5
	70.4	(342.8)	(92.2)	117.6	(65.6)	(217.7)	77.1	114.0	(57.1)	(354.6)	139.8
(=) Net cash provided by operating actitivities	86.0	284.0	57.6	268.7	(44.0)	(153.8)	12.5	242.9	(29.6)	(174.9)	59.2
● Cash flow from investing activities:
Restricted cash	(62.6)	47.0	(25.9)	(12.6)	(30.0)	48.9	(33.6)	(11.1)	0.1	37.4	(8.3)
Marketable securities	(366.9)	97.0	(671.0)	(124.4)	180.8	(972.6)	(71.0)	191.8	(202.4)	(123.4)	791.6
Acquisition of property, plant and equipment	(135.2)	(356.2)	(642.9)	(242.6)	(94.4)	(90.5)	(157.3)	(300.8)	(169.3)	(143.9)	(131.7)
Acquisitions, net of cash acquired	(260.9)	(39.4)	(102.0)	(39.4)	(1.1)	1.1	(1.2)	(100.8)	0.8	(45.2)	(671.5)
Purchase of goodwill and intangible assets	-	-	-	-	-	-	-	-	-	-	-
Other	-	-	-	-	-	(1.2)	1.2	-	-	-	(65.5)
(=) Net cash used in investing actitivities	(825.5)	(251.6)	(1,441.7)	(419.0)	55.3	(1,014.3)	(261.9)	(220.8)	(370.8)	(275.2)	(85.4)
● Cash flow from financing activities:
Proceeds from issuance of common stock	383.1	3.2	1,118.4	-	-	1,118.4	-	-	-	196.2	0.0
Capital increase on subsidiary from minority	-	-	324.4	-	-	-	312.7	11.7	-	-	-
Dividends Paid	-	-	(44.9)	(423.8)	-	-	-	(44.9)	-	-	-
Additions of financial debt	899.3	424.6	117.5	424.6	-	-	-	117.5	-	174.5	630.4
Payments of financial debt	(556.5)	(205.0)	(492.1)	(22.4)	(47.1)	(213.3)	(60.4)	(171.2)	(39.8)	(26.2)	(37.1)
Other	-	-	-	-	-	-	-	-	-	-	-
(=) Net cash provided by financing actitivities	725.9	222.8	1,023.3	(21.6)	(47.1)	905.1	252.3	(86.9)	(39.8)	344.6	593.4
Effect of exchange rate changes on cash and cash	29.6	32.1	112.6	28.7	27.0	32.2	3.6	49.8	458.1	81.8	(529.2)
(=) Variation in cash & equivalents	16.1	287.3	(248.2)	(143.2)	(8.8)	(230.7)	6.4	(15.0)	17.9	(23.7)	37.9
(+) Cash and cash equivalents at beginning of year	13.2	29.2	316.5	459.7	316.5	307.7	77.0	83.4	68.4	86.3	62.6
(=) Cash and cash equivalents at end of year	29.2	316.5	68.4	316.5	307.7	77.0	83.4	68.4	86.3	62.6	100.5

COSAN S.A. INDÚSTRIA E COMÉRCIO

Report on Company’s performance (Consolidated) (Continued)

Balance Sheet (In millions of U.S. dollars)	Apr'06 FY'06	Apr'07 FY'07	Apr'08 FY'08	Apr'07 4Q'07	Jul'07 1Q'08	Oct'07 2Q'08	Jan'08 3Q'08	Apr'08 4Q'08	Jul'08 1Q'09	Oct'08 2Q'09	Jan'09 3Q'09
Assets
Current assets:
Cash and cash equivalents	29.2	316.5	68.4	316.5	307.7	77.0	83.4	68.4	86.3	62.6	100.5
Restricted cash	63.0	17.7	47.2	17.7	49.2	1.8	35.2	47.2	50.7	0.1	5.1
Marketable securities	368.8	281.9	1,014.5	281.9	124.5	1,131.6	1,188.5	1,014.5	804.2	771.5	397.0
Derivative financial instruments	16.7	65.2	31.5	65.2	44.1	48.4	12.7	31.5	65.3	86.8	3.7
Trade accounts receivable, net	101.8	55.2	126.9	55.2	74.6	61.4	59.8	126.9	73.0	101.9	197.9
Inventories	187.2	247.5	337.7	247.5	415.9	677.0	571.2	337.7	577.6	680.5	709.5
Advances to suppliers	63.5	104.0	133.7	104.0	163.5	173.4	137.1	133.7	160.8	135.5	103.5
Deferred income taxes	74.8	-	-	-	-	-	-	-	-	-	25.7
Other current assets	55.4	51.6	103.2	51.6	49.4	42.2	44.5	103.2	99.7	132.6	158.4
	960.3	1,139.5	1,863.0	1,139.5	1,228.9	2,212.8	2,132.6	1,863.0	1,917.6	1,971.5	1,701.3
Noncurrent assets:
Property, plant and equipment, net	1,008.1	1,194.1	2,018.1	1,194.1	1,311.0	1,405.1	1,514.3	2,018.1	2,217.3	1,738.6	1,828.8
Goodwill	497.9	491.9	772.6	491.9	527.7	562.7	626.3	772.6	823.4	623.4	1,197.3
Intangible assets, net	98.9	94.0	106.1	94.0	99.7	105.2	102.0	106.1	111.8	81.8	73.1
Accounts Receivable from Federal Government	-	156.5	202.8	156.5	169.6	190.0	192.7	202.8	218.4	161.8	147.7
Other non-current assets	126.6	177.5	306.4	177.5	192.3	209.0	237.9	306.4	345.3	322.0	536.5
	1,731.4	2,113.9	3,406.1	2,113.9	2,300.3	2,472.0	2,673.3	3,406.1	3,716.3	2,927.5	3,783.5
(=) Total assets	2,691.8	3,253.4	5,269.1	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7
Liabilities and shareholders' equity
Current liabilities:
Trade accounts payable	96.6	55.9	114.4	55.9	166.6	212.0	110.5	114.4	212.0	235.8	223.7
Advances from customers	37.9	24.3	15.6	24.3	21.9	16.4	17.0	15.6	15.3	15.2	14.3
Taxes payable	40.0	57.5	62.9	57.5	64.8	51.7	47.1	62.9	67.4	47.4	66.1
Salaries payable	23.8	31.1	47.8	31.1	47.9	63.8	29.2	47.8	75.8	67.5	33.5
Current portion of long-term debt	46.6	36.1	38.2	36.1	51.8	44.0	27.9	38.2	33.2	134.2	786.7
Derivative financial instruments	133.4	9.8	55.0	9.8	15.0	26.8	102.3	55.0	102.1	112.1	83.3
Dividends payable	-	37.3	-	37.3	40.4	-	-	-	-	-	-
Deferred income taxes	-	-	-	-	-	-	-	-	-	10.3	-
Other liabilities	18.9	22.2	25.2	22.2	10.2	7.3	7.8	25.2	14.1	13.3	15.9
	397.1	274.2	359.1	274.2	418.5	422.0	342.0	359.1	519.8	635.7	1,223.6
Long-term liabilities:
Long-term debt	941.7	1,342.5	1,249.3	1,342.5	1,357.2	1,226.2	1,226.5	1,249.3	1,291.4	1,257.4	1,246.5
Estimated liability for legal proceedings	462.2	379.2	494.1	379.2	417.8	459.8	442.0	494.1	545.0	414.1	546.4
Taxes payable	152.4	106.9	170.4	106.9	115.7	130.5	127.7	170.4	181.9	133.4	187.1
Advances from customers	41.6	24.3	-	24.3	8.3	8.3	-	-	-	-	-
Deferred income taxes	81.6	141.6	101.8	141.6	142.2	144.7	85.9	101.8	83.6	-	-
Other long-term liabilities	33.1	47.5	101.7	47.5	50.3	51.0	72.8	101.7	103.3	107.7	181.6
	1,712.7	2,042.0	2,117.4	2,042.0	2,091.5	2,020.4	1,954.9	2,117.4	2,205.3	1,912.7	2,161.5
Minority interest in consolidated subsidiaries	287.6	463.6	796.8	463.6	504.0	550.0	873.4	796.8	839.7	602.8	530.7
Shareholders' equity:
Common stock	1.0	1.0	2.3	1.0	1.0	2.1	2.1	2.3	2.3	2.7	2.7
Additional paid-in capital	349.2	354.0	1,723.1	354.0	514.2	1,473.3	1,471.0	1,723.1	1,724.6	1,920.9	1,922.0
Accumulated other comprehensive income	19.8	36.7	171.8	36.7	-	116.0	121.3	171.8	273.1	(130.9)	(246.2)
Retained earnings (losses)	(75.8)	81.9	98.5	81.9	-	100.9	41.2	98.5	69.2	(44.9)	(109.5)
Total shareholders' equity	294.2	473.6	1,995.7	473.6	515.2	1,692.2	1,635.6	1,995.7	2,069.1	1,747.8	1,569.0
(=) Total liabilities and shareholders' equity	2,691.8	3,253.4	5,269.1	3,253.4	3,529.1	4,684.8	4,805.9	5,269.1	5,634.0	4,899.0	5,484.7

Non-financial information was not reviewed by our independent auditors.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information

Ownership interest in subsidiaries

Name of subsidiary	CNPJ	Classification	Ownership interest in investee %	Net worth of investor %	Type of company	Number of shares held in current quarter (thousand)	Number of shares held in prior quarter (thousand)

Usina da Barra S.A. Açúcar e Álcool	08.070.508/0001-78	Unlisted subsidiary	89.91	70.09	Commercial, industrial and others	1,366,039	717,538
Cosanpar Participações S.A.	09.503.936/0001-00	Unlisted subsidiary	100.00	46.76	Commercial, industrial and others	1,706,779	557,379

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

1.	Shareholding structure at January 31, 2009 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the shareholding structure showing investors or shareholders/members holding directly or indirectly more than 5% of the voting capital, including individuals and companies domiciled abroad at January 31, 2009.

Cosan S.A. Indústria e Comércio
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Cosan Limited	226,165,734	69.05	-	-	226,165,734	69.05
Cosan Limited (temporary investment)	960,600	0.29	-	-	960,600	0.29
Credit Suisse Hedging-Griffo Corretora de Valores S.A. (*)	28,445,993	8.68	-	-	28,445,993	8.68
Others	71,975,705	21.98	-	-	71,975,705	21.98
	327,548,032	100.00	-	-	327,548,032	100.00
(*) Interest on October 13, 2008.

Cosan Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings Limited	77,432,877	28.61	-	-	77,432,877	28.61
Fundos Gávea (*)	39,445,393	14.57	-	-	39,445,393	14.57
Usina Costa Pinto S.A. Açúcar e Álcool	30,010,278	11.09	-	-	30,010,278	11.09
Janus Capital Group (1)	17,141,850	6.33	-	-	17,141,850	6.33
FMR LLC (1)	15,792,300	5.83	-	-	15,792,300	5.83
Wellington Management Company (1)	13,938,700	5.15	-	-	13,938,700	5.15
Others	76,925,987	28.42	-	-	76,925,987	28.42
	270,687,385	100.00	-	-	270,687,385	100.00
(*) Interest on November 10, 2008.

Queluz Holdings Limited
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz Holdings II GmbH	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz Holdings II GmbH
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Queluz S.A. Adm. e Participações	10,000	100.00	-	-	10,000	100.00
	10,000	100.00	-	-	10,000	100.00

Queluz S.A. Adm. e Participações
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Aguassanta Participações S.A.	66,321,766	100.00	-	-	66,321,766	100.00
	66,321,766	100.00	-	-	66,321,766	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

1.	Shareholding structure at January 31, 2009 (Not reviewed by our independent auditors)--Continued

Aguassanta Participações S.A.
Shareholding	Common shares	%	Preferred shares	%	Total shares	%
Usina Bom Jesus S.A. Açúcar e Álcool	1,261,352	75.29	-	-	1,261,352	75.29
Flama Empreend. e Part. S.A.	88,094	5.26	-	-	88,094	5.26
Nova Celisa S.A.	88,081	5.26	-	-	88,081	5.26
Others	237,781	14.19	-	-	237,781	14.19
	1,675,308	100.00	-	-	1,675,308	100.00

Usina Bom Jesus S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Nova Celisa S.A.	3,146,361,418	66.94	-	-	3,146,361,418	66.94
R.A. Coury Agrícola e Participações Ltda.	532,274,315	11.32	-	-	532,274,315	11.32
Others	1,021,364,267	21.74	-	-	1,021,364,267	21.74
	4,700,000,000	100.00	-	-	4,700,000,000	100.00

Nova Celisa S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rio das Pedras Participações S.A.	918,000	51.00	882,000	50.00	1,800,000	50.51
Isa Participações Ltda.	882,000	49.00	882,000	50.00	1,764,000	49.49
	1,800,000	100.00	1,764,000	100.00	3,564,000	100.00

Rio das Pedras Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silveira Mello	1,349,877,943	99.91	-	-	1,349,877,943	99.91
Mônica Mellão Silveira Mello	1,196,078	0.09	-	-	1,196,078	0.09
	1,351,074,021	100.00	-	-	1,351,074,021	100.00

Isa Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Isaltina Ometto Silveira Mello	999	99.90	-	-	999	99.90
Others	1	0.10	-	-	1	0.10
	1,000	100.00	-	-	1,000	100.00

R.A. Coury Agrícola e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Raul Coury Filho	9,044,070	20.83	-	-	9,044,070	20.83
Luiz Gustavo Coury	5,999,766	13.81	-	-	5,999,766	13.81
Jorge Coury Sobrinho	5,999,766	13.81	-	-	5,999,766	13.81
Maria Beatriz Coury	5,999,766	13.81	-	-	5,999,766	13.81
Rosana E. Coury Mac Donell	5,999,766	13.81	-	-	5,999,766	13.81
Myrian C. Coury Meneguel	5,999,766	13.81	-	-	5,999,766	13.81
Raul Coury	2,196,050	5.06	-	-	2,196,050	5.06
Anita Cobra Coury	2,196,050	5.06	-	-	2,196,050	5.06
	43,435,000	100.00	-	-	43,435,000	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

1.	Shareholding structure at January 31, 2009 (Not reviewed by our independent auditors)--Continued

Flama Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Fernando Luiz Altério	20,842	50.01	41,675	50.00	62,517	50.00
Ana Maria Ometto Altério	20,833	49.99	41,675	50.00	62,508	50.00
	41,675	100.00	83,350	100.00	125,025	100.00

Usina Costa Pinto S.A. Açúcar e Álcool
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Pedro Ometto S.A. Administração e Participações	64,998,204	100.00	49,995,534	38.46	114,993,738	58.97
Hyposwiss Banco Privado S.A. (Switzerland) (1)	-	-	38,371,510	29.52	38,371,510	19.68
Jaime Michaan Chalan	-	-	11,245,000	8.65	11,245,000	5.76
Aguassanta Participações S.A.	835	-	11,150,069	8.58	11,150,904	5.72
Isaac Michaan	-	-	10,122,650	7.79	10,122,650	5.19
Others	961	-	9,115,237	7.00	9,116,198	4.68
	65,000,000	100.00	130,000,000	100.00	195,000,000	100.00

Pedro Ometto S.A. Administração e Participações
Shareholders	Common shares	%	Preferred shares	%	Total shares	%
Nova Aguassanta Administração de Participações Ltda.	222,752,725	99.99	-	-	222,752,725	99.99
Others	65	0.01	-	-	65	0.01
	222,752,790	100.00	-	-	222,752,790	100.00

Nova Aguassanta Administração e Participações Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Aguassanta Participações S.A.	1	91.50	-	-	1	91.50
Ometto Moreno Comércio e Empreendimentos Ltda.	4	6.25	-	-	4	6.25
Others	4	2.25	-	-	4	2.25
	9	100.00	-	-	9	100.00

Ometto Moreno Comércio e Empreendimentos Ltda.
Shareholder	Units of interest	%	Units of interest	%	Total units of interest	%
Fernando Manoel Ometto Moreno	2,351,956	100.00	-	-	2,351,956	100.00
Other	1	0.00	-	-	1	0.00
	2,351,957	100.00	-	-	2,351,957	100.00

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

1.	Shareholding structure at January 31, 2009 (Not reviewed by our independent auditors)--Continued

Belga Empreendimentos e Participações S.A.
Shareholder	Common shares	%	Preferred shares	%	Total shares	%
Rubens Ometto Silverira Mello	4,139	99.98	-	-	4,139	99.98
Mônica Maria Mellão Silveira Mello	1	0.02	-	-	1	0.02
	4,140	100.00	-	-	4,140	100.00

(1)	These companies, which are headquartered abroad, do not belong to Cosan Group and do not have information on their shareholders disclosed in the market.

2.	Company’s marketable securities in the hands of controlling shareholders and management at January 31, 2009 (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number and characteristics of marketable securities issued by the Company that are directly or indirectly owned by the Controlling Shareholder/Member, officers or members of the Board of Directors or Management at January 31, 2009 and 2008, as follows:

	01/31/09		01/31/08
Shareholder	Quantity	%	Quantity	%
Controlling group
- Cosan Limited	226,165,734	69.05	152,939,440	56.11
- Cosan Limited (temporary investment)	960,600	0.29	-	-
- Aguassanta Participações S.A.	23,212	0.01	436,792	0.16
- Rio das Pedras Participações S.A.	3,375	0.00	27,195	0.01
- Nova Celisa S.A.	468	0.00	468	0.00
	227,153,389	69.35	153,403,895	56.28
Treasury Stock	343,139	0.10	-	-
Board of Directors	793,255	0.24	951,228	0.35
Executive Board	261,402	0.09	410,293	0.15
	228,551,185	69.68	154,765,416	56.78

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

3.	Number of shares outstanding at January 31, 2009 – 99,228,086 (30.29%) (Not reviewed by our independent auditors)

In accordance with the Special Corporate Governance Practices Guidelines (“Novo Mercado”) please find below a statement showing the number of outstanding shares and their percentage in relation to total shares issued at January 31, 2009 and 2008.

Cosan S.A. Indústria e Comércio	01/31/09		01/31/08
Shareholder	Total shares	%	Total shares	%
Cosan Limited	226,165,734	69.05	152,939,440	56.11
Cosan Limited (temporary investments)	960,600	0.29	-	-
Aguassanta Participações S.A.	23,212	0.01	436,792	0.16
Rio das Pedras Participações S.A.	3,375	0.00	27,195	0.01
Nova Celisa S.A.	468	0.00	468	0.00
Treasury Stock	343,139	0.10	-	-
Rubens Ometto Silveira Mello	355,699	0.11	355,699	0.13
Board of Directors	437,556	0.13	595,529	0.22
Executive Board	261,402	0.09	410,293	0.15
Shares outstanding	98,996,847	30.22	117,782,616	43.22
	327,548,032	100.00	272,548,032	100.00

4.	Orders placed/agreements entered Into (Not reviewed by our independent auditors)

Considering that the Company operates in the commodities market, its sales are substantially made at prices applicable at sales dates. However, Cosan has several sugar and ethanol markets contracts to be achieved by the Company through sales of these products in the future crops. The volumes related to outstanding orders/agreements are as follows:

Product	Jan/2009	Jan/2008
Sugar (in tons)	7,317,000	8,993,000
Alcohol (in cubic meters)	471,000	500,728

Commitments by crop are as follow:

	Sugar		Ethanol
Harvest	Jan/2009	Jan/2008	Jan/2009	Jan/2008
2007/2008	-	667,000	-	107,000
2008/2009	819,000	2,442,000	61,000	123,728
2009/2010	2,442,000	2,228,000	170,000	90,000
2010/2011	2,228,000	1,828,000	120,000	90,000
2011/2012	1,828,000	1,828,000	120,000	90,000
	7,317,000	8,993,000	471,000	500,728

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

5.	Arbitration clause

The Company is subject to the arbitration chamber for its industry, according to the arbitration clause set forth in its articles of incorporation.

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

Statement of operations of subsidiary

Quarter and nine-month periods ended January 31, 2009 and 2008

Usina da Barra S.A. Açúcar e Álcool

	11/01/08 to 01/31/09	05/01/08 to 01/31/09	11/01/07 to 01/31/08	05/01/07 to 01/31/08
Gross operating revenue
Sales of goods and services	528,794	1,324,623	418,809	1,090,474
Taxes and sales deductions	(47,443)	(101,405)	(35,772)	(89,916)
Net operating revenue	481,351	1,223,218	383,037	1,000,558

Cost of goods sold and services rendered	(355,618)	(987,474)	(332,615)	(912,351)

Gross profit	125,733	235,744	50,422	88,207

Operating income (expenses)
Selling expenses	(43,087)	(138,264)	(39,547)	(120,886)
General and administrative expenses	(19,509)	(56,925)	(15,332)	(46,937)
Financial expenses, net	(203,535)	(289,327)	(17,935)	(57,312)
Gains (losses) on equity investments	(1,903)	(1,733)	766	(155)
Other operating expenses, net	(10,473)	(85,742)	(24,051)	(65,524)
	(278,507)	(571,991)	(96,099)	(290,814)
Operating loss	(152,774)	(336,247)	(45,677)	(202,607)

Nonoperating result	106,474	110,104	309	4,267

Loss before income and social contribution taxes	(46,300)	(226,143)	(45,368)	(198,340)

Income and social contribution taxes
Current	(3,957)	(3,957)	-	4,402
Deferred	(1,941)	54,743	15,356	61,461
	(5,898)	50,786	15,356	65,863

Loss for the period	(52,198)	(175,357)	(30,012)	(132,477)

Loss per share – in Reais	(0,03435)	(0,11541)	(0,01975)	(0,08719)

COSAN S.A. INDÚSTRIA E COMÉRCIO

Other Company’s relevant information (Continued)

Statement of operations of subsidiary

Quarter and nine-month periods ended January 31, 2009 and 2008

Cosanpar Participações S.A.

	11/01/08 to 01/31/09	05/01/08 to 01/31/09	11/01/07 to 01/31/08	05/01/07 to 01/31/08
Gross operating revenue
Sales of goods and services	-	-	-	-
Taxes and sales deductions	-	-	-	-
Net operating revenue	-	-	-	-

Cost of goods sold and services rendered	-	-	-	-

Gross profit	-	-	-	-

Operating income (expenses)
Selling expenses	-	-	-	-
General and administrative expenses	(1,855)	(1,855)	-	-
Financial expenses, net	(1,506)	(1,506)	-	-
Gains (losses) on equity investments	(2,865)	(2,865)	-	-
Other operating expenses, net	(24,803)	(24,803)	-	-
	(31,029)	(31,029)	-	-
Operating loss	(31,029)	(31,029)

Nonoperating result	-	-	-	-

Loss before income and social contribution taxes	(31,029)	(31,029)	-	-

Income and social contribution taxes
Current	-	-	-	-
Deferred	8,433	8,433	-	-
	8,433	8,433

Loss for the period	(22,596)	(22,596)	-	-

Loss per share – in Reais	(0,01324)	(0,01324)	-	-